

It's a New Day.

charles SCHWAB

2009 ANNUAL REPORT



Table of Contents

Forward-Looking Statements: In addition to historical information, this Annual Report to Stockholders contains "forward-looking statements," which are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimate," "aim," "target," "could," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements, which reflect management's beliefs, objectives, and expectations as of the date hereof, are necessarily estimates based on the best judgment of the company's senior management. These statements relate to, among other things, the company's ability to limit expense growth (See "Letter from the Chief Executive Officer" and "Letter from the Chief Financial Officer"), the level of interest rates and the company's ability to achieve revenue growth and pre-tax profit margins and profitably grow (See "Letter from the Chief Financial Officer"). Achievement of the expressed beliefs, objectives, and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives, and expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report to Stockholders. See "Forward-Looking Statements" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 38 in the Form 10-K for a discussion of important factors that may cause such differences.



The last 18 months have touched everyone. People live their lives differently now. They focus more on what — and who — really matters to them. When it's time to do business, they pick companies that care about what matters to them personally, and they make those companies part of their everyday lives.



Debbie Lucente, an 11-year Schwab veteran, is a financial consultant in Atlanta's Buckhead Branch.

Perhaps nowhere is this truer than in financial services. In a post-crisis world, Schwab is more relevant and more recommended than ever. That's because, through it all, we stayed true to our purpose: to help everyone be financially fit.



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People know where they want to go.
They just need some help finding the way.

In a complex and busy world, few people have time to find their way alone. Finding the route that works best is what matters. Schwab is built to help everyone take the actions that lead to financial fitness. Some clients we serve directly, others through independent advisors, still others through the retirement plans and 401(k)s that their employers provide. But in every case, we help people get where they want to go.


People want advice they can trust.

Everyone needs a little help sometimes — whether it's figuring out the latest technology or a financial plan. Schwab offers help and guidance based on objective research and disciplined analysis. And we make it easily accessible — from Schwab Equity Ratings® posted on the Web to one-on-one talks with our financial consultants. No matter how our clients turn to us for help, we try to make financial guidance easy to reach, easy to understand, and worthy of trust.






(Secretly, everybody wishes they
understood this stuff better.)

Americans really want to understand all their financial options, but too many lack basic knowledge. That's why Schwab wants to help everyone — not just our clients — better understand how to reach financial fitness. We try to share our knowledge with everyone, from the tools and information we post on SchwabMoneyWise.com to our work with teens through Boys & Girls Clubs of America. We want to make sure people know how to make good choices about their money.



People expect to find exactly what they're looking for.

Today's world is a world of choices. But finding the right thing is much easier in the grocery store than it is in financial services. Schwab offers a wide range of financial products — our own and many from other firms — so people can choose what's best for them. Only by providing the widest range of choices, coupled with trusted help and guidance, can we help our clients meet their individual financial needs.


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I'm blogging this

When people find what works for them, they spread the word.

Everyone has a voice, and these days, it's very easy for people to make sure their voices are heard. Schwab is proud that more people than ever say they would recommend us. Like few competitors in the financial services industry, we're adding new households, new accounts, and new assets. As the market went down, our clients' opinion of us kept climbing. That says a lot.



"I started Schwab to fulfill the unmet needs of individual investors. That core idea — putting our clients' needs first — has never changed, even in times of crisis."

— Charles Schwab
Founder and Chairman

From Walt Bettinger, *President and Chief Executive Officer*

To My Fellow Stockholders:

Last year, Schwab added almost 1 million new client accounts while maintaining a healthy balance sheet and delivering significant improvements to our client services and products – a solid performance in the best of times, and an outstanding one given the economic reality of 2009.

Through Clients' Eyes

As we stuck to our strategy of focusing on our clients – on seeing our business and the services we provide from their perspective – it became clear that everything we've done in our 35-year history led us to be the firm people needed during this very tumultuous time. Through it all, Schwab remained a reliable source of financial services, a trusted provider of help and advice, and a stable firm committed to delivering great value – all when it was needed the most.

Let me put a little context around that.

A Tough Environment for Investors and Savers

Despite the market advances since March 2009, investors and savers continue to suffer. An estimated $12.6 trillion in household wealth has simply disappeared between mid-2007 and the third quarter of last year. Millions of Americans have lost their jobs, lost their homes, and lost faith in business and the economy.

In addition to a challenging investing environment, the prevailing ultra-low interest rate policies have made it difficult to earn an attractive return on savings, hitting particularly hard those who depend on their savings for income. After spending a lifetime making responsible decisions about spending and debt accumulation, many of these savers have suffered as their yields on cash investments declined to negligible levels. Understandably, some individuals began to focus less on investing and saving and more on shoring up the foundation of their financial picture – for example, paying down debt.

While these factors impacted our revenues in 2009, Schwab came through it all as a strong and solid company.

Financial Results
In 2009, clients continued to entrust their hard-earned money to Schwab, bringing in net new assets of $87.3 billion, far ahead of the pace reported by any competitor. Total client assets reached $1.42 trillion at year-end, compared to $1.14 trillion at year-end 2008.

Our asset-gathering strength led to a solid financial performance for the 12 months ending December 31, 2009.

- Net revenues of $4.2 billion
- Net income of $787 million
- Diluted earnings per share of $0.68, compared to $1.05 the prior year, and pre-tax profit margin of 30.4 percent, down from a record 39.4 percent a year ago. Both reflected the impact of the same low interest rate environment that affected our nation's savers.

To generate these results in such a challenging environment, we knew we had to be a very disciplined company. Overall, we reduced expenses by 7 percent by focusing on things we could control when so many factors — such as market valuations and interest rates — were clearly not in our control. (See Letter from the CFO, page 20.)

Pursuing Our Purpose
One of the most important things we could control was to stay the course with our purpose and our client-focused strategy. When so much was changing all around us, what is unchanging about Schwab kept us strong — and moving forward.

It all starts with our purpose: to help everyone be financially fit. That is the lens through which we view our business decisions and our actions.

To fulfill our purpose, we pursue a clear and transparent strategy. Each quarter, when I report about the state of our business, I talk about our progress against four strategic pillars: client loyalty; innovation; operating discipline; and One Schwab. These four pillars not only stake out *what* we intend to do, but they also signal the very specific behaviors that tell *how* we will carry out each pillar of our strategy:

1. Building client loyalty by being service oriented,
2. Innovating in ways that benefit consumers,
3. Operating our company in a disciplined manner, and
4. Leveraging capabilities across our company.

Helping everyone be financially fit compels us to think and act in different ways, and it's that alignment of our purpose with our day-to-day behavior that is central to our firm's success. In looking back on the major accomplishments of 2009, it's clear that our actions delivered very specific benefits for our clients and for our business.

1. Building Client Loyalty by Being Service Oriented
In 2009, Schwab helped more people than ever, serving nearly 10 million accounts across Institutional Services and Investor Services, our two operating segments.

On the institutional, or business-to-business side, we served thousands of employers and third-party 401(k) recordkeepers, representing 1.5 million retirement plan participants. We also helped more than 6,000 independent investment advisors take care of their clients' needs. These independent professionals, located around the country, typically serve as a fiduciary to their clients — a role that requires their clients' needs to come first. This "client-first" philosophy aligns perfectly with Schwab's commitment to the individual investor, and we are proud of the leading role we play in that growing part of the industry.

Last year, as more commissioned brokers decided to leave their brokerage firm and join the growing number of independent investment advisors, Schwab helped a record 172 new advisory teams as they either started or joined an independent firm. We also introduced an initiative to help independent advisors grow their business. Our "Make the Move" program saved clients of independent advisors millions of dollars in fees and, in the process, reduced the operating expenses of advisors we serve.

Among individual investors, we served 7.7 million client brokerage accounts and 722,000 banking accounts, which rose 62 percent with the success of our Schwab Bank High Yield Investor Checking® and the introduction of Schwab Bank High Yield Investor Savings®.

At our local Schwab branches, we conducted more than a half-million client meetings. In our automated channels, we recorded more than 250 million client log-ons to schwab.com and routed 15.4 million calls through our automated systems. In addition, Schwab employees also answered 13.7 million phone calls with an average speed-to-answer of 22 seconds.

During the most challenging days of early 2009 — when people needed someone to talk to — we didn't wait for clients to call us. We introduced an outbound calling program and proactively contacted clients to offer our best suggestions, shaped by our clients' interests. We also increased the number of branch workshops, online webinars, and other forms of client outreach.

In many branches, we assigned a dedicated professional to work with people who drop in without an appointment, making sure both clients and prospects get the help they need.

As a result of our efforts, we continued to post extraordinary client loyalty results. As profiled in a number of publications, the Schwab story of client loyalty is a true business success story. In 2009, more retail clients said they would recommend Schwab than ever before as our internal Client Promoter Score for individual investors reached record levels. Schwab also ranked "Highest in Investor Satisfaction with Self-Directed Services" by J.D. Power and Associates, and remarkably, given our history as a discount brokerage firm, we ranked third in the U.S. Full-Service Investor Satisfaction Study for traditional brokerage firms.


Client Promoter Score
Net percentage of clients (promoters minus detractors) who say they will recommend Schwab.
50%
59%
33%
-28%
Advisor Services
Investor Services
'04
'05
'06
'07
'08
'09

2. Innovating in Ways That Benefit Consumers

From day one, Schwab has been an advocate for the individual investor — from pioneering discount brokerage, to launching no-load, no-transaction-fee Mutual Fund OneSource®, to leading the way in Web-based investment and banking services.

Throughout 2009, we took a series of bold, innovative steps to help investors and savers make the most of their money.

In the spring, we introduced a high yield savings account that, in the Schwab tradition, offered a great rate on every client's first dollar — no catches or fine-print "gotchas."

Also in early 2009, we waived advisory fees for new client enrollments in managed portfolio programs, thereby giving clients the help they needed with investment advisory services even at the depth of the stock market decline. We also introduced new versions of our Web sites for individual investors, independent investment advisors, and retirement plan participants — all to very positive reviews.

Last November, we broke new ground in the fast-growing world of exchange-traded funds (ETFs). Eight new Schwab ETFs have some of the lowest operating expense ratios on the market and can be bought and sold without commissions in Schwab accounts if purchased online, regardless of the number of shares traded. These ETFs can be purchased in blocks as small as one share per trade.

When we innovate at Schwab, our focus is on delivering client benefits. And in 2010, we will continue our legacy of innovating on behalf of consumers while challenging traditional approaches to financial services where we believe that clients' interests are not optimally served. In fact, we began this year by cutting our online equity commission to $8.95 for all clients, regardless of the size of their trade — or the size of their portfolio. We also added to our suite of Schwab Managed Portfolios with new portfolios of ETFs, making it easier and more affordable for individual investors to obtain broad diversification in a single, professionally managed account with the low costs of ETFs.

3. Operating Our Company in a Disciplined Manner

In order to deliver effective products and services at a great value for all clients — especially when the environment put such tremendous pressure on revenues — we had to be disciplined and efficient in our internal operations.

Early last year, we faced very difficult choices as we worked to address this challenge. We made the painful decision to cut some jobs, but we made those decisions carefully and thoughtfully — and we simply refused to make cuts that would negatively impact client service. As a result of our operating discipline, we were in a position to deliver even greater value to clients while generating healthy financial performance for our stockholders.

In March, we lowered the expense ratio of the Schwab Hedged Equity Fund™. A month later, we enhanced our Schwab Target Funds by reducing expenses charged to investors, adjusting the asset allocation "glide path" to be more conservative as investors near retirement, and expanding the underlying funds that we invest in. Only two weeks passed before we cut fund fees again — this time for all Schwab equity index funds — to some of the lowest levels in the mutual fund industry. We also simplified share classes so that all Schwab equity index funds offer the same low fund expenses to investors regardless of how much they invest, starting with a low $100 minimum.

This is our purpose put into action. Now, anyone can open a Schwab One® brokerage account and invest just $100 in a fund like Schwab S&P 500 Index Mutual Fund*, which has a net expense ratio (after waivers) of .09 percent. In that case, investors can have access to all that Schwab has to offer for just 9 cents a year — less than a single dime.

4. Leveraging Capabilities Across Our Company

Our senior management team recognizes the power of teamwork and collaboration in driving long-term, sustainable growth. In 2009, we diligently worked across business lines and departments to align on certain core capabilities, including our people, our processes, and our technology. While each member of our Operating Council is responsible for running an individual business unit, our leaders understand that our mindset and our decisions must be made in the best interest of the entire Schwab organization.

For example, in 2009 we continued to reinforce sustainable, company-wide management bench strength. Over the past several years, executives have been thoughtfully rotated throughout different parts of the business, building knowledge, awareness, and skills they will need to lead Schwab for decades to come.

But the true power of a "One Schwab" philosophy is the ability to learn something once and apply it multiple times across internal organizational lines. From a technology standpoint, we leveraged what we learned from the redesign of schwab.com to benefit other client Web sites across the firm. We applied our Web expertise to our new site for 401(k) participants, which quickly became the top-rated participant site in the industry.

Leading Into the Future

As I continue in my second year as President and Chief Executive Officer of Charles Schwab, I have been thinking quite a bit about leadership — about what's expected of my leadership of this firm, and what's expected of Schwab's leadership within our industry.

It is my deeply held belief that leadership is not a position you declare, but a right that you earn as others choose to follow. At Schwab, our entire leadership team is driven by the desire to serve and benefit others. As a result, we are both pleased and humbled at the number of people who've chosen our firm to serve their financial needs.

Our faith in the individual investor has been rewarded with their trust in Schwab. Since 1993, Schwab has posted positive net new assets and new brokerage accounts for each and every quarter. That's a track record we're proud of, and one we intend to keep going.

As we look toward 2010 and beyond, we will continue to focus on what is unchanging about Schwab — our purpose, our strategy, and our day-to-day behaviors.

- We will continue to focus on the needs of both individual and institutional clients, delivering superior service and a great value.
- We will be innovative on behalf of consumers, introducing targeted new products and services and finding new ways to be a "game-changer" in a financial services industry where many competitors would prefer the status quo.
- We will be disciplined in the way we operate and manage our capital so that we have resources to reinvest in an ever-improving client experience and the continued growth of our business.
- We will manage the company from a holistic perspective, putting our investments and scale to work on behalf of the widest range of clients — even as we work together to build financial literacy for others who may not be our clients. As a result, we will continue to share our expertise through our Schwab MoneyWise® program as well as our work with nonprofit organizations like SingleStop and Boys & Girls Clubs of America.

At Schwab, our advocacy for investors and savers isn't just words on paper — it is the way we do business every day. You can be assured that we will continue to walk the talk, because when we lead the way to financial fitness, we want ever more people to follow. After all, our success is built one client at a time — as we see the world through clients' eyes.



Walt Bettinger
March 10, 2010

* "S&P 500®" is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by the Schwab S&P 500 Index Fund.


Total Client Assets
(in billions at year end)
$1,053.5
$1,239.2
$1,445.5
$1,137.0
$1,422.6
2005
2006
2007
2008
2009
Corporate and Retirement Services
Advisor Services
Investor Services


Client Accounts
(in millions)
6.7
0.1
0.5
7.0
0.3
1.2
7.4
0.4
1.4
7.7
0.7
1.5
2006
2007*
2008
2009
Active Brokerage Accounts
Banking Accounts
Corporate Retirement Plan Participants

* 2007 includes increases of 398,000 related to the acquisition of The 401(k) Company and 100,000 related to Schwab Personal Choice Retirement Account® participants at Schwab.

From Joe Martinetto, *Chief Financial Officer*

Keeping Our Commitments in a Tough Environment

There's no question that the big driver of our story for 2009 was the macro economic environment and its pervasive effects on our business. Let's acknowledge last year's apparent paradox right up front — in many ways, 2009 "felt" better than 2008, yet it ended up being much tougher on our financial performance. In my comments to you this year, I'd like to start by describing the forces that caused such a situation so that I can review our 2009 results in proper context, and then I'll move on to discuss our financial picture as we enter 2010.

With the economy showing signs of improvement and the equity markets rebounding from their March 2009 lows, our clients saw the market value of their assets at Schwab rise by more than $260 billion in the last nine months of the year. In addition, as Walt mentioned, the strength of engagement measures such as phone calls, branch and Web site visits, and trading activity provided clear signs that investors continued to seek Schwab's help in finding the right way forward in the midst of a shifting environment. Tough as that environment was, our net new assets were down from 2008 levels, but as Walt also mentioned, at $87.3 billion they were still far ahead of the pace reported by any other firm.

Coupling strong engagement with ongoing success in building our client base and attracting new assets helped drive substantial expansion of the company's earnings power in several ways. For example, the dollar value of client assets held at Schwab in fee-generating mutual funds — including proprietary, Mutual Fund OneSource®, and Clearing balances — rose by $61.2 billion, or 15 percent, during 2009, even after a $38.5 billion decline in money fund positions. In addition, balances in ongoing advised relationships rose to $62 billion by year-end 2009, a 49 percent increase over 2008. And the company's average balance of interest-earning assets, which are primarily funded by client cash inflows, rose by $14.8 billion, or 34 percent, between 2008 and 2009, reaching $58.6 billion last year.

That all certainly sounds like good news, and it is — Schwab's growth is the envy of the industry. During 2009, however, the revenue generated by client assets was severely constrained by continued declines in short-term interest rates. How, one might reasonably ask, could rates keep falling even after the Fed Funds target was set at essentially zero at the end of 2008? In short, the Federal Reserve has been so successful at pumping liquidity into our financial system to support the economic recovery that borrowing rates have dropped to negligible levels even for terms of six months to a year.

Since our money funds by law must invest in relatively short-term assets, yields on a number of them dropped so low in 2009 that we were forced to waive more than $220 million of our management fees in order to pay even a nominal 1 basis point return to clients. These waivers outweighed the growth in fee-generating assets and resulted in a 20 percent year-over-year drop in asset management and administration fees.

Furthermore, we keep a large portion of our interest-earning assets in shorter term securities to help ensure we're always ready to accommodate client cash needs. As the yield on those assets continued to decline during 2009 and we literally ran out of room to lower the rate paid on client cash, the resulting drop in our net interest margin overwhelmed the effect of balance sheet growth, and our net interest revenue declined by 28 percent. Finally, while client trading activity remained healthy in 2009, trading revenue declined by 8 percent as the market volatility and record-setting volumes of late 2008 eventually eased.


Net Revenues*
(in millions at year end)
$3,619
$4,309
$4,994
$5,150
$4,193
2005
2006
2007
2008
2009

All in all, revenues declined 19 percent in 2009. That's basically what we expected in a flat Fed Funds environment, although we got there in a different way than we'd projected at the start of the year, with higher-than-expected balance sheet growth offsetting our lower-than-expected net interest margin. Knowing our revenues were likely to remain under pressure, we came into the year with a plan to reduce expenses by at least 7 percent, and we delivered on that commitment. A major part of that effort was a complex realignment of staffing and office space utilization across the country, which culminated in a 7 percent reduction in headcount, a 29 percent reduction of our square footage in relatively high-cost San Francisco, and the more efficient allocation of staff across other operating hubs in Phoenix, Denver, and Austin. That expense discipline, in turn, enabled us to deliver a pre-tax profit margin of 30.4 percent and a 17 percent return on equity for 2009; not records for us, certainly, but solid results and right in line with our expectations given the environment.


Pre-Tax Profit Margin*
28.4%
34.3%
37.1%
39.4%
30.4%
2005
2006
2007
2008
2009

I'd like to say the hard work is done and all we have to do in 2010 is sit back and watch the client assets roll in and the revenue dollars pile up. Actually, we do believe that our revenue story is finally poised for improvement now that the economy seems to be solidly on a recovery track and interest rates can't do much more harm. Even if the Fed Funds target is not raised from year-end 2009 levels, we currently believe that the sequential improvement in net interest revenue we achieved in the fourth quarter of 2009 will spread to our other major sources of revenue during the first half of this year, and that the company will achieve year-over-year revenue growth of at least 1 percent in 2010. To the extent the Fed Funds target is adjusted upward starting in the middle of the year and ends 2010 at 1 percent, we'd expect revenue growth to reach approximately 15 percent.

With revenues likely on the mend, the hard part is expense discipline. I've said this before and it bears repeating: Schwab is a growth company, managed by folks who come to work every day thinking about how to do a better job for clients, how to offer them better products, better service, and better value. We love our competitive strength, the world-class, seemingly inexorable asset gathering, but we're always coming up with more ideas about how to enhance that momentum than we can effectively pursue with the managerial bandwidth and resources at hand. So, our ability to apply judgment — to prioritize our reinvestment in the company and work on the things that matter most to our clients — remains critical.

In 2010, we see an opportunity to push harder on projects that will benefit clients, as well as the need to spend a little more to accommodate the strong growth we've continued to achieve even as the financial and economic crisis of the last few years has played out. We therefore expect expenses to rise by at least 4 percent between 2009 and 2010. We also expect, however, that any upside to that increase will be linked to the higher level of revenue growth projected when interest rates begin to rise. If that happens, we'd expect to increase employee bonuses as appropriate while keeping other expenses at their planned levels. By staying disciplined, we believe we can continue to successfully balance investment for long-term growth with near-term profitability in 2010, which we'd translate into pre-tax profit margins of at least 25 percent and 35 percent, respectively, in our flat-rate and 1 percent Fed Funds rate scenarios.

We continue to focus on growth, knowing that the full earnings power associated with that growth will become clear as interest rates inevitably move toward more sustainable levels. We also continue to focus on the conservative financial management that our clients, stockholders, and employees expect from Schwab. I come to work every day knowing it's my job to ensure the company is ready to support the growth that my colleagues are so busily generating, and to do so as a stable, enduring institution. We appreciate your ongoing support as we aim for sustained, profitable growth in 2010 and beyond.

Joe Martinetto
March 10, 2010

*Amounts are presented on a continuing operations basis to exclude the impact of the sale of U.S. Trust Corporation, which was completed on July 1, 2007.

(In Millions, Except Per Share Amounts and as Noted)	GROWTH RATE 1-YEAR 2008-09	2009	2008	2007
Net revenues	(19%)	**$ 4,193**	$ 5,150	$ 4,994
Expenses excluding interest	(7%)	**$ 2,917**	$ 3,122	$ 3,141
Net income	(35%)	**$ 787**	$ 1,212	$ 2,407
Income from continuing operations per share — basic	(36%)	**$ .68**	$ 1.07	$ .93
Income from continuing operations per share — diluted	(36%)	**$ .68**	$ 1.06	$ .92
Basic earnings per share	(36%)	**$ .68**	$ 1.06	$ 1.98
Diluted earnings per share	(35%)	**$ .68**	$ 1.05	$ 1.96
Dividends declared per common share	9%	**$ .24**	$ .22	$ .20
Special dividend declared per common share	–	**$ –**	$ –	$ 1.00
Weighted-average common shares outstanding — diluted	–	**1,160**	1,157	1,222
Closing market price per share (at year end)	16%	**$ 18.82**	$ 16.17	$ 25.55
Book value per common share (at year end)	25%	**$ 4.37**	$ 3.51	$ 3.22
Net revenue (decline) growth		**(19%)**	3%	16%
Pre-tax profit margin from continuing operations		**30.4%**	39.4%	37.1%
Return on stockholders' equity		**17%**	31%	55%
Full-time equivalent employees (at year end, in thousands)	(7%)	**12.4**	13.4	13.3
Net revenues per average full-time equivalent employee (in thousands)	(12%)	**$ 338**	$ 383	$ 387

GROWTH IN CLIENT ASSETS AND ACCOUNTS

(In Billions, at Year End, Except as Noted)	GROWTH RATES COMPOUNDED 4-YEAR 2005-09	GROWTH RATES ANNUAL 1-YEAR 2008-09	2009	2008	2007	2006	2005
Assets in client accounts							
Schwab One®, other cash equivalents and deposits from banking clients	**20%**	**47%**	**$ 65.1**	$ 44.4	$ 35.9	$ 31.0	$ 31.3
Proprietary funds (Schwab Funds®, and Laudus Funds®):							
Money market funds	**12%**	**(18%)**	**171.2**	209.7	183.1	135.0	110.6
Equity and bond funds	**1%**	**23%**	**41.6**	33.9	58.7	56.2	39.2
Total proprietary funds	**9%**	**(13%)**	**212.8**	243.6	241.8	191.2	149.8
Mutual Fund Marketplace® (1):							
Mutual Fund OneSource® (2)	**6%**	**58%**	**175.0**	110.6	180.9	163.2	137.8
Mutual fund clearing services	**8%**	**51%**	**81.8**	54.2	81.8	62.1	60.2
Other third-party mutual funds (2)	**14%**	**44%**	**243.8**	169.1	225.7	173.1	142.7
Total Mutual Fund Marketplace	**10%**	**50%**	**500.6**	333.9	488.4	398.4	340.7
Total mutual fund assets	**10%**	**24%**	**713.4**	577.5	730.2	589.6	490.5
Equity and other securities (1)	**4%**	**36%**	**485.0**	357.2	545.2	487.0	422.4
Fixed income securities	**9%**	**2%**	**167.0**	164.1	145.8	142.0	119.7
Margin loans outstanding	**(7%)**	**27%**	**(7.9)**	(6.2)	(11.6)	(10.4)	(10.4)
Total client assets	**8%**	**25%**	**$1,422.6**	$1,137.0	$1,445.5	$1,239.2	$1,053.5
Client assets by business							
Investor Services	**4%**	**21%**	**$ 583.2**	$ 482.6	$ 625.3	$ 567.5	$ 507.8
Advisor Services	**10%**	**24%**	**590.4**	477.2	583.5	502.5	407.0
Corporate & Retirement Services	**16%**	**41%**	**249.0**	177.2	236.7	169.2	138.7
Total client assets by business	**8%**	**25%**	**$1,422.6**	$1,137.0	$1,445.5	$1,239.2	$1,053.5
Net growth in assets in client accounts (for the year ended)							
Net new assets							
Investor Services	**(2%)**	**(56%)**	**$ 15.3**	$ 35.1	$ 38.6	$ 26.7	$ 16.3
Advisor Services	**–**	**(31%)**	**41.3**	60.2	65.6	51.4	42.1
Corporate & Retirement Services	**10%**	**70%**	**30.7**	18.1	56.0	5.2	21.2
Total net new assets (3,4)	**2%**	**(23%)**	**$ 87.3**	$ 113.4	$ 160.2	$ 83.3	$ 79.6
Net market gains (losses) (4)			**198.3**	(421.9)	46.1	102.4	31.9
Net growth (decline)			**$ 285.6**	$ (308.5)	$ 206.3	$ 185.7	$ 111.5
New brokerage accounts (in thousands, for the year ended)	**8%**	**(11%)**	**787**	889	809	655	568
Clients (in thousands)(5)							
Active brokerage accounts	**2%**	**4%**	**7,701**	7,401	7,049	6,737	7,049
Banking accounts	**N/A**	**62%**	**722**	447	262	147	N/A
Corporate retirement plan participants (6)	**N/A**	**4%**	**1,465**	1,407	1,205	542	N/A

Note: All amounts are presented on a continuing operations basis to exclude the impact of the sale of U.S. Trust Corporation, which was completed on July 1, 2007.

(1) Excludes all proprietary money market, equity, and bond funds.

(2) Certain client assets at December 31, 2009, have been reclassified from Mutual Fund OneSource® to other third-party mutual funds.

(3) Includes inflows of $17.8 billion in 2007 related to the acquisition of The 401(k) Company. Includes inflows of $3.3 billion and $3.6 billion in 2007 and 2006, respectively, related to a mutual fund clearing services client. Includes an outflow of $19.5 billion in 2006 related to a mutual fund clearing services client who completed the transfer of these assets to an internal platform. Effective 2007, amount includes balances covered by 401(k) record keeping-only services, which totaled $5.2 billion at May 31, 2007, related to the March 2007 acquisition of The 401(k) Company.

(4) Effective 2007, amounts include the Company's mutual fund clearing services business' daily net settlements, with a corresponding change in net market gains (losses). All prior period amounts have been recast to reflect this change.

(5) Periodically, the Company reviews its active account base. The Company identified over 400,000 brokerage accounts that met its current definition of active, but had little or no balances and no likelihood of further activity. Effective March 31, 2006, the Company removed these accounts from its active brokerage account total. Amounts for periods prior to 2006 were not adjusted. While the Company adjusted its definition of an active brokerage account to exclude certain zero and minimal balance accounts, the basic definition remains "accounts with balances or activity within the preceding 8 months."

(6) 2007 includes increases of 398,000 related to the acquisition of The 401(k) Company and 100,000 related to Schwab Personal Choice Retirement Account® participants at Schwab.

Charles R. Schwab
Chairman of the Board

Walter W. Bettinger II
President and Chief Executive Officer

Jay L. Allen
Executive Vice President, Human Resources and Employee Services

Benjamin L. Brigeman
Executive Vice President, Investor Services

John S. Clendening
Executive Vice President, Shared Strategic Services

Carrie E. Dwyer
Executive Vice President, General Counsel and Corporate Secretary

Jan Hier-King
Executive Vice President, Shared Support Services

Lisa Kidd Hunt
Executive Vice President, Investor Development

Joseph R. Martinetto
Executive Vice President and Chief Financial Officer

James D. McCool
Executive Vice President, Institutional Services

Randall W. Merk
Executive Vice President, Investment Management Services

Rebecca Saeger
Executive Vice President and Chief Marketing Officer

Paul V. Woolway
Executive Vice President and President, Charles Schwab Bank



Client Service Specialist Renna Swayne

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 **Commission file number 1-9700**

THE CHARLES SCHWAB CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-3025021**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

211 Main Street, San Francisco, CA 94105
(Address of principal executive offices and zip code)
Registrant's telephone number, including area code: (415) 636-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $.01 par value per share	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: Common Stock - None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the voting stock held by non-affiliates of the registrant was $16.9 billion. For purposes of this information, the outstanding shares of Common Stock owned by directors and executive officers of the registrant, and certain investment companies managed by Charles Schwab Investment Management, Inc. were deemed to be shares of the voting stock held by affiliates.

The number of shares of Common Stock outstanding as of January 29, 2010, was 1,192,216,294.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates certain information contained in the registrant's definitive proxy statement for its annual meeting of stockholders, to be held May 13, 2010, by reference to that document.

THE CHARLES SCHWAB CORPORATION

Annual Report On Form 10-K
For Fiscal Year Ended December 31, 2009

TABLE OF CONTENTS

PART I

Item 1. Business

General Corporate Overview

The Charles Schwab Corporation (CSC), headquartered in San Francisco, California, was incorporated in 1986 and engages, through its subsidiaries (collectively referred to as the Company, and primarily located in San Francisco except as indicated), in securities brokerage, banking, and related financial services. At December 31, 2009, the Company had $1.42 trillion in client assets, 7.7 million active brokerage accounts[(a)], 1.5 million corporate retirement plan participants, and 722,000 banking accounts.

Significant subsidiaries of CSC include:

- Charles Schwab & Co., Inc. (Schwab), which was incorporated in 1971, is a securities broker-dealer with 304 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K., and serves clients in Hong Kong through one of CSC's subsidiaries;
- Charles Schwab Bank (Schwab Bank), which commenced operations in 2003, is a federal savings bank located in Reno, Nevada; and
- Charles Schwab Investment Management, Inc. (CSIM) is the investment advisor for Schwab's proprietary mutual funds, which are referred to as the Schwab Funds®.

The Company provides financial services to individuals and institutional clients through two segments – Investor Services and Institutional Services. The Investor Services segment includes the Company's retail brokerage and banking operations. The Institutional Services segment provides custodial, trading, and support services to independent investment advisors (IAs), as well as retirement plan, equity compensation plan, and other financial services to corporations and their employees. For financial information by segment for the three years ended December 31, 2009, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 21. Segment Information."

As of December 31, 2009, the Company had full-time, part-time and temporary employees, and persons employed on a contract basis that represented the equivalent of about 12,400 full-time employees.

Acquisition and Divestiture

In July 2007, the Company sold all of the outstanding stock of U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust). U.S. Trust was a subsidiary that provided wealth management services.

In March 2007, the Company acquired The 401(k) Company, which offers retirement plan services. The acquisition enhanced the Company's ability to meet the needs of retirement plans of all sizes. The acquisition also provided the opportunity to capture rollover accounts from individuals participating in retirement plans served by The 401(k) Company and to cross-sell the Company's other investment and banking services to plan participants.

Business Strategy and Competitive Environment

The Company's purpose is to help everyone be financially fit. The Company's strategy is to meet the financial services needs of individual investors, both directly and indirectly, through its two segments. To pursue its strategy, the Company focuses on: building client loyalty; innovating in ways that benefit clients; operating in a disciplined manner; and leveraging its strengths through shared core processes and technology platforms. The Company provides clients with a compelling combination of personalized relationships, superior service, and great value, delivered through a blend of people and technology. People provide the client focus and personal touch that are essential in serving investors, while technology helps create services that are scalable and consistent. This combination helps the Company address a wide range of client needs – from tools and information for self-directed or active investors, to advice services, to retirement and equity-based incentive

---

[(a)] *Accounts with balances or activity within the preceding eight months.*

plans, to support services for independent IAs – while enabling each client to easily utilize some or all of these capabilities according to their unique circumstances.

The Company's competition in serving individual investors includes a wide range of brokerage, wealth management, and asset management firms, as well as banks and trust companies. In serving these investors and competing for a growing percentage of the investable wealth in the U.S., the Company offers a multi-channel service delivery model, which includes branch, telephonic, and online capabilities. Under this model, the Company can offer personalized service at competitive prices while giving clients the choice of where, when, and how they do business with the Company. Schwab's branches and regional telephone service centers are staffed with trained and experienced financial consultants (FCs) focused on building and sustaining client relationships. The Company offers the ability to meet client investing needs through a single ongoing point of contact, even as those needs change over time. In particular, management believes that the Company's ability to provide those clients seeking help, guidance, or advice with an integrated, individually tailored solution – ranging from occasional consultations to an ongoing relationship with a Schwab FC or an IA – is a competitive strength compared to the more fragmented offerings of other firms.

The Company's online and telephonic channels provide quick and efficient access to an extensive array of information, research, tools, trade execution, and administrative services, which clients can access according to their needs. For example, as clients trade more actively, they can use these channels to access highly competitive pricing, expert tools, and extensive service capabilities – including experienced, knowledgeable teams of trading specialists and integrated product offerings.

Individuals investing for retirement through 401(k) plans can take advantage of the Company's bundled offering of multiple investment choices, education, and third-party advice. Management also believes the Company is able to compete with the wide variety of financial services firms striving to attract individual client relationships by complementing these capabilities with the extensive array of investment, banking, and lending products and services described in the following section.

In the IA arena, the Company competes with institutional custodians, traditional and discount brokers, banks, and trust companies. Management believes that its Institutional Services segment can maintain its market leadership position primarily through the efforts of its expanded sales and support teams, which are dedicated to helping IAs grow, compete, and succeed in serving their clients. In addition to focusing on superior service, Institutional Services competes by utilizing technology to provide IAs with a highly-developed, scalable platform for administering their clients' assets easily and efficiently. Institutional Services sponsors a variety of national, regional, and local events designed to help IAs identify and implement better ways to grow and manage their practices efficiently.

Another important aspect of the Company's ability to compete is its ongoing focus on efficiency and productivity, as lower costs give the Company greater flexibility in its approach to pricing and investing for growth. Management believes that this flexibility remains important in light of the current competitive environment, in which a number of competitors offer reduced online trading commission rates and lower expense ratios on certain classes of mutual funds. Additionally, the Company's nationwide marketing effort is an important competitive tool because it reinforces the attributes of the Schwab® brand.

Products and Services

The Company offers a broad range of products to address individuals' varying investment and financial needs. Examples of these product offerings include:

- Brokerage – an array of asset management accounts including some with check-writing features, debit card, and billpay; individual retirement accounts; retirement plans for small to large businesses; 529 college savings accounts; separately managed accounts; designated brokerage accounts; equity incentive plan accounts; and margin loans, as well as access to fixed income securities, equity and debt offerings, and exchange traded funds;
- Banking – first mortgages, home equity lines of credit, pledged-asset loans, certificates of deposit, demand deposit accounts, checking accounts linked to brokerage accounts, savings accounts, and credit cards;
- Trust – trust custody services, personal trust reporting services, and administrative trustee services; and
- Mutual funds – third-party mutual funds through Mutual Fund Marketplace®, including no-load mutual funds through the Mutual Fund OneSource® service, proprietary mutual funds from two fund families – Schwab Funds® and Laudus Funds®, other third-party mutual funds, and mutual fund trading and clearing services to broker-dealers.

These products, and the Company's full array of investing services, are made available through its two segments – Investor Services and Institutional Services.

Investor Services

Through the Investor Services segment, the Company provides retail brokerage and banking services to individual investors.

The Company offers research, analytic tools, performance reports, market analysis, and educational material to all clients. Clients looking for more guidance have access to online portfolio planning tools, as well as professional advice from Schwab's portfolio consultants who can help develop an investment strategy and carry out investment and portfolio management decisions.

Schwab strives to demystify investing by educating and assisting clients in the development of investment plans. Educational tools include workshops, interactive courses, and online information about investing. Additionally, Schwab provides various internet-based research and analysis tools that are designed to help clients achieve better investment outcomes. As an example of such tools, Schwab Equity Ratings® is a quantitative model-based stock rating system that provides all clients with ratings on approximately 3,000 stocks, assigning each equity a single grade: A, B, C, D, or F. Stocks are rated based on specific factors relating to fundamentals, valuation, momentum, and risk and ranked so that the number of 'buy consideration' ratings – As and Bs – equals the number of 'sell consideration' ratings – Ds and Fs.

Clients may need specific investment recommendations, either from time to time or on an ongoing basis. The Company provides clients seeking advice with customized solutions. The Company's approach to advice is based on long-term investment strategies and guidance on portfolio diversification and asset allocation. This approach is designed to be offered consistently across all of Schwab's delivery channels.

Schwab Private Client™ features a personal advice relationship with a designated FC, supported by a team of investment professionals who provide individualized service, a customized investment strategy developed in collaboration with the client, and ongoing guidance and execution.

For clients seeking a relationship in which investment decisions are fully delegated to a financial professional, the Company offers several alternatives. The Company provides investors access to professional investment management in a diversified account that is invested exclusively in either mutual funds or exchange traded funds through the Schwab Managed Portfolio™ program. The Company also refers investors who want to utilize a specific third-party money manager to direct a portion of their investment assets to the Schwab Managed Account program. In addition, clients who want the assistance of an independent professional in managing their financial affairs may be referred to IAs in the Schwab Advisor Network®. These IAs provide personalized portfolio management, financial planning, and wealth management solutions.

The Company strives to deliver information, education, technology, service, and pricing that meet the specific needs of clients who trade actively. Schwab offers integrated Web- and software-based trading platforms, which incorporate intelligent order routing technology, real-time market data, options trading, premium stock research, and multi-channel access, as well as sophisticated account and trade management features, risk management tools, decision support tools, and dedicated personal support.

The Company serves both foreign investors and non-English-speaking U.S. clients who wish to trade or invest in U.S. dollar-based securities. The Company has a physical presence in the United Kingdom and Hong Kong. In the U.S., the Company serves Chinese-, Korean-, Spanish-, and Vietnamese-speaking clients through a combination of its branch offices and Web-based and telephonic services.

Institutional Services

Through the Institutional Services segment, Schwab provides custodial, trading, technology, practice management, trust asset, and other support services to IAs. To attract and serve IAs, Institutional Services has a dedicated sales force and service teams assigned to meet their needs.

IAs who custody client accounts at Schwab may use proprietary software that provides them with up-to-date client account information, as well as trading capabilities. The Institutional Services website is the core platform for IAs to conduct daily business activities online with Schwab, including submitting client account information and retrieving news and market information. This platform provides IAs with a comprehensive suite of electronic and paper-based reporting capabilities. Institutional Services offers online cashiering services, as well as internet-based eDocuments sites for both IAs and their clients that provide multi-year archiving of online statements, trade confirms and tax reports, along with document search capabilities.

To help IAs grow and manage their practices, Institutional Services offers a variety of services, including marketing and business development, business strategy and planning, and transition support. Regulatory compliance consulting and support services are available, as well as website design and development capabilities. Institutional Services maintains a website that provides interactive tools, educational content, and research reports to assist advisors thinking about establishing their own independent practices.

Institutional Services offers an array of services to help advisors establish their own independent practices through the Business Start-up Solutions package. This includes access to dedicated service teams and outsourcing of back-office operations, as well as third-party firms who provide assistance with real estate, errors and omissions insurance, and company benefits.

The Company offers a variety of educational materials and events to IAs seeking to expand their knowledge of industry issues and trends, as well as sharpen their individual expertise and practice management skills. Institutional Services updates and shares market research on an ongoing basis, and it holds a series of events and conferences every year to discuss topics of interest to IAs, including business strategies and best practices. The Company sponsors the annual IMPACT® conference, which provides a national forum for the Company, IAs, and other industry participants to gather and share information and insights.

IAs and their clients have access to a broad range of the Company's products and services, including managed accounts and cash products.

The Institutional Services segment also provides retirement plan services, plan administrator services, stock plan services, and mutual fund clearing services, and supports the availability of Schwab proprietary mutual funds on third-party platforms. The Company serves a range of employer sponsored plans: equity compensation plans, defined contribution plans, defined benefit plans, and other investment related benefits plans.

The Company's bundled 401(k) retirement plan product offers plan sponsors a wide array of investment options, trustee services, and participant-level recordkeeping. Plan design features, which increase plan efficiency and achieve employer goals, are also offered, such as automatic enrollment, automatic fund mapping at conversion, and automatic contribution increases. Services such as Roth 401(k) and designated brokerage accounts are also offered. The Company provides a robust suite of tools to plan sponsors to manage their plans, including plan-specific reports, studies and research, access to legislative updates and benchmarking reports that provide perspective of their plan's features compared with overall industry and segment-specific plans. Participants in bundled 401(k) plans receive targeted education materials, have access to electronic tools and resources, may attend onsite and virtual seminars, and can receive customized advice provided by a third party.

Participants in 401(k) plans administered by Institutional Services have access to personalized advice online, by phone, or in person, including recommendations specific to the core investment fund choices in their retirement plan and specific recommended savings rates. Advice services include the automatic rebalancing of participant accounts to maintain proper asset allocations.

The Company's equity compensation plan product offers plan sponsors full-service recordkeeping for stock plans: stock options, restricted stock, performance shares and stock appreciation rights. Specialized services for executive transactions and reporting, grant acceptance tracking and other services are offered to employers to meet the needs of administering the reporting and compliance aspects of an equity compensation plan.

Through the Plan Administrator Services unit, the Company and third-party administrators work together to serve plan sponsors, combining the consulting and administrative expertise of the administrator with the Company's investment, technology, participant education and trustee services.

Schwab also offers its proprietary mutual funds and collective trust funds on third-party retirement platforms, allowing plan sponsors outside of the Company's bundled platform access to the Schwab Managed Retirement Trust Fund family. These target-date retirement collective trusts have independent sub-managers and leverage both active and passive management, which offer institutional structure and pricing.

Regulation

CSC is a savings and loan holding company and Schwab Bank, CSC's depository institution subsidiary, is a federal savings bank. CSC and Schwab Bank are both subject to supervision and regulation by the Office of Thrift Supervision. As a savings and loan holding company, CSC is not subject to specific statutory capital requirements. However, CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities.

Schwab Bank is subject to regulation and supervision and to various requirements and restrictions under federal and state laws, including regulatory capital guidelines. Among other things, these requirements govern transactions with CSC and its non-depository institution subsidiaries, including loans and other extensions of credit, investments or asset purchases, dividends, and investments. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on Schwab Bank.

The securities industry in the United States is subject to extensive regulation under both federal and state laws. Schwab is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab and CSIM are registered as investment advisors with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations (SROs), namely the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). Schwab is a member of the Nasdaq Stock Market and the Chicago Board Options Exchange and is consequently subject to their rules and regulations. The primary regulators of Schwab are the FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association (NFA) as Schwab's primary regulator for futures and commodities trading activities. The Company's business is also subject to oversight by regulatory bodies in other countries in which the Company operates.

The principal purpose of regulating broker-dealers and investment advisors is the protection of clients and the securities markets. The regulations to which broker-dealers and investment advisors are subject cover all aspects of the securities business, including, among other things, sales and trading practices, publication of research, margin lending, uses and safekeeping of clients' funds and securities, capital adequacy, recordkeeping and reporting, fee arrangements, disclosure to clients, fiduciary duties owed to advisory clients, and the conduct of directors, officers and employees.

As a registered broker-dealer, Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule) and related SRO requirements. The CFTC and NFA also impose net capital requirements. The Uniform Net Capital Rule specifies minimum capital requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. Because CSC itself is not a registered broker-dealer, it is not subject to the Uniform Net Capital Rule. However, if Schwab failed to maintain specified levels of net capital, such failure would constitute a default by CSC under certain debt covenants.

The Uniform Net Capital Rule limits broker-dealers' ability to transfer capital to parent companies and other affiliates. Compliance with the Uniform Net Capital Rule could limit Schwab's operations and its ability to repay subordinated debt to CSC, which in turn could limit CSC's ability to repay debt, pay cash dividends, and purchase shares of its outstanding stock.

Sources of Net Revenues

The Company's major sources of net revenues are asset management and administration fees, net interest revenue, and trading revenue. The Company generates asset management and administration fees through its proprietary and third-party mutual fund offerings, as well as fee-based investment management and advisory services. Net interest revenue is the difference between interest earned on interest-earning assets (such as cash, short- and long-term investments, and mortgage and margin loans) and interest paid on funding sources (including deposits in banking and brokerage accounts, short-term borrowings, and long-term debt). The Company generates trading revenues through commissions earned for executing trades for clients and principal transaction revenues from trading activity in fixed income securities.

For revenue information by source for the three years ended December 31, 2009, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Net Revenues."

Available Information

The Company files annual, quarterly, and current reports, proxy statements, and other information with the SEC. The Company's SEC filings are available to the public over the Internet on the SEC's website at http://www.sec.gov. You may read and copy any document that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

On the Company's Internet website, http://www.aboutschwab.com, the Company posts the following recent filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: the Company's annual reports on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings are available free of charge either on the Company's website or by request via email (investor.relations@schwab.com), telephone (415-667-1959), or mail (Charles Schwab Investor Relations at 211 Main Street, San Francisco, CA 94105).

Item 1A. Risk Factors

The Company faces a variety of risks that may affect its operations or financial results, and many of those risks are driven by factors that the Company cannot control or predict. The following discussion addresses those risks that management believes are the most significant, although there may be other risks that could arise, or may prove to be more significant than expected, that may affect the Company's operations or financial results.

For a discussion of the Company's risk management, including technology and operating risk, credit risk, concentration risk, market risk, fiduciary risk, and legal and regulatory risk, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management."

Developments in the business, economic, and geopolitical environment could negatively impact the Company's business.

The Company's business can be adversely affected by the general environment – economic, corporate, securities market, regulatory, and geopolitical developments all play a role in client asset valuations, trading activity, interest rates and overall investor engagement, and are outside of the Company's control. Deterioration in the housing and credit markets, reductions in short-term interest rates, and decreases in securities valuations are negatively impacting the Company's net interest revenue, asset management and administration fees, and capital resources.

A significant decrease in the Company's liquidity could negatively affect the Company's business and financial management as well as reduce client confidence in the Company.

Maintaining adequate liquidity is crucial to the business operations of the Company, including margin lending, mortgage lending, and transaction settlement, among other liquidity needs. The Company meets its liquidity needs primarily through cash generated by client activity and operating earnings, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in market conditions, may affect the Company's ability to meet its liquidity needs. A reduction in the Company's liquidity position could reduce client confidence in the Company, which could result in the loss of client accounts. In addition, if the Company's broker-dealer or depository institution subsidiaries fail to meet regulatory capital guidelines, regulators could limit the subsidiaries' operations or their ability to upstream funds to CSC, which could reduce CSC's liquidity and adversely affect its ability to repay debt and pay cash dividends.

Factors which may adversely affect the Company's liquidity position include a reduction in cash held in banking or brokerage client accounts and/or a dramatic increase in the Company's client lending activities (including margin and personal lending). The Company also experiences liquidity demands as a result of brokerage client asset flows. In the ordinary course of business, clients' asset flows between cash balances and investment products and timing differences between when amounts are segregated for regulatory purposes and when amounts are required to fund settlement of client transactions can create significant daily changes in the Company's cash position. The unpredictability of such timing differences and liquidity demands has increased with recent market conditions as client asset flows have become more volatile.

When cash generated by client activity and operating earnings is not sufficient for the Company's liquidity needs, the Company must seek external financing. Due to significant disruptions in the credit and capital markets, potential sources of external financing have been reduced for many firms, and borrowing costs have increased. Although CSC and Schwab maintain uncommitted, unsecured bank credit lines and CSC has a commercial paper issuance program, as well as a universal shelf registration statement filed with the SEC, financing may not be available on acceptable terms or at all due to market conditions and disruptions in the credit markets. In addition, a significant downgrade in the Company's credit ratings could increase its borrowing costs and limit its access to the capital markets.

The Company may suffer significant losses from its credit exposures.

The Company's businesses are subject to the risk that a client, counterparty or issuer will fail to perform its contractual obligations, or that the value of collateral held to secure obligations will prove to be inadequate. While the Company has policies and procedures designed to manage this risk, the policies and procedures may not be fully effective. The Company's exposure mainly results from margin lending activities, securities lending activities, mortgage lending activities, its role as a counterparty in financial contracts and investing activities, and indirectly from the investing activities of certain of the proprietary funds that the Company sponsors.

The Company has exposure to credit risk associated with its securities available for sale and securities held to maturity portfolios, which includes U.S. agency and non-agency residential mortgage-backed securities, consumer loan asset-backed securities, corporate debt securities, and certificates of deposit among other investments. These instruments are also subject to price fluctuations as a result of changes in the financial market's assessment of issuer credit quality, increases in the unemployment rate, delinquency and default rates, housing price declines, changes in prevailing interest rates and other economic factors.

Loss of value of securities available for sale and securities held to maturity can result in charges if management determines that the impairments are other than temporary. The evaluation of whether other-than-temporary impairment exists is a matter of judgment which includes the assessment of several factors. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates." If management determines that a security is other-than-temporarily impaired, the cost basis of the security may be adjusted and a corresponding loss may be recognized in current earnings. Certain securities available for sale experienced deteriorating credit characteristics in 2009 which resulted in impairment charges. Deterioration in the performance of securities available for sale and securities held to maturity could result in the recognition of future impairment charges.

The Company's loans to banking clients primarily consist of first-lien mortgage loans and home equity lines of credit. Increases in delinquency and default rates, housing price declines, increases in the unemployment rate, and other economic factors can result in charges for loan loss reserves and write downs on such loans.

Heightened credit exposures to specific counterparties or instruments (concentration risk) can increase the Company's risk of loss. Examples of the Company's credit concentration risk include:

- large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry;
- mortgage loans and home equity lines of credit to banking clients which are secured by properties in the same geographic region; and
- margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company may also be subject to concentration risk when lending to a particular counterparty, borrower or issuer.

The Company sponsors a number of proprietary money market mutual funds and other proprietary funds. Although the Company has no obligation to do so, the Company may decide for competitive reasons to provide credit, liquidity or other support to its funds in the event of significant declines in valuation of fund holdings or significant redemption activity that exceeds available liquidity. Such support could cause the Company to take significant charges and could reduce the Company's liquidity. If the Company chose not to provide credit, liquidity or other support in such a situation, the Company could suffer reputational damage and its business could be adversely affected.

Significant interest rate changes could affect the Company's profitability and financial condition.

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (such as cash, short- and long-term investments, and mortgage and margin loans) relative to changes in the costs of its funding sources (including deposits in banking and brokerage accounts, short-term borrowings, and long-term debt). Changes in interest rates generally affect the interest earned on interest-earning assets differently than the interest the Company pays on its interest-bearing liabilities. In addition, certain funding sources do not bear interest and their cost therefore does not vary. Overall, the Company is positioned to benefit from a rising interest rate environment; the Company could be adversely affected by a decline in interest rates if the rates that the Company earns on interest-earning assets decline more than the rates that the Company pays on its funding sources, or if prepayment rates increase on the mortgages and mortgage-backed securities that the Company holds. With the low interest rate environment, the Company's revenue from interest-earning assets has been declining more than the rates that the Company pays on its funding sources. The Company may also be limited in the amount it can reduce interest rates on deposit accounts and still offer a competitive return.

To the extent certain Schwab-sponsored money market mutual funds replace maturing securities with lower yielding securities and the overall yield on such funds falls to a level at or below the management fees on those funds, the Company may waive a portion of its fee in order to continue providing some return to clients. As a result of the low interest rate environment, the Company has been waiving and may continue to waive a portion of its management fees for certain Schwab-sponsored money market mutual funds. Such fee waivers negatively impact the Company's asset management and administration fees.

The Company is subject to litigation and regulatory investigations and proceedings and may not always be successful in defending itself against such claims or proceedings.

The financial services industry faces substantial litigation and regulatory risks. The Company is subject to arbitration claims and lawsuits in the ordinary course of its business, as well as class actions and other significant litigation. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties or other results adverse to the Company including reputational harm. Even if the Company is successful in defending against these actions, the defense of such matters may result in the Company incurring significant expenses. Predicting the outcome of matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants, claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine, or penalty could be material to the Company's operating results or cash flows for a particular future period, depending on the

Company's results for that period. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased. See "Item 3 – Legal Proceedings."

From time to time, the Company is subject to litigation claims from third parties alleging infringement of their intellectual property rights (e.g., patents). Such litigation can require the expenditure of significant Company resources. If the Company was found to have infringed a third-party patent, or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

Extensive regulation of the Company's businesses limits the Company's activities and may subject it to significant penalties.

As a participant in the securities, banking and financial services industries, the Company is subject to extensive regulation under both federal and state laws by governmental agencies, supervisory authorities, and SROs. Such regulation is expected to become more extensive and complex in response to the recent market disruptions. The requirements imposed by the Company's regulators are designed to ensure the integrity of the financial markets, the safety and soundness of financial institutions, and the protection of clients. These regulations often serve to limit the Company's activities by way of capital, customer protection and market conduct requirements, and restrictions on the businesses activities that the Company may conduct. Despite the Company's efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance. Any enforcement actions or other proceedings brought by the Company's regulators against the Company or its affiliates, officers or employees could result in fines, penalties, cease and desist orders, enforcement actions, suspension or expulsion, or other disciplinary sanctions, including limitations on the Company's business activities, any of which could harm the Company's reputation and adversely affect the Company's results of operations and financial condition.

Legislation or changes in rules and regulations could negatively impact the Company's business and financial results.

New legislation, rule changes, or changes in the interpretation or enforcement of existing federal, state and SRO rules and regulations may directly affect the operation and profitability of the Company or its specific business lines. The profitability of the Company could also be affected by rules and regulations which impact the business and financial communities generally, including changes to the laws governing taxation, electronic commerce, client privacy and security of client data. In addition, the rules and regulations could result in limitations on the lines of business the Company conducts, modifications to the Company's business practices, increased capital requirements, or additional costs.

The Company's industry is characterized by aggressive price competition.

The Company continually monitors its pricing in relation to competitors and periodically adjusts trade commission rates, interest rates on deposits and loans, fees for advisory services, and other fee structures to enhance its competitive position. Increased price competition from other financial services firms, such as reduced commissions to attract trading volume or higher deposit rates to attract client cash balances, could impact the Company's results of operations and financial condition.

The industry in which the Company competes has undergone a period of consolidation.

The Company faces intense competition for the clients that it serves and the products and services it offers. There has been significant consolidation as financial institutions with which the Company competes have been acquired by or merged into or acquired other firms. This consolidation may continue. Competition is based on many factors, including the range of products and services offered, pricing, customer service, brand recognition, reputation, and perceived financial strength. Consolidations may enable other firms to offer a broader range of products and services than the Company does, or offer such products at more competitive prices.

The Company faces competition in hiring and retaining qualified employees, especially for employees who are key to the Company's ability to build and enhance client relationships.

The market for quality professionals and other personnel in the Company's business is highly competitive. Competition is particularly strong for financial consultants who build and sustain the Company's client relationships. The Company's ability to continue to compete effectively will depend upon its ability to attract new employees and retain existing employees while managing compensation costs.

Technology and operational failures could subject the Company to losses, litigation, and regulatory actions.

The Company faces technology and operating risk which is the potential for loss due to deficiencies in control processes or technology systems of the Company, its vendors or its outsourced service providers that constrain the Company's ability to gather, process, and communicate information and process client transactions efficiently and securely, without interruptions. This risk also includes the risk of human error, employee misconduct, external fraud, computer viruses, terrorist attacks, and natural disaster. The Company's business and operations could be negatively impacted by any significant technology and operational failures. Moreover, instances of fraud or other misconduct, including improper use or disclosure of confidential client, employee, or company information, might also negatively impact the Company's reputation and client confidence in the Company, in addition to any direct losses that might result from such instances. Despite the Company's efforts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to manage risk, there can be no assurance that the Company will not suffer unexpected losses, reputational damage or regulatory action due to technology or other operational failures, including those of its vendors.

The Company also faces risk related to its security guarantee which covers client losses from unauthorized account activity, such as those caused by external fraud involving the compromise of clients' login and password information. Losses reimbursed under the guarantee could have a negative impact on the Company's results of operations.

The Company relies on outsourced service providers to perform key functions.

The Company relies on external service providers to perform certain key technology, processing, servicing, and support functions. These service providers also face technology and operating risk and any significant failures by them, including the improper use or disclosure of the Company's confidential client, employee, or company information, could cause the Company to incur losses and could harm the Company's reputation. An interruption in or the cessation of service by any external service provider as a result of systems failures, capacity constraints, financial difficulties or for any other reason, and the Company's inability to make alternative arrangements in a timely manner could disrupt the Company's operations. Switching to an alternative service provider may require a transition period and result in less efficient operations.

Potential strategic transactions could have a negative impact on the Company's financial position.

The Company evaluates potential strategic transactions, including business combinations, acquisitions, and dispositions. Any such transaction could have a material impact on the Company's financial position, results of operations, or cash flows. The process of evaluating, negotiating, and effecting any such strategic transaction may divert management's attention from other business concerns, and might cause the loss of key clients, employees, and business partners. Moreover, integrating businesses and systems may result in unforeseen expenditures as well as numerous risks and uncertainties, including the need to integrate operational, financial, and management information systems and management controls, integrate relationships with clients and business partners, and manage facilities and employees in different geographic areas. In addition, an acquisition may cause the Company to assume liabilities or become subject to litigation. Further, the Company may not realize the anticipated benefits from an acquisition, and any future acquisition could be dilutive to the Company's current stockholders' percentage ownership or to earnings per share (EPS).

The Company's acquisitions and dispositions are typically subject to closing conditions, including regulatory approvals and the absence of material adverse changes in the business, operations or financial condition of the entity being acquired or sold. To the extent the Company enters into an agreement to buy or sell an entity, there can be no guarantee that the transaction will close when expected, or at all. If a material transaction does not close, the Company's stock price could decline.

The Company's stock price has fluctuated historically, and may continue to fluctuate.

The Company's stock price can be volatile. Among the factors that may affect the volatility of the Company's stock price are the following:

- speculation in the investment community or the press about, or actual changes in, the Company's competitive position, organizational structure, executive team, operations, financial condition, financial reporting and results, effectiveness of cost reduction initiatives, or strategic transactions;
- the announcement of new products, services, acquisitions, or dispositions by the Company or its competitors;
- increases or decreases in revenue or earnings, changes in earnings estimates by the investment community, and variations between estimated financial results and actual financial results.

Changes in the stock market generally or as it concerns the Company's industry, as well as geopolitical, economic, and business factors unrelated to the Company, may also affect the Company's stock price.

Future sales of CSC's equity securities may adversely affect the market price of CSC's common stock and result in dilution.

CSC's certificate of incorporation authorizes CSC's Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without stockholder approval. CSC may issue additional equity or convertible securities to raise additional capital or for other purposes. The issuance of any additional equity or convertible securities could be substantially dilutive to holders of CSC's common stock and may adversely affect the market price of CSC's common stock.

Item 1B. Unresolved Securities and Exchange Commission Staff Comments

None.

Item 2. Properties

A summary of the Company's significant locations at December 31, 2009, is presented in the following table. Locations are leased or owned as noted below. The square footage amounts are presented net of space that has been subleased to third parties.

	Square Footage	
(amounts in thousands)	Leased	Owned
Location		
Corporate office space:		
San Francisco, CA [1]	901	-
Service centers:		
Phoenix, AZ [2]	146	709
Denver, CO	383	-
Austin, TX	167	-
Orlando, FL	140	-
Richfield, OH	-	117
Indianapolis, IN	-	113

[1] Includes the Company's headquarters.

[2] Includes two data centers.

Substantially all of the Company's branch offices are located in leased premises. The corporate headquarters, data centers, offices, and service centers generally support all of the Company's segments.

Item 3. Legal Proceedings

For a discussion of legal proceedings, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 13. Commitments and Contingent Liabilities."

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

CSC's common stock is listed on The Nasdaq Stock Market under the ticker symbol SCHW. The number of common stockholders of record as of January 29, 2010, was 8,722. The closing market price per share on that date was $18.29. On February 22, 2010, CSC announced that it is transferring the listing of its common stock to the New York Stock Exchange (NYSE). CSC expects its common stock to begin trading on the NYSE on March 5, 2010, using its current symbol.

The quarterly high and low sales prices for CSC's common stock and the other information required to be furnished pursuant to this item are included in "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 25. Quarterly Financial Information (Unaudited) and 17. Employee Incentive, Deferred Compensation, and Retirement Plans."

The following graph shows a five-year comparison of cumulative total returns for CSC's common stock, the Dow Jones U.S. Investment Services Index, and the Standard & Poor's 500 Index, each of which assumes an initial investment of $100 and reinvestment of dividends.


$250
$200
$150
$100
$50
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
The Charles Schwab Corporation
Dow Jones U.S. Investment Services Index
Standard & Poor's 500 Index

December 31,	2004	2005	2006	2007	2008	2009
The Charles Schwab Corporation	$ 100	$ 124	$ 164	$ 230	$ 147	$ 174
Dow Jones U.S. Investment Services Index	$ 100	$ 122	$ 165	$ 149	$ 49	$ 78
Standard & Poor's 500 Index	$ 100	$ 105	$ 121	$ 128	$ 81	$ 102

Issuer Purchases of Equity Securities

The following table summarizes purchases made by or on behalf of CSC of its common stock for each calendar month in the fourth quarter of 2009:

Month	Total Number of Shares Purchased (in thousands)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1] (in thousands)	Approximate Dollar Value of Shares that May Yet be Purchased under the Program (in millions)
October:				
Share Repurchase Program [1]	-	$ -	-	$ 596
Employee transactions [2]	196	$ 17.62	N/A	N/A
November:				
Share Repurchase Program [1]	-	$ -	-	$ 596
Employee transactions [2]	211	$ 17.30	N/A	N/A
December:				
Share Repurchase Program [1]	-	$ -	-	$ 596
Employee transactions [2]	3	$ 18.16	N/A	N/A
Total:				
Share Repurchase Program [1]	-	$ -	-	$ 596
Employee transactions [2]	410	$ 17.46	N/A	N/A

N/A Not applicable.

[1] There were no share repurchases under the Share Repurchase Program during the fourth quarter. Repurchases under this program are under authorizations by CSC's Board of Directors covering up to $500 million and $500 million of common stock publicly announced by the Company on April 25, 2007 and March 13, 2008, respectively. The remaining authorizations do not have an expiration date.

[2] Includes restricted shares withheld (under the terms of grants under employee stock incentive plans) to offset tax withholding obligations that occur upon vesting and release of restricted shares. The Company may receive shares to pay the exercise price and/or to satisfy tax withholding obligations by employees who exercise stock options (granted under employee stock incentive plans), which are commonly referred to as stock swap exercises.

Item 6. Selected Financial Data

Selected Financial and Operating Data

(In Millions, Except Per Share Amounts, Ratios, or as Noted)

	Growth Rates Compounded 4-Year 2005-2009	Growth Rates Annual 1-Year 2008-2009	2009	2008	2007	2006	2005
Results of Operations							
Net revenues	**4%**	**(19%)**	**$ 4,193**	$ 5,150	$ 4,994	$ 4,309	$ 3,619
Expenses excluding interest	**3%**	**(7%)**	**$ 2,917**	$ 3,122	$ 3,141	$ 2,833	$ 2,592
Income from continuing operations	**6%**	**(36%)**	**$ 787**	$ 1,230	$ 1,120	$ 891	$ 634
Net income [1]	**2%**	**(35%)**	**$ 787**	$ 1,212	$ 2,407	$ 1,227	$ 725
Income from continuing operations per share — basic	**9%**	**(36%)**	**$ .68**	$ 1.07	$ .93	$ .70	$ .49
Income from continuing operations per share — diluted	**9%**	**(36%)**	**$ .68**	$ 1.06	$ .92	$ .69	$ .48
Basic earnings per share [1, 2]	**5%**	**(36%)**	**$ .68**	$ 1.06	$ 1.98	$ .96	$ .56
Diluted earnings per share [1, 2]	**5%**	**(35%)**	**$ .68**	$ 1.05	$ 1.96	$ .95	$ .55
Dividends declared per common share	**28%**	**9%**	**$ .240**	$ .220	$ .200	$ .135	$ .089
Special dividend declared per common share	**N/M**	**-**	**$ -**	$ -	$ 1.00	$ -	$ -
Weighted-average common shares outstanding — diluted	**(3%)**	**-**	**1,160**	1,157	1,222	1,286	1,308
Asset management and administration fees as a percentage of net revenues			**45%**	46%	47%	45%	46%
Net interest revenue as a percentage of net revenues			**29%**	32%	33%	33%	28%
Trading revenue as a percentage of net revenues [3]			**24%**	21%	17%	18%	21%
Effective income tax rate on income from continuing operations			**38.3%**	39.3%	39.6%	39.6%	38.3%
Capital expenditures — purchases of equipment, office facilities, and property, net [4]	**16%**	**(28%)**	**$ 139**	$ 194	$ 168	$ 59	$ 78
Capital expenditures, net, as a percentage of net revenues			**3%**	4%	3%	1%	2%
Performance Measures							
Net revenue (decline) growth			**(19%)**	3%	16%	19%	6%
Pre-tax profit margin from continuing operations			**30.4%**	39.4%	37.1%	34.3%	28.4%
Return on stockholders' equity			**17%**	31%	55%	26%	16%
Financial Condition (at year end)							
Total assets	**12%**	**46%**	**$ 75,431**	$ 51,675	$ 42,286	$ 48,992	$ 47,351
Long-term debt	**35%**	**71%**	**$ 1,512**	$ 883	$ 899	$ 388	$ 462
Stockholders' equity	**3%**	**25%**	**$ 5,073**	$ 4,061	$ 3,732	$ 5,008	$ 4,450
Assets to stockholders' equity ratio			**15**	13	11	10	11
Long-term debt to total financial capital (long-term debt plus stockholders' equity)			**23%**	18%	19%	7%	9%
Employee Information							
Full-time equivalent employees [5] (at year end, in thousands)	**2%**	**(7%)**	**12.4**	13.4	13.3	12.4	11.6
Net revenues per average full-time equivalent employee (in thousands)	**1%**	**(12%)**	**$ 338**	$ 383	$ 387	$ 362	$ 319

Note: All information contained in this Annual Report on Form 10-K is presented on a continuing basis unless otherwise noted.

(1) Net income in 2007 includes a gain of $1.2 billion, after tax, on the sale of U.S. Trust.

(2) Both basic and diluted earnings per share include discontinued operations.

(3) Trading revenue includes commission and principal transaction revenues.

(4) Capital expenditures in 2006 are presented net of proceeds of $63 million primarily from the sale of a data center and in 2005 are presented net of proceeds of $20 million from the sale of equipment.

(5) Full-time equivalent employees in 2007 includes 365 employees related to the acquisition of The 401(k) Company in March 2007.

N/M Not meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Management of the Company focuses on several key financial and non-financial metrics in evaluating the Company's financial position and operating performance. All information contained in this Annual Report on Form 10-K is presented on a continuing operations basis unless otherwise noted. Summarized results for the years ended December 31, 2009, 2008, and 2007 are shown in the following table:

Year Ended December 31,	Growth Rate 1-Year 2008-2009	2009	2008	2007
Client Activity Metrics:				
Net new client assets (in billions) [1]	(23%)	$ 87.3	$ 113.4	$ 160.2
Client assets (in billions, at year end)	25%	$ 1,422.6	$ 1,137.0	$ 1,445.5
Clients' daily average trades (in thousands)	(4%)	333.6	346.6	284.9
Company Financial Metrics:				
Net revenues	(19%)	$ 4,193	$ 5,150	$ 4,994
Expenses excluding interest	(7%)	2,917	3,122	3,141
Income from continuing operations before taxes on income	(37%)	1,276	2,028	1,853
Taxes on income	(39%)	(489)	(798)	(733)
Income from continuing operations	(36%)	787	1,230	1,120
(Loss) income from discontinued operations, net of tax	N/M	-	(18)	1,287
Net income	(35%)	$ 787	$ 1,212	$ 2,407
Earnings per share from continuing operations – diluted	(36%)	$ .68	$ 1.06	$ .92
Earnings per share – diluted	(35%)	$ .68	$ 1.05	$ 1.96
Net revenue (decline) growth from prior year		(19%)	3%	16%
Pre-tax profit margin from continuing operations		30.4%	39.4%	37.1%
Return on stockholders' equity		17%	31%	55%
Net revenue per average full-time equivalent employee (in thousands)	(12%)	$ 338	$ 383	$ 387

[1] Net new client assets in 2007 includes $23.0 billion related to the acquisition of The 401(k) Company and $3.3 billion related to a mutual fund clearing services client.

N/M Not meaningful.

- Net new client assets is defined as the total inflows of client cash and securities to the firm less client outflows. Management believes that this metric depicts how well the Company's products and services appeal to new and existing clients.
- Client assets is the market value of all client assets housed at the Company. Management considers client assets to be indicative of the Company's appeal in the marketplace. Additionally, fluctuations in certain components of client assets (e.g., Mutual Fund OneSource funds) directly impacts asset management and administration fee revenues.
- Clients' daily average trades is an indicator of client engagement with securities markets and the most prominent driver of trading revenues.
- Management believes that earnings per share, net revenue growth, pre-tax profit margin from continuing operations, and return on stockholders' equity provide broad indicators of the Company's overall financial health, operating efficiency, and ability to generate acceptable returns within the context of a given operating environment.
- Net revenue per average full-time equivalent employee is considered by management to be the Company's broadest measure of productivity.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

The Company's major sources of net revenues are asset management and administration fees, net interest revenue, and trading revenue. The Company generates asset management and administration fees through its proprietary and third-party mutual fund offerings, as well as fee-based investment management and advisory services. Net interest revenue is the difference between interest earned on interest-earning assets and interest paid on funding sources. Asset management and administration fees and net interest revenue are impacted by securities valuations, interest rates, the Company's ability to attract new clients, and client activity levels. The Company generates trading revenues through commissions earned for executing trades for clients and principal transaction revenues from trading activity in fixed income securities. Trading revenues are impacted by trading volumes, the volatility of prices in the equity and fixed income markets, and commission rates.

2009 Compared to 2008

Economic and market conditions remained challenging throughout 2009, marked by unprecedented market dynamics including further declines in short-term interest rates and home valuations, increases in home foreclosures and delinquencies, and tight credit markets. While the federal funds target rate remained unchanged at a range of zero to 0.25%, the three-month LIBOR decreased by 158 basis points to 0.25%. At the same time, although the equity markets showed sustained improvement from their March 2009 lows – the Nasdaq Composite Index, the Standard & Poor's 500 Index, and the Dow Jones Industrial Average increased during the year by 44%, 24%, and 19%, respectively – average equity market valuations declined in 2009 from 2008.

In this shifting market environment, clients continued to actively utilize the Company's products and services. The Company attracted $87.3 billion in net new client assets during the year. Total client assets were $1.42 trillion at December 31, 2009, up 25% from the prior year, reflecting the Company's success in continuing to attract and retain clients. Client trading activity slowed modestly during the year as clients' daily average trades decreased 4% to 333,600 in 2009 from 2008.

Net revenues decreased by 19% in 2009 from 2008, primarily due to the decreases in asset management and administration fees and net interest revenue. Asset management and administration fees decreased in 2009 primarily due to money market mutual fund fee waivers and lower average equity market valuations. Given the low interest rate environment, the overall yields on certain Schwab-sponsored money market mutual funds have fallen to levels at or below the management fees on those funds. As a result, the Company waived a portion of its fees which totaled $224 million in order to provide a positive return to clients. There were no money market mutual fund fee waivers in 2008 or 2007. Net interest revenue decreased as a result of the low interest rate environment, partially offset by higher average balances of interest-earning assets. These decreases were offset by the increase in other revenue. Other revenue in 2009 included a $31 million gain on the repurchase of a portion of the Company's long-term debt. In addition, other revenue in 2008 included a loss of $29 million on the sale of a corporate debt security held in the Company's available for sale portfolio. Net revenues were also negatively impacted by net impairment charges of $60 million in 2009 relating to certain residential mortgage-backed securities in the Company's available for sale portfolio. Net impairment losses on securities in 2008 included an other-than-temporary impairment charge of $44 million related to a corporate debt security held in the Company's available for sale portfolio.

Expenses excluding interest decreased by 7% in 2009 from 2008, primarily due to the decreases in compensation and benefits, professional services, and advertising and market development expenses. The decrease in expenses was partially offset by severance and facilities charges of $101 million relating to the Company's cost reduction measures and a $16 million Federal Deposit Insurance Corporation (FDIC) special industry assessment.

As a result of the Company's cost reduction measures and ongoing expense discipline, the Company achieved a pre-tax profit margin from continuing operations of 30.4% and return on stockholders' equity of 17% in 2009. Net revenue per average full-time equivalent employee was $338,000 in 2009, down 12% from 2008 due to lower net revenues, partially offset by the decrease in average full-time equivalent employees.

2008 Compared to 2007

2008 was also marked by extraordinary market conditions, including downward pressure on home prices, tight credit markets, liquidity concerns, significant volatility and sharp declines in the equity markets, and slow general economic activity. The

(Tabular Amounts in Millions, Except Ratios, or as Noted)

Nasdaq Composite Index, Standard & Poor's 500 Index, and the Dow Jones Industrial Average decreased in 2008 by 41%, 38%, and 34%, respectively, with a significant portion of these decreases occurring in the fourth quarter. In addition, the federal funds target rate decreased during 2008 by 4.25% to a range of zero to 0.25% at December 31, 2008.

Net new client assets totaled $113.4 billion for 2008, down 29% from 2007, reflecting deterioration in the equity markets and lower asset valuations. Total client assets were $1.14 trillion at December 31, 2008, down 21% from December 31, 2007. Additionally, clients' daily average trades increased 22% to 346,600 in 2008 from 2007.

Net revenues grew by 3% in 2008 from 2007 primarily due to an increase in trading revenue, partially offset by a decrease in other revenue, as well as net impairment losses on securities incurred in 2008. Trading revenue increased in 2008 primarily due to higher trading volume as a result of significant volatility in the equity markets during the year. The decrease in other revenue related to a loss of $29 million on the sale of a corporate debt security and net impairment losses on securities included an other-than-temporary impairment charge of $44 million related to another corporate debt security, which were held in the Company's available for sale portfolio. Asset management and administration fees remained relatively flat in 2008, reflecting the Company's ability to attract and retain clients. Net interest revenue increased slightly in 2008 due to higher levels of interest-earning assets offset by the impact of a decrease in the average net yield earned on these assets.

Although expenses excluding interest remained relatively flat in 2008, compensation and benefits expense decreased reflecting lower incentive compensation, while other expense and occupancy and equipment expense increased. The loss from discontinued operations of $18 million in 2008 relates to the adjustment to finalize the income tax gain related to the sale of U.S. Trust. The Company's pre-tax profit margin from continuing operations was 39.4% and return on stockholders' equity was 31% in 2008, which reflected the Company's sustained expense discipline during the year. Return on stockholders' equity in 2007 included a $1.2 billion after-tax gain on the sale of U.S. Trust, as well as incremental interest revenue generated from temporarily investing the proceeds from the sale. Net revenue per average full-time equivalent employee was $383,000 in 2008, down 1% from 2007 as net revenue growth was lower than the increase in average full-time equivalent employees.

Certain prior period amounts have been reclassified to conform to the current period presentation. All references to EPS information in this Management's Discussion and Analysis of Financial Condition and Results of Operations reflect diluted EPS unless otherwise noted.

Subsequent Event

On January 26, 2010, the Company completed the sale of 29,670,300 shares of its common stock, $.01 par value, at a public offering price of $19.00 per share. Net proceeds received from the offering were $543 million and will be used to support the Company's balance sheet growth, including expansion of its deposit base and potential migration of certain client balances from money market funds into Schwab Bank.

CURRENT MARKET ENVIRONMENT

The difficult market conditions in 2009 continue to adversely affect the Company's net revenues.

While the Company generally earns asset management and administration fees based upon daily balances of certain client assets, these fees are currently being affected by the low interest rate environment as well. The overall yields on certain Schwab-sponsored money market mutual funds have fallen to levels at or below the management fees on those funds. The Company continues to waive a portion of its management fees, which it began to do in the first quarter of 2009, so that the funds may continue providing a positive return to clients. These and other money market mutual funds may continue to find it necessary to replace maturing securities with lower yielding securities as a result of the current interest rate environment and the overall yield on such funds may fall below or further below the management fees on those funds. To the extent this occurs, the amount of fees waived may increase from fourth quarter 2009 levels, which would adversely affect asset management and administration fees.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

Given the low interest rate environment, the Company's revenue from interest-earning assets, such as securities held and loans to clients, was declining more than the interest that the Company pays on funding sources, such as client deposits. The Company's ability to reduce the interest expense paid on funding sources has been limited as the rates paid on funding sources, which are largely tied to shorter-term interest rates, approached zero. Concurrently, interest-earning asset yields, which are often tied to longer-term interest rates, continued to decline. By the end of 2009, however, the pace of further declines in interest-earning asset yields had slowed significantly.

The Company recorded net impairment charges of $60 million related to certain non-agency residential mortgage-backed securities in 2009 due to credit deterioration of the securities' underlying collateral. Further deterioration in the performance of the underlying loans in the Company's residential mortgage-backed securities portfolio could result in the recognition of additional future impairment charges.

RESULTS OF OPERATIONS

The following discussion presents an analysis of the Company's results of operations for the years ended December 31, 2009, 2008, and 2007.

Net Revenues

The Company's major sources of net revenues are asset management and administration fees, net interest revenue, and trading revenue. Asset management and administration fees, net interest revenue, and trading revenue decreased in 2009 as compared to 2008. Asset management and administration fees were relatively flat, while net interest revenue and trading revenue increased in 2008 as compared to 2007.

Year Ended December 31,		2009		2008		2007	
	Growth Rate 2008-2009	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues
Asset management and administration fees							
Mutual fund service fees:							
Proprietary funds (Schwab Funds® and Laudus Funds®)	(25%)	$ 949	23%	$ 1,265	24%	$ 1,167	23%
Mutual Fund OneSource®	(15%)	461	11%	544	11%	621	13%
Clearing and other	(14%)	93	2%	108	2%	104	2%
Investment management and trust fees	(20%)	273	7%	340	7%	378	8%
Other	1%	99	2%	98	2%	88	1%
Asset management and administration fees	(20%)	1,875	45%	2,355	46%	2,358	47%
Net interest revenue							
Interest revenue	(25%)	1,428	34%	1,908	37%	2,270	46%
Interest expense	(9%)	(221)	(5%)	(243)	(5%)	(623)	(13%)
Net interest revenue	(28%)	1,207	29%	1,665	32%	1,647	33%
Trading revenue							
Commissions	(3%)	884	21%	915	18%	755	15%
Principal transactions	(32%)	112	3%	165	3%	105	2%
Trading revenue	(8%)	996	24%	1,080	21%	860	17%
Other	86%	175	3%	94	2%	129	3%
Net impairment losses on securities	36%	(60)	(1%)	(44)	(1%)	-	-
Total net revenues	(19%)	$ 4,193	100%	$ 5,150	100%	$ 4,994	100%

Asset Management and Administration Fees

Asset management and administration fees include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for shareholder services, administration, investment management, and transfer agent services (through July 2009) provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. These fees are based upon the daily balances of client

(Tabular Amounts in Millions, Except Ratios, or as Noted)

assets invested in the Company's proprietary funds and third-party funds. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service. The fair values of client assets included in proprietary and third-party mutual funds are based on quoted market prices and other observable market data. Asset management and administration fees may vary with changes in the balances of client assets due to market fluctuations and client activity. For discussion of the impact of current market conditions on asset management and administration fees, see "Current Market Environment."

As shown in the following table, asset management and administration fees decreased by $480 million, or 20%, in 2009 from 2008. This decrease was due to decreases in mutual fund service fees and investment management and trust fees.

Year Ended December 31,	Growth Rate 2008-2009	2009	2008	2007
Asset management and administration fees before money market mutual fund fee waivers	(11%)	$ 2,099	$ 2,355	$ 2,358
Money market mutual fund fee waivers	N/M	(224)	-	-
Asset management and administration fees	(20%)	$ 1,875	$ 2,355	$ 2,358

N/M Not meaningful.

Mutual fund service fees decreased by $414 million, or 22%, in 2009 from 2008 primarily due to money market mutual fund fee waivers. Given the low interest rate environment in 2009, the overall yields on certain Schwab-sponsored money market mutual funds have fallen to levels at or below the management fees on those funds. As a result, the Company waived a portion of its fees which totaled $224 million in 2009 in order to provide a positive return to clients. There were no money market mutual fund fee waivers in 2008 or 2007. In addition, mutual fund service fees decreased during the year due to lower average balances of client assets invested in the Company's Mutual Fund OneSource funds and mutual fund clearing services as a result of lower average equity market valuations.

Investment management and trust fees decreased by $67 million, or 20%, in 2009 from 2008 due to temporary fee rebates offered to qualifying clients for choosing to participate in advisory or managed account services programs.

Asset management and administration fees remained relatively flat in 2008 from 2007, primarily due to lower third-party mutual fund and advisory service fees, partially offset by higher proprietary fund fees. Mutual Fund OneSource service fees decreased by $77 million, or 12%, in 2008 from 2007 primarily due to lower average balances of client assets invested in the Company's Mutual Fund OneSource funds. The Company's proprietary mutual fund service fees increased $98 million, or 8%, in 2008 from 2007 primarily due to higher average balances of client assets invested in the Company's money market mutual funds. Investment management and trust fees decreased by $38 million, or 10%, in 2008 from 2007 due to lower average balances of client assets participating in advisory and managed account services programs.

Net Interest Revenue

Net interest revenue is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest revenue is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies. The Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets generally reprice more quickly than interest-bearing liabilities). When interest rates fall, the Company attempts to mitigate some of this negative impact by extending the maturities of assets in investment portfolios to lock-in asset yields as well as by lowering rates paid to clients on interest-bearing liabilities. Since the Company establishes the rates paid on certain brokerage client cash balances and deposits from banking clients, as well as the rates charged on receivables from brokerage clients, and also controls the composition of its investment securities, it has some ability to manage its net interest spread. However, the spread is influenced by external factors such as the interest rate environment and competition. For discussion of the impact of current market conditions on net interest revenue, see "Current Market Environment."

(Tabular Amounts in Millions, Except Ratios, or as Noted)

In clearing its clients' trades, Schwab holds cash balances payable to clients. In most cases, Schwab pays its clients interest on cash balances awaiting investment, and may invest these funds and earn interest revenue. Receivables from brokerage clients consist primarily of margin loans to brokerage clients. Margin loans are loans made by Schwab to clients on a secured basis to purchase securities. Pursuant to SEC regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients, which are recorded in cash and investments segregated on the Company's consolidated balance sheet.

When investing segregated client cash balances, Schwab must adhere to SEC regulations that restrict investments to securities guaranteed by the full faith and credit of the U.S. government, participation certificates, mortgage-backed securities guaranteed by the Government National Mortgage Association, certificates of deposit issued by U.S. banks and thrifts, and resale agreements collateralized by qualified securities. Additionally, Schwab has established policies for the minimum credit quality and maximum maturity of these investments. Schwab Bank also maintains investment portfolios for liquidity as well as to invest funding from deposits raised in excess of loans to banking clients. Schwab Bank's securities available for sale include residential mortgage-backed securities, U.S. agency notes, corporate debt securities, certificates of deposit, and asset-backed securities. Schwab Bank's securities held to maturity include residential mortgage-backed securities, asset-backed securities, and corporate debt securities. Schwab Bank lends funds to banking clients primarily in the form of mortgage loans. These loans are largely funded by interest-bearing deposits from banking clients.

The Company's interest-earning assets are financed primarily by brokerage client cash balances and deposits from banking clients. Non-interest bearing funding sources include noninterest-bearing brokerage client cash balances and proceeds from stock-lending activities, as well as stockholders' equity.

The following table presents net interest revenue information corresponding to interest-earning assets and funding sources on the consolidated balance sheet:

Year Ended December 31,	2009			2008			2007		
	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate
Interest-earning assets:									
Cash and cash equivalents	$ 7,848	$ 33	0.42%	$ 5,217	$ 129	2.47%	$ 4,290	$ 223	5.20%
Cash and investments segregated	16,291	80	0.49%	11,223	280	2.49%	9,991	511	5.11%
Broker-related receivables [(1)]	363	1	0.28%	428	8	1.87%	595	27	4.54%
Receivables from brokerage clients	6,749	351	5.20%	10,278	612	5.95%	10,736	859	8.00%
Other securities owned	126	1	0.79%	-	-	-	-	-	-
Securities available for sale [(2)]	18,558	521	2.81%	11,772	517	4.39%	7,335	399	5.44%
Securities held to maturity	1,915	74	3.86%	22	1	5.86%	-	-	-
Loans to banking clients	6,671	241	3.61%	4,831	227	4.70%	2,786	169	6.07%
Loans held for sale	110	5	4.55%	66	4	6.06%	37	2	5.41%
Total interest-earning assets	58,631	1,307	2.23%	43,837	1,778	4.06%	35,770	2,190	6.12%
Other interest revenue		121			130			80	
Total interest-earning assets	$ 58,631	$ 1,428	2.44%	$ 43,837	$ 1,908	4.35%	$ 35,770	$ 2,270	6.35%
Funding sources:									
Deposits from banking clients	$ 31,249	$ 107	0.34%	$ 19,203	$ 104	0.54%	$ 12,046	$ 238	1.98%
Payables to brokerage clients	18,002	3	0.02%	15,220	55	0.36%	14,768	329	2.23%
Short-term borrowings	-	-	-	40	1	2.54%	-	-	-
Long-term debt	1,231	71	5.77%	890	59	6.63%	531	38	7.16%
Total interest-bearing liabilities	50,482	181	0.36%	35,353	219	0.62%	27,345	605	2.21%
Non-interest bearing funding sources	8,149			8,484			8,425		
Provision for credit losses		38			17			3	
Other interest expense		2			7			15	
Total funding sources	$ 58,631	$ 221	0.38%	$ 43,837	$ 243	0.55%	$ 35,770	$ 623	1.74%
Net interest revenue		$ 1,207	2.06%		$ 1,665	3.80%		$ 1,647	4.61%

(1) Includes receivables from brokers, dealers, and clearing organizations.

(2) Amounts have been calculated based on amortized cost.

Net interest revenue decreased in 2009 from 2008 due to the low interest rate environment that persisted throughout the year. As a result, the Company experienced declines in the yields and rates of all interest-earning assets and interest-bearing liabilities compared to 2008, with yields on interest-earning assets declining more than the cost of funding sources as short-term interest rates approached zero. The mix of interest-earning assets also negatively affected net interest revenue – most notably the decrease in average margin loans resulted in higher average balances of cash and investments segregated, a lower yielding asset category. The effect of the low interest rate environment and asset mix was partially offset by the growth in average balances. The Company experienced significant growth in deposits from banking clients, which in turn funded increases in the average balances of securities available for sale, loans to banking clients, and cash and cash equivalents.

Net interest revenue slightly increased in 2008 from 2007 primarily due to higher average balances of interest-earning assets, including increases in securities available for sale and loans to banking clients, offset by lower yields on interest-earning assets. Net interest revenue in 2007 included incremental interest revenue generated from temporarily investing the proceeds from the sale of U.S. Trust. Consistent with declines in general market interest rates prevalent in 2008, the Company experienced declines in the yields of all interest-earning assets during 2008 as compared to 2007. Accordingly, the average interest rates on deposits from banking clients and payables to brokerage clients also decreased during 2008. The decline in the average interest rate on long-term debt was due to the additional debt issued at lower interest rates as part of the Company's capital restructuring in 2007.

Trading Revenue

Trading revenue includes commission and principal transaction revenues. Commission revenues are affected by the number of revenue trades executed and the average revenue earned per revenue trade. Principal transaction revenues are primarily comprised of revenues from client fixed income securities trading activity. Factors that influence principal transaction revenues include the volume of client trades, market price volatility, and competitive pressures.

Trading revenue decreased by $84 million, or 8%, in 2009 from 2008 due to lower daily average revenue trades and lower average revenue earned per revenue trade, as trading volume and market volatility eased from 2008 levels. Trading revenue increased by $220 million, or 26%, in 2008 from 2007 due to higher daily average revenue trades and higher average revenue earned per revenue trade.

As shown in the following table, daily average revenue trades decreased 2% in 2009. The decrease was primarily due to lower volumes of principal transaction and mutual fund trades. Average revenue earned per revenue trade decreased 5% in 2009 from 2008 primarily due to lower average revenue earned per revenue trade for principal transactions and mutual funds, partially offset by higher average revenue earned per revenue trade for option securities. Daily average revenue trades increased 19% in 2008 from 2007 due to higher volumes of equity, mutual fund, option, and principal transaction trades. Average revenue earned per revenue trade increased 4% in 2008 from 2007 primarily due to higher average revenue earned per revenue trade for principal transactions, partially offset by lower average revenue earned per revenue trade for option securities.

Year Ended December 31,	Growth Rate 2008-2009	2009	2008	2007
Daily average revenue trades (in thousands) [1]	(2%)	285.8	292.6	245.3
Number of trading days	-	251.0	251.5	249.5
Average revenue earned per revenue trade	(5%)	$ 13.86	$ 14.53	$ 13.99

[1] Includes all client trades that generate trading revenue (i.e., commission revenue or revenue from fixed income securities trading).

Other Revenue

Other revenue includes gains on the repurchases of long-term debt, realized gains and losses on sales of securities available for sale, gains and losses on sales of loans held for sale, service fees, and software maintenance fees. Other revenue increased by $81 million, or 86%, in 2009 from 2008 primarily due to the recognition of a gain on the repurchase of a portion of the Company's long-term debt. The Company repurchased $98 million of trust preferred securities related to its Junior Subordinated Notes for a cash payment of $67 million in 2009. The repurchase of the trust preferred securities is considered

(Tabular Amounts in Millions, Except Ratios, or as Noted)

an extinguishment of a portion of the Junior Subordinated Notes and resulted in a gain of $31 million. Other revenue decreased by $35 million, or 27%, in 2008 from 2007 primarily due to a realized loss of $29 million on the sale of a corporate debt security issued by Washington Mutual Bank as a result of its seizure by the FDIC in September 2008. This security was held in the Company's available for sale portfolio.

Net Impairment Losses on Securities

The Company recorded net impairment charges of $60 million related to certain non-agency residential mortgage-backed securities in the Company's available for sale portfolio in 2009 due to credit deterioration of the securities' underlying collateral. In 2008, the Company recognized an other-than-temporary impairment charge of $44 million on a corporate debt security issued by Lehman Brothers Holdings, Inc. (Lehman) as a result of Lehman's Chapter 11 bankruptcy petition filing in September 2008. The Company sold this security in October 2008. This security was held in the Company's available for sale portfolio. For further discussion, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 5. Securities Available for Sale and Securities Held to Maturity."

Expenses Excluding Interest

As shown in the table below, expenses excluding interest decreased in 2009 from 2008 primarily due to decreases in compensation and benefits expense, professional services expense, and advertising and market development expense. Expenses excluding interest were relatively flat in 2008 compared to 2007 primarily due to a decrease in compensation and benefits expense, partially offset by increases in other expense and occupancy and equipment expense.

Year Ended December 31,	Growth Rate 2008-2009	2009	2008	2007
Compensation and benefits	(7%)	$ 1,544	$ 1,667	$ 1,781
Professional services	(18%)	275	334	324
Occupancy and equipment	6%	318	299	282
Advertising and market development	(21%)	191	243	230
Communications	(2%)	206	211	200
Depreciation and amortization	5%	159	152	156
Other	4%	224	216	168
Total expenses excluding interest	(7%)	$ 2,917	$ 3,122	$ 3,141
Expenses as a percentage of total net revenues:				
Total expenses excluding interest		70%	61%	63%
Advertising and market development		5%	5%	5%

Compensation and Benefits

Compensation and benefits expense includes salaries and wages, incentive compensation, and related employee benefits and taxes. Incentive compensation is based on the achievement of specified performance objectives, including revenue growth and pre-tax profit margin, and therefore will fluctuate with these measures.

Compensation and benefits expense decreased by $123 million, or 7%, in 2009 from 2008 primarily due to decreases in salaries and wages expense and incentive compensation. Compensation and benefits expense decreased by $114 million, or 6%, in 2008 from 2007 due to decreases in incentive compensation and employee benefits and other expense, offset by an increase in salaries and wages expense. The following table shows a comparison of certain compensation and benefits components and employee data:

Year Ended December 31,	Growth Rate 2008-2009	2009	2008	2007
Salaries and wages	(9%)	$ 930	$ 1,020	$ 955
Incentive compensation [1]	(12%)	355	402	552
Employee benefits and other	6%	259	245	274
Total compensation and benefits expense	(7%)	$ 1,544	$ 1,667	$ 1,781
Compensation and benefits expense as a percentage of total net revenues:				
Salaries and wages		22%	20%	19%
Incentive compensation		8%	8%	11%
Employee benefits and other		7%	4%	6%
Total compensation and benefits expense		37%	32%	36%
Full-time equivalent employees (in thousands) [2]				
At year end	(7%)	12.4	13.4	13.3
Average	(8%)	12.4	13.5	12.9

(1) Includes variable compensation, discretionary bonus costs, stock-based compensation, and employee stock purchase plan expense.

(2) Includes full-time, part-time and temporary employees, and persons employed on a contract basis, and excludes employees of outsourced service providers.

Salaries and wages decreased in 2009 from 2008 primarily due to lower expense as a result of decreases in full-time employees and persons employed on a contract basis, offset by severance expense of $58 million relating to the Company's cost reduction measures. Incentive compensation decreased in 2009 from 2008 primarily due to lower variable compensation based on actual performance in 2009. In addition, incentive compensation in 2008 included long-term incentive plan compensation. The last performance period under the Company's long-term incentive program ended on December 31, 2008.

Salaries and wages increased in 2008 from 2007 due to higher severance expense. Incentive compensation decreased in 2008 from 2007 primarily due to lower long-term incentive plan compensation, discretionary bonus costs, and variable compensation. Discretionary bonus costs and variable compensation decreased in 2008 from 2007 based on actual performance in 2008. Long-term incentive plan compensation decreased in 2008 from 2007 primarily due to the maturity of certain plan units that matured in 2007. Employee benefits and other expense decreased in 2008 from 2007 primarily due to a decrease in deferred compensation.

Expenses Excluding Compensation and Benefits

Professional services expense decreased in 2009 from 2008 primarily due to a decrease in fees paid to outsourced service providers and consultants.

Occupancy and equipment expense increased in 2009 from 2008 primarily due to facilities charges of $43 million relating to the Company's cost reduction measures, partially offset by lower purchases of equipment. Occupancy and equipment expense increased in 2008 from 2007 primarily due to increases in data processing equipment and maintenance expense of $12 million and occupancy expense of $5 million.

Advertising and market development expense decreased in 2009 from 2008 primarily due to lower media spending relating to the Company's "Talk to Chuck™" national advertising campaign. Media spending and marketing expense decreased by $39 million and $13 million, respectively. Advertising and market development expense increased in 2008 from 2007 due to higher media spending related to the "Talk to Chuck™" national advertising campaign.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

Other expense increased in 2009 from 2008 primarily due to a $16 million FDIC special industry assessment and higher FDIC insurance premiums caused by higher deposits from banking clients, partially offset by a decrease in employee travel expenses and insurance recovery of certain costs incurred in 2008. Other expense increased in 2008 from 2007 primarily due to charges of $29 million for individual client complaints and arbitration claims relating to Schwab YieldPlus Fund® investments.

Taxes on Income

The Company's effective income tax rate on income from continuing operations before taxes was 38.3% in 2009, 39.3% in 2008, and 39.6% in 2007. The decrease in the Company's effective income tax rate on income from continuing operations from 2008 was primarily due to lower effective state income tax rates.

Segment Information

The Company provides financial services to individuals and institutional clients through two segments – Investor Services and Institutional Services. The Investor Services segment includes the Company's retail brokerage and banking operations. The Institutional Services segment provides custodial, trading, and support services to independent investment advisors, as well as retirement plan services, plan administrator services, equity compensation plan services, and mutual fund clearing services. In addition, the Institutional Services segment supports the availability of Schwab proprietary mutual funds and collective trust funds on third-party platforms. The Company evaluates the performance of its segments on a pre-tax basis, excluding items such as impairment charges on non-financial assets, discontinued operations, extraordinary items, and other significant restructuring charges. Segment assets and liabilities are not disclosed because the balances are not used for evaluating segment performance and deciding how to allocate resources to segments.

Financial information for the Company's reportable segments is presented in the following table:

Year Ended December 31,	Growth Rate 2008-2009	2009	2008	2007
Investor Services:				
Net revenues	(20%)	$ 2,710	$ 3,385	$ 3,352
Expenses excluding interest	(10%)	1,906	2,107	2,115
Contribution margin	(37%)	$ 804	$ 1,278	$ 1,237
Institutional Services:				
Net revenues	(15%)	$ 1,483	$ 1,754	$ 1,627
Expenses excluding interest	(7%)	929	1,001	1,006
Contribution margin	(26%)	$ 554	$ 753	$ 621
Unallocated:				
Net revenues	N/M	$ -	$ 11	$ 15
Expenses excluding interest	N/M	82	14	20
Contribution margin	N/M	$ (82)	$ (3)	$ (5)
Total:				
Net revenues	(19%)	$ 4,193	$ 5,150	$ 4,994
Expenses excluding interest	(7%)	2,917	3,122	3,141
Contribution margin	(37%)	$ 1,276	$ 2,028	$ 1,853

N/M Not meaningful.

Investor Services

Net revenues decreased by $675 million, or 20%, in 2009 from 2008 due to decreases in asset management and administration fees and net interest revenue, partially offset by an increase in other revenue. Asset management and administration fees decreased primarily due to lower average asset valuations and money market mutual fund fee waivers. Net interest revenue decreased as a result of the low interest rate environment, partially offset by higher average balances of interest-earning

(Tabular Amounts in Millions, Except Ratios, or as Noted)

assets. The increase in other revenue was primarily due to the recognition of a gain on the repurchase of a portion of the Company's long-term debt. In addition, other revenue in 2008 included a loss on the sale of a corporate debt security held in the Company's available for sale portfolio. Net revenues were also negatively impacted by net impairment charges relating to certain residential mortgage-backed securities in the Company's available for sale portfolio. Expenses excluding interest decreased by $201 million, or 10%, in 2009 from 2008, primarily due to lower compensation and benefits, professional services, and advertising and market development expenses.

Net revenues increased by $33 million, or 1%, in 2008 from 2007 primarily due to increases in trading revenue and net interest revenue, partially offset by a decrease in other revenue. Trading revenue increased due to higher daily average revenue trades. Net interest revenue increased due to higher levels of interest-earning assets, partially offset by the impact of a decrease in the average net yield earned on these assets. The decrease in other revenue was primarily due to a loss on the sale of a corporate debt security. The increase in net revenues was also offset by an other-than-temporary impairment charge related to another corporate debt security. These securities were held in the Company's available for sale portfolio. Expenses excluding interest were relatively flat in 2008 as compared to 2007 as a result of lower incentive compensation expense, offset by a charge for individual client complaints and arbitration claims related to Schwab YieldPlus Fund investments in 2008.

Institutional Services
Net revenues decreased by $271 million, or 15%, in 2009 from 2008 due to decreases in asset management and administration fees, net interest revenue, and trading revenue, partially offset by an increase in other revenue. Asset management and administration fees decreased primarily due to lower average asset valuations and money market mutual fund fee waivers. Net interest revenue decreased as a result of the low interest rate environment, partially offset by higher average balances of interest-earning assets. Trading revenue decreased due to lower daily average revenue trades and lower average revenue earned per revenue trade. Net impairment losses on securities increased due to credit deterioration of certain mortgage-backed securities' underlying collateral. The increase in other revenue was primarily due to the recognition of a gain on the repurchase of a portion of the Company's long-term debt. Expenses excluding interest decreased by $72 million, or 7%, in 2009 from 2008 primarily due to lower compensation and benefits and professional services expenses, partially offset by an increase in other expense.

Net revenues increased by $127 million, or 8%, in 2008 from 2007 due to increases in trading revenue and asset management and administration fees, offset by a decrease in net interest revenue. Trading revenue increased due to higher daily average revenue trades. Asset management and administration fees increased as a result of higher average balances of client assets invested in the Company's proprietary funds. Net interest revenue decreased due to the impact of a decrease in the average net yield earned on interest-earning assets. Expenses excluding interest were relatively flat in 2008 as compared to 2007 as a result of lower incentive compensation expense, offset by increased costs to service additional corporate retirement plan participants resulting from the acquisition of the 401(k) Company in 2007.

Unallocated
Expenses excluding interest in 2009 include facilities and severance charges relating to the Company's cost reduction measures.

Discontinued Operations

In July 2007, the Company sold all of the outstanding common stock of U.S. Trust for $3.3 billion in cash and recognized a gain on the sale of $1.9 billion, or $1.2 billion after tax. In connection with the determination of the final income tax gain on the sale of U.S. Trust, the Company recorded additional tax expense of $18 million in the second quarter of 2008.

LIQUIDITY AND CAPITAL RESOURCES

CSC conducts substantially all of its business through its wholly-owned subsidiaries. The capital structure among CSC and its subsidiaries is designed to provide each entity with capital and liquidity to meet its operational needs and regulatory requirements.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

CSC is a savings and loan holding company and Schwab Bank, CSC's depository institution, is a federal savings bank. CSC and Schwab Bank are both subject to supervision and regulation by the Office of Thrift Supervision.

Liquidity

CSC

As a savings and loan holding company, CSC is not subject to specific statutory capital requirements. However, CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities. To manage capital adequacy, CSC currently utilizes a target Tier 1 Leverage Ratio, as defined by the Board of Governors of the Federal Reserve System, of at least 6%. At December 31, 2009, CSC's Tier 1 Leverage Ratio was 7.1%.

CSC's liquidity needs are generally met through cash generated by its subsidiaries, as well as cash provided by external financing. CSC maintains excess liquidity in the form of overnight cash deposits and short-term investments to cover daily funding needs and to support growth in the Company's business. Generally, CSC does not hold liquidity at its subsidiaries in excess of amounts deemed sufficient to support the subsidiaries' operations, including any regulatory capital requirements. Schwab and Schwab Bank are subject to regulatory requirements that may restrict them from certain transactions with CSC. Management believes that funds generated by the operations of CSC's subsidiaries will continue to be the primary funding source in meeting CSC's liquidity needs, providing adequate liquidity to meet Schwab Bank's capital guidelines, and maintaining Schwab's net capital.

CSC has liquidity needs that arise from its Senior Medium-Term Notes, Series A (Medium-Term Notes), Junior Subordinated Notes, and Senior Notes, as well as from the funding of cash dividends, acquisitions, and other investments. The Medium-Term Notes, of which $450 million were outstanding at December 31, 2009, have maturities ranging from 2010 to 2017 and fixed interest rates ranging from 6.375% to 8.05% with interest payable semiannually. The Medium-Term Notes are rated A2 by Moody's Investors Service (Moody's), A by Standard & Poor's Ratings Group (Standard & Poor's), and A by Fitch Ratings, Ltd. (Fitch). At December 31, 2009, $202 million of Junior Subordinated Notes were outstanding and have a fixed interest rate of 7.50% until 2017 and a floating rate thereafter. The Junior Subordinated Notes are not rated, however the trust preferred securities related to these notes are rated Baa1 by Moody's, BBB+ by Standard & Poor's, and BBB+ by Fitch. In 2009, CSC repurchased $98 million of trust preferred securities related to its Junior Subordinated Notes for a cash payment of $67 million. The repurchase of the trust preferred securities is considered an extinguishment of a portion of the Junior Subordinated Notes and resulted in a gain of $31 million.

CSC has a universal automatic shelf registration statement on file with the SEC which enables CSC to issue debt, equity and other securities. In June 2009, the Company issued $750 million of Senior Notes that mature in 2014 under this registration statement. The Senior Notes have a fixed interest rate of 4.950% with interest payable semiannually. The Senior Notes are rated A2 by Moody's, A by Standard & Poor's, and A by Fitch. In January 2010, the Company completed an equity offering of 29,670,300 shares of its common stock under this registration statement. For further discussion of the equity offering, see "Subsequent Event."

CSC has authorization from its Board of Directors to issue unsecured commercial paper notes (Commercial Paper Notes) not to exceed $1.5 billion. Management has set a current limit for the commercial paper program of $800 million. The maturities of the Commercial Paper Notes may vary, but are not to exceed 270 days from the date of issue. The commercial paper is not redeemable prior to maturity and cannot be voluntarily prepaid. The proceeds of the commercial paper program are to be used for general corporate purposes. There were no Commercial Paper Notes outstanding at December 31, 2009. CSC's ratings for these short-term borrowings are P-1 by Moody's, A-1 by Standard & Poor's, and F1 by Fitch.

CSC maintains an $800 million committed, unsecured credit facility with a group of 12 banks, which is scheduled to expire in June 2010. This facility replaced a similar facility that expired in June 2009. These facilities were unused in 2009. The funds under this facility are available for general corporate purposes, including repayment of the Commercial Paper Notes discussed above. The amount of this facility that CSC can use for other general corporate purposes is reduced by the amount of any

(Tabular Amounts in Millions, Except Ratios, or as Noted)

Commercial Paper Notes outstanding. The financial covenants under this facility require Schwab to maintain a minimum net capital ratio, as defined, Schwab Bank to be well capitalized, as defined, and CSC to maintain a minimum level of stockholders' equity. At December 31, 2009, the minimum level of stockholders' equity required under this facility was $3.3 billion. Management believes that these restrictions will not have a material effect on CSC's ability to meet foreseeable dividend or funding requirements.

CSC also has direct access to $744 million of the $824 million uncommitted, unsecured bank credit lines discussed below, that are primarily utilized by Schwab to manage short-term liquidity. These lines were not used by CSC in 2009.

In addition, Schwab provides CSC with a $1.0 billion credit facility maturing in December 2011. No funds were drawn under this facility at December 31, 2009.

Schwab

Schwab is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit Schwab from repaying subordinated borrowings from CSC, paying cash dividends, or making unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement of $250,000. At December 31, 2009, Schwab's net capital was $1.1 billion (11% of aggregate debit balances), which was $868 million in excess of its minimum required net capital and $580 million in excess of 5% of aggregate debit balances.

Most of Schwab's assets are readily convertible to cash, consisting primarily of short-term (i.e., less than 150 days) investment-grade, interest-earning investments (the majority of which are segregated for the exclusive benefit of clients pursuant to regulatory requirements), receivables from brokerage clients, and receivables from brokers, dealers, and clearing organizations. Client margin loans are demand loan obligations secured by readily marketable securities. Receivables from and payables to brokers, dealers, and clearing organizations primarily represent current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $25.3 billion and $19.2 billion at December 31, 2009 and 2008, respectively. Management believes that brokerage client cash balances and operating earnings will continue to be the primary sources of liquidity for Schwab in the future.

Schwab has a finance lease obligation related to an office building and land under a 20-year lease. The remaining finance lease obligation of $111 million at December 31, 2009, is being reduced by a portion of the lease payments over the remaining lease term of approximately 15 years.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $824 million at December 31, 2009. The need for short-term borrowings arises primarily from timing differences between cash flow requirements, scheduled liquidation of interest-bearing investments, and movements of cash to meet segregation requirements. Schwab used such borrowings for ten days in 2009, with daily amounts borrowed averaging $18 million. There were no borrowings outstanding under these lines at December 31, 2009.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby letter of credit agreements (LOCs) with seven banks in favor of the OCC aggregating $445 million at December 31, 2009. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs during 2009.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

To manage Schwab's regulatory capital requirement, CSC provides Schwab with a $1.4 billion subordinated revolving credit facility which is scheduled to expire in March 2010. The amount outstanding under this facility at December 31, 2009, was $220 million. Borrowings under this subordinated lending arrangement qualify as regulatory capital for Schwab.

In addition, CSC provides Schwab with a $1.5 billion credit facility which is scheduled to expire in 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2009.

Schwab Bank

Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on Schwab Bank. Based on its regulatory capital ratios at December 31, 2009, Schwab Bank is considered well capitalized. Schwab Bank's regulatory capital and ratios at December 31, 2009, are as follows:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$ 2,724	18.3%	$ 595	4.0%	$ 893	6.0%
Total Capital	$ 2,770	18.6%	$ 1,191	8.0%	$ 1,488	10.0%
Tier 1 Leverage	$ 2,724	6.3%	$ 1,737	4.0%	$ 2,171	5.0%
Tangible Equity	$ 2,724	6.3%	$ 868	2.0%	N/A	

N/A Not applicable.

In light of the evolving regulatory environment and capitalization trends observed across the banking industry, management has established a target Tier 1 Leverage Ratio for Schwab Bank of at least 7.5% beginning in the first quarter of 2010. Schwab Bank's current liquidity needs are generally met through deposits from banking clients and equity capital.

The excess cash held in certain Schwab brokerage client accounts is swept into deposit accounts at Schwab Bank. At December 31, 2009, these balances totaled $23.0 billion.

Schwab Bank has access to traditional funding sources such as deposits, federal funds purchased, and repurchase agreements. Additionally, Schwab Bank has access to short-term funding through the Federal Reserve Bank (FRB) discount window. Amounts available under the FRB discount window are dependent on the fair value of certain of Schwab Bank's securities available for sale and securities held to maturity that are pledged as collateral. At December 31, 2009, $974 million was available under this arrangement. There were no funds drawn under this arrangement during 2009.

Schwab Bank maintains a credit facility with the Federal Home Loan Bank System (FHLB). Amounts available under this facility are dependent on the amount of Schwab Bank's residential real estate mortgages and home equity lines of credit that are pledged as collateral. At December 31, 2009, $2.9 billion was available under this facility. There were no funds drawn under this facility during 2009.

CSC provides Schwab Bank with a $100 million short-term credit facility which is scheduled to expire in December 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab Bank. There were no funds drawn under this facility during 2009.

Capital Resources

The Company monitors both the relative composition and absolute level of its capital structure. Management is focused on limiting the Company's use of capital and currently targets a long-term debt to total financial capital ratio not to exceed 30%.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

The Company's total financial capital (long-term debt plus stockholders' equity) at December 31, 2009, was $6.6 billion, up $1.6 billion, or 33%, from December 31, 2008.

At December 31, 2009, the Company had long-term debt of $1.5 billion, or 23% of total financial capital, that bears interest at a weighted-average rate of 5.97%. At December 31, 2008, the Company had long-term debt of $883 million, or 18% of total financial capital. In June 2009, the Company issued $750 million of Senior Notes that mature in 2014 and have a fixed interest rate of 4.950%. The Company repaid $13 million and $20 million of long-term debt in 2009 and 2008, respectively. In addition, the Company repurchased $98 million of trust preferred securities related to its Junior Subordinated Notes for a cash payment of $67 million in 2009, resulting in a gain of $31 million.

The Company's cash position (reported as cash and cash equivalents on its consolidated balance sheet) and cash flows are affected by changes in brokerage client cash balances and the associated amounts required to be segregated under regulatory guidelines. Timing differences between cash and investments actually segregated on a given date and the amount required to be segregated for that date may arise in the ordinary course of business and are addressed by the Company in accordance with applicable regulations. Other factors which affect the Company's cash position and cash flows include investment activity in securities, levels of capital expenditures, acquisition and divestiture activity, banking client deposit activity, brokerage and banking client loan activity, financing activity in long-term debt, payments of dividends, and repurchases of CSC's common stock. The combination of these factors can cause significant fluctuations in the levels of cash and cash equivalents during specific time periods.

Capital Expenditures

The Company's capital expenditures were $139 million in 2009 and $196 million in 2008. Capital expenditures as a percentage of net revenues were 3% and 4% in 2009 and 2008, respectively. Capital expenditures in 2009 were primarily for leasehold improvements, software and equipment relating to the Company's information technology systems, and building improvements. Capital expenditures in 2008 were primarily for software and equipment relating to the Company's information technology systems, buildings, and leasehold improvements. Capital expenditures include capitalized costs for developing internal-use software of $16 million in 2009 and $46 million in 2008.

Management currently anticipates that 2010 capital expenditures will be approximately 5% lower than 2009 spending primarily due to decreased spending on leasehold improvements, partially offset by increased costs for developing internal-use software. As has been the case in recent years, the Company may adjust its capital expenditures from period to period as business conditions change. Management believes that funds generated by its operations will continue to be the primary funding source of its capital expenditures.

Dividends

CSC paid common stock cash dividends of $279 million and $253 million in 2009 and 2008, respectively. Since the initial dividend in 1989, CSC has paid 83 consecutive quarterly dividends and has increased the quarterly dividend 19 times, including a 20% increase in the third quarter of 2008. Since 1989, dividends have increased by a 27% compounded annual growth rate, excluding the special cash dividend of $1.00 per common share in 2007. CSC paid common stock dividends of $.24, $.22, and $1.20 per share in 2009, 2008, and 2007, respectively. While the payment and amount of dividends are at the discretion of the Board, subject to certain regulatory and other restrictions, the Company currently targets its cash dividend at approximately 20% to 30% of net income.

Share Repurchases

There were no repurchases of CSC's common stock in 2009. CSC repurchased 17 million shares of its common stock for $350 million in 2008. As of December 31, 2009, CSC had remaining authority from the Board of Directors to repurchase up to $596 million of its common stock.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

Off-Balance-Sheet Arrangements

The Company enters into various off-balance-sheet arrangements in the ordinary course of business, primarily to meet the needs of its clients. These arrangements include firm commitments to extend credit. Additionally, the Company enters into guarantees and other similar arrangements as part of transactions in the ordinary course of business. For information on each of these arrangements, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 13. Commitments and Contingent Liabilities."

Contractual Obligations

A summary of the Company's principal contractual obligations as of December 31, 2009, is shown in the following table. Excluded from this table are liabilities recorded on the consolidated balance sheet that are generally short-term in nature (e.g., payables to brokers, dealers, and clearing organizations) or without contractual payment terms (e.g., deposits from banking clients, payables to brokerage clients, and deferred compensation). Management believes that funds generated by its continuing operations, as well as cash provided by external financing, will continue to be the primary funding sources in meeting these obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Credit-related financial instruments [1]	$ 832	$ 80	$ 918	$ 3,544	$ 5,374
Long-term debt [2]	276	137	867	546	1,826
Leases [3]	126	168	99	218	611
Purchase obligations [4]	130	61	1	-	192
Total	$ 1,364	$ 446	$ 1,885	$ 4,308	$ 8,003

(1) Represents Schwab Bank's firm commitments to extend credit to banking clients.

(2) Includes estimated future interest payments through 2017. The Junior Subordinated Notes have a fixed interest rate of 7.50% until 2017 and a floating rate from 2018 to 2067. Based on the current interest rate of 7.50% and no repayments of principal, the estimated future interest payments on the Junior Subordinated Notes in 2018 to 2067 would be $15 million per year. Amounts exclude maturities under a finance lease obligation, unamortized discounts, and the effect of interest rate swaps.

(3) Represents minimum rental commitments, net of sublease commitments, and includes facilities under the Company's past restructuring initiatives and rental commitments under a finance lease obligation.

(4) Consists of purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. Includes purchase obligations which can be canceled by the Company without penalty.

RISK MANAGEMENT

Overview

The Company's business activities expose it to a variety of risks including technology, operations, credit, market, liquidity, legal, and reputational risk. Identification and management of these risks are essential to the success and financial soundness of the Company.

Senior management takes an active role in the Company's risk management process and has developed policies and procedures under which specific business and control units are responsible for identifying, measuring, and controlling various risks. Oversight of risk management has been delegated to the Global Risk Committee, which is comprised of senior managers of major business and control functions. The Global Risk Committee is responsible for reviewing and monitoring the Company's risk exposures and leading the continued development of the Company's risk management policies and practices.

Functional risk sub-committees focusing on specific areas of risk report into the Global Risk Committee. These sub-committees include the:

- Corporate Asset-Liability Management and Pricing Committee, which focuses on the Company's liquidity, capital resources, interest rate risk, and investments;
- Credit and Market Risk Oversight Committee, which focuses on the credit exposures resulting from client activity (e.g., margin lending activities and loans to banking clients), the investing activities of certain of the Company's proprietary funds, corporate credit activities (e.g., counterparty and corporate investing activities), and market risk resulting from the Company taking positions in certain securities to facilitate client trading activity;
- Information Security and Privacy Steering Committee, which oversees information security and privacy programs and policies;
- Investment Management and ERISA Risk Committee, which oversees activities in which the Company and its principals operate in an investment advisory capacity or as an ERISA fiduciary; and
- Investment Products Review Board, which provides senior level oversight of investment products and services made available to clients.

The Global Risk Committee reports regularly to the Audit Committee of the Board of Directors (Audit Committee), which reviews major risk exposures and the steps management has taken to monitor and control such exposures.

The Company's Disclosure Committee is responsible for monitoring and evaluating the effectiveness of the Company's (a) disclosure controls and procedures and (b) internal control over financial reporting as of the end of each fiscal quarter. The Disclosure Committee reports on this evaluation to the CEO and CFO prior to their certification required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

The Company's compliance, finance, internal audit, legal, and risk and credit management departments assist management and the various risk committees in evaluating, testing, and monitoring the Company's risk management.

Risk is inherent in the Company's business. Consequently, despite the Company's efforts to identify areas of risk and implement risk management policies and procedures, there can be no assurance that the Company will not suffer unexpected losses due to operating or other risks. The following discussion highlights the Company's policies and procedures for identification, assessment, and management of the principal areas of risk in its operations.

Technology and Operating Risk

Technology and operating risk is the potential for loss due to deficiencies in control processes or technology systems that constrain the Company's ability to gather, process and communicate information and process client transactions efficiently and securely, without interruptions. The Company's operations are highly dependent on the integrity of its technology systems and the Company's success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of evolving client needs. To the extent the Company experiences system interruptions, errors or downtime (which could result from a variety of causes, including changes in client use patterns, technological failure, changes to its systems, linkages with third-party systems, and power failures), the Company's business and operations could be significantly negatively impacted. Additionally, rapid increases in client demand may strain the Company's ability to enhance its technology and expand its operating capacity. To minimize business interruptions, Schwab has two data centers intended, in part, to further improve the recovery of business processing in the event of an emergency. The Company is committed to an ongoing process of upgrading, enhancing, and testing its technology systems. This effort is focused on meeting client needs, meeting market and regulatory changes, and deploying standardized technology platforms.

Technology and operating risk also includes the risk of human error, employee misconduct, external fraud, computer viruses, terrorist attack, and natural disaster. Employee misconduct could include fraud and misappropriation of client or Company assets, improper use or disclosure of confidential client or Company information, and unauthorized activities, such as transactions exceeding acceptable risks or authorized limits. External fraud includes misappropriation of client or Company assets by third parties, including through unauthorized access to Company systems and data and client accounts. The frequency and sophistication of such fraud attempts continue to increase.

The Company has specific policies and procedures to identify and manage operational risk, and uses periodic risk self-assessments and internal audit reviews to evaluate the effectiveness of these internal controls. The Company maintains backup and recovery functions, including facilities for backup and communications, and conducts periodic testing of disaster recovery plans. The Company also maintains policies and procedures and technology to protect against fraud and unauthorized access to systems and data.

Despite the Company's risk management efforts, it is not always possible to deter or prevent technological or operational failure, or fraud or other misconduct, and the precautions taken by the Company may not be effective in all cases. The Company may be subject to litigation, losses, and regulatory actions in such cases, and may be required to expend significant additional resources to remediate vulnerabilities or other exposures.

The Company also faces technology and operating risk when it employs the services of various external vendors, including domestic and international outsourcing of certain technology, processing, and support functions. The Company manages its exposure to external vendor risk through contractual provisions, control standards, and ongoing monitoring of vendor performance. The Company maintains policies and procedures regarding the standard of care expected with Company data, whether the data is internal company information, employee information, or non-public client information. The Company clearly defines for employees, contractors, and vendors the Company's expected standards of care for confidential data. Regular training is provided by the Company in regard to data security.

The Company is actively engaged in the research and development of new technologies, services, and products. The Company endeavors to protect its research and development efforts, and its brands, through the use of copyrights, patents, trade secrets, and contracts.

Credit Risk

Credit risk is the potential for loss due to a borrower, counterparty, or issuer failing to perform its contractual obligations. The Company's direct exposure to credit risk mainly results from margin lending activities, securities lending activities, mortgage lending activities, its role as a counterparty in financial contracts and investing activities, and indirectly from the investing activities of certain of the proprietary funds that the Company sponsors. To manage the risks of such losses, the Company has established policies and procedures which include: establishing and reviewing credit limits, monitoring of credit limits and quality of counterparties, and adjusting margin requirements for certain securities. Most of the Company's credit extensions are supported by collateral arrangements. Collateral arrangements relating to margin loans, securities lending agreements, and resale agreements are subject to requirements that provide additional collateral in the event that market fluctuations result in declines in the value of collateral received.

The Company's credit risk exposure related to loans to banking clients is actively managed through individual and portfolio reviews performed by management. Management regularly reviews asset quality including concentrations, delinquencies, non-performing loans, losses, and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management.

The Company's mortgage loan portfolios primarily include first lien 3-, 5- and 7-year adjustable rate residential mortgage loans (First Mortgage portfolio) of $3.7 billion and home equity lines of credit (HELOC portfolio) of $3.3 billion at December 31, 2009.

The Company's First Mortgage portfolio underwriting requirements are generally consistent with the underwriting requirements in the secondary market for loan portfolios. The Company's guidelines include maximum loan-to-value (LTV) ratios, cash out limits, and minimum Fair Issac & Company (FICO) credit scores. The specific guidelines are dependent on the individual characteristics of a loan (for example, whether the property is a primary or secondary residence, whether the loan is for investment property, whether the loan is for an initial purchase of a home or refinance of an existing home, and whether the loan is conforming or jumbo). These credit underwriting standards have limited the exposure to the types of loans that experienced high foreclosures and loss rates elsewhere in the industry during 2009 and 2008. There have been no

(Tabular Amounts in Millions, Except Ratios, or as Noted)

significant changes to the LTV ratio or FICO credit score guidelines related to the Company's First Mortgage or HELOC portfolios during 2009. At December 31, 2009, the weighted-average originated LTV ratios were 62% and 59% for the First Mortgage and HELOC portfolios, respectively, and the weighted-average originated FICO credit scores were 760 and 767 for the First Mortgage and HELOC portfolios, respectively.

The Company does not offer loans that allow for negative amortization and does not originate or purchase subprime loans (generally defined as extensions of credit to borrowers with a FICO credit score of less than 620 at origination), unless the borrower has compensating credit factors. At December 31, 2009, approximately 2% of both the First Mortgage and HELOC portfolios consisted of loans to borrowers with FICO credit scores of less than 620.

The following table presents certain of the Company's loan quality metrics as a percentage of total outstanding loans:

December 31,	2009	2008
Loan delinquencies [(1)]	0.87%	0.54%
Nonaccrual loans	0.46%	0.13%
Allowance for credit losses	0.61%	0.33%

(1) Loan delinquencies are defined as loans that are 30 days or more past due.

The Company has exposure to credit risk associated with its securities available for sale and securities held to maturity portfolios, whose fair values totaled $22.1 billion and $6.9 billion at December 31, 2009, respectively. These portfolios include U.S. agency and non-agency residential mortgage-backed securities, U.S. agency notes, corporate debt securities, certificates of deposit, and asset-backed securities. U.S. agency residential mortgage-backed securities do not have explicit credit ratings, however management considers these to be of the highest credit quality and rating given the guarantee of principal and interest by the U.S. agencies. Included in non-agency residential mortgage-backed securities are securities collateralized by loans that are considered to be "Prime" (defined by the Company as loans to borrowers with a FICO credit score of 620 or higher at origination), and "Alt-A" (defined by the Company as Prime loans with reduced documentation at origination).

The table below presents the credit ratings for U.S. agency and non-agency residential mortgage-backed securities available for sale and securities held to maturity, including Prime and Alt-A residential mortgage-backed securities, by year of origination. In some instances securities have divergent ratings from Moody's, Fitch, or Standard & Poor's. In these instances, the Company has used the lowest rating as of December 31, 2009, for purposes of presenting the table below. Residential mortgage-backed securities, particularly Alt-A securities, experienced deteriorating credit characteristics, including increased delinquencies and valuation pressure, in 2009. For a discussion of the impact of current market conditions on residential mortgage-backed securities, see "Current Market Environment."

(Tabular Amounts in Millions, Except Ratios, or as Noted)

	AAA		AA to A		BBB		BB or Lower		Total	
	Amortized Cost	Net Unrealized Gain (Loss)	Amortized Cost	Net Unrealized Loss	Amortized Cost	Net Unrealized Loss	Amortized Cost	Net Unrealized Loss	Amortized Cost	Net Unrealized Gain (Loss)
U.S. agency residential mortgage-backed securities:										
2005	$ 584	$ 6	$ -	$ -	$ -	$ -	$ -	$ -	$ 584	$ 6
2006	390	1	-	-	-	-	-	-	390	1
2007	709	25	-	-	-	-	-	-	709	25
2008	4,360	129	-	-	-	-	-	-	4,360	129
2009	10,663	26	-	-	-	-	-	-	10,663	26
Total	16,706	187	-	-	-	-	-	-	16,706	187
Non-agency residential mortgage-backed securities:										
2003	80	(7)	8	(1)	-	-	-	-	88	(8)
2004	134	(9)	84	(13)	9	(5)	-	-	227	(27)
2005	64	(6)	303	(37)	236	(50)	366	(91)	969	(184)
2006	13	-	37	(5)	-	-	644	(201)	694	(206)
2007	93	(4)	-	-	34	(5)	355	(85)	482	(94)
Total	384	(26)	432	(56)	279	(60)	1,365	(377)	2,460	(519)
Total residential mortgage-backed securities	$ 17,090	$ 161	$ 432	$ (56)	$ 279	$ (60)	$ 1,365	$ (377)	$ 19,166	$ (332)
% of Total residential mortgage-backed securities	89%		2%		2%		7%		100%	

At December 31, 2009, all of the corporate debt securities and non-mortgage asset-backed securities were rated investment grade (defined as a rating equivalent to a Moody's rating of "Baa" or higher, or a Standard & Poor's rating of "BBB-" or higher).

Schwab performs clearing services for all securities transactions in its client accounts. Schwab has exposure to credit risk due to its obligation to settle transactions with clearing corporations, mutual funds, and other financial institutions even if Schwab's client or a counterparty fails to meet its obligations to Schwab.

Concentration Risk

The Company has exposure to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

The fair value of the Company's investments in residential mortgage-backed securities totaled $18.8 billion at December 31, 2009. Of these, $16.9 billion were U.S. agency securities and $1.9 billion were non-agency securities. The U.S. agency securities are included in securities available for sale and securities held to maturity and the non-agency securities are included in securities available for sale. Included in non-agency residential mortgage-backed securities are securities collateralized by Alt-A loans. At December 31, 2009, the amortized cost and fair value of Alt-A mortgage-backed securities were $628 million and $387 million, respectively.

The Company's investments in corporate debt securities and commercial paper totaled $5.6 billion at December 31, 2009, with the majority issued by institutions in the financial services industry. These securities are included in securities available for sale, securities held to maturity, cash and investments segregated and on deposit for regulatory purposes, cash and cash equivalents, and other securities owned in the Company's consolidated balance sheets. Included in corporate debt securities and commercial paper at December 31, 2009, were $3.2 billion of securities issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program.

The Company's loans to banking clients include $3.7 billion of first lien residential real estate mortgage loans at December 31, 2009. Approximately 75% of these mortgages consisted of loans with interest-only payment terms. The interest rates on approximately 75% of these interest-only loans are not scheduled to reset for three or more years. The Company's interest-only loans do not include interest terms described as temporary introductory rates below current market rates. At December 31, 2009, 39% of the residential real estate mortgages and 48% of the home equity lines of credit balances were secured by properties which are located in California.

The Company also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company has indirect exposure to U.S. Government and agency securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government and agency securities only in the event of the counterparty's default on the resale agreements. U.S. Government and agency securities held as collateral for resale agreements totaled $8.5 billion at December 31, 2009.

Market Risk

Market risk is the potential for changes in revenue or the value of financial instruments held by the Company as a result of fluctuations in interest rates, equity prices or market conditions. For discussion of the Company's market risk, see "Item 7A – Quantitative and Qualitative Disclosures About Market Risk."

Fiduciary Risk

Fiduciary risk is the potential for financial or reputational loss through breach of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and institutional trust, investment management, custody, and cash and securities processing. The Company attempts to manage this risk by establishing procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business. Guidance and control are provided through the creation, approval, and ongoing review of applicable policies by business units and various risk committees.

Legal and Regulatory Risk

The Company faces significant legal and compliance risk in its business, and the volume of litigation and regulatory proceedings against financial services firms and the amount of damages claimed have been increasing. Among other things, these risks relate to the suitability of client investments, conflicts of interest, disclosure obligations and performance expectations for Company products and services, supervision of employees, and the adequacy of the Company's controls. Claims against the Company may increase due to a variety of factors, such as if clients suffer losses during a period of deteriorating equity market conditions, as the Company increases the level of advice it provides to clients, and as the Company enhances the services it provides to IAs. In addition, the Company and its affiliates are subject to extensive regulation by federal, state and foreign regulatory authorities, and SROs, and such regulation is becoming increasingly extensive and complex.

The Company attempts to manage legal and compliance risk through policies and procedures reasonably designed to avoid litigation claims and prevent or detect violations of applicable legal and regulatory requirements. These procedures address issues such as business conduct and ethics, sales and trading practices, marketing and communications, extension of credit, client funds and securities, books and records, anti-money laundering, client privacy, employment policies, and contracts management. Despite the Company's efforts to maintain an effective compliance program and internal controls, legal breaches and rule violations could result in reputational harm, significant losses and disciplinary sanctions, including limitations on the Company's business activities.

(Tabular Amounts in Millions, Except Ratios, or as Noted)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record certain financial assets and liabilities at fair value, and to determine fair value disclosures. At December 31, 2009, $30.1 billion, or 40% of total assets, were recorded at fair value. At December 31, 2008, $21.9 billion, or 42% of total assets, were recorded at fair value. All of these assets were measured at fair value using quoted prices or market-based information and accordingly were classified as Level 1 or Level 2 measurements in accordance with the fair value hierarchy described in fair value measurement accounting guidance. Liabilities recorded at fair value were not material at December 31, 2009 or 2008. See note "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 15. Fair Value of Assets and Liabilities" for more information on the Company's assets and liabilities accounted for at fair value.

The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including, comparison to prices received from additional pricing services, comparison to available quoted market prices, internal valuation models, and review of other relevant market data. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2009 and 2008, the Company did not adjust prices received from the independent third-party pricing service. For certificates of deposits and treasury securities included in investments segregated and on deposit for regulatory purposes, the Company uses discounted cash-flow models to measure the fair value that utilize market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. While the majority of the Company's revenues, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on the Company's financial position and reported financial results. These critical accounting estimates are described below. Management regularly reviews the estimates and assumptions used in the preparation of the Company's financial statements for reasonableness and adequacy.

Other-than-Temporary Impairment of Securities Available for Sale and Securities Held to Maturity: Management evaluates whether securities available for sale and securities held to maturity are other-than-temporarily impaired (OTTI) on a quarterly basis. Debt securities with unrealized losses are considered OTTI if the Company intends to sell the security or if the Company will be required to sell such security prior to any anticipated recovery. If management determines that a security is OTTI under these circumstances, the impairment recognized in earnings is measured as the entire difference between the amortized cost and then-current fair value.

A security is also OTTI if management does not expect to recover the amortized cost of the security. In this circumstance, management utilizes cash flow models to estimate the expected future cash flow from the securities and to estimate the credit loss. The impairment recognized in earnings is measured by the difference between the present value of expected cash flows and the amortized cost of the security. Expected cash flows are discounted using the security's effective interest rate.

The evaluation of whether the Company expects to recover the amortized cost of a security is inherently judgmental. The evaluation includes the assessment of several bond performance indicators including: the portion of the underlying loans that are delinquent (30 days, 60 days, 90+ days), in bankruptcy, in foreclosure or converted to real estate owned; the actual amount of loss incurred on the underlying loans in which the property has been foreclosed and sold; the amount of credit support provided by the structure of the security available to absorb credit losses on the underlying loans; the current credit ratings issued by either Standard & Poor's, Fitch Ratings, or Moody's; the current price and magnitude of the unrealized loss; and whether the Company has received all scheduled principal and interest payments. Management uses cash flow models to further assess the likelihood of other-than-temporary impairment for the Company's non-agency residential mortgage-backed securities. To develop the cash flow models, the Company uses forecasted loss severity, prepayment speeds (i.e. the rate at which the principal on underlying loans are paid down), and default rates over the securities' remaining maturities. Forecasted home price fluctuations are an important variable in forecasting the expected loss severity and default rates. Based on these cash flow projections, management determines if the Company expects to recover all of the amortized cost of the securities and therefore if the securities are OTTI.

Valuation of Goodwill: The Company tests goodwill for impairment at least annually, or whenever indications of impairment exist. An impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess.

The Company has elected April 1st as its annual goodwill impairment testing date. In testing for a potential impairment of goodwill on April 1, 2009, management estimated the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compared this value to the carrying value of the reporting unit. The estimated fair value of each reporting unit substantially exceeded its carrying value, and therefore management concluded that no amount of goodwill was impaired. The estimated fair value of the reporting units was established using a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit. Adverse changes in the Company's planned business operations such as unanticipated competition, a loss of key personnel, the sale of a reporting unit or a significant portion of a reporting unit, or other unforeseen developments could result in an impairment of the Company's recorded goodwill.

Allowance for Credit Losses: The adequacy of the allowance for credit losses is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience, and risks inherent in the portfolio, as more fully described below.

The Company performs a quarterly analysis to estimate the allowance for credit losses. This process utilizes loan-level statistical models that estimate prepayments, defaults, and expected life of loan losses for our loan portfolios based on predicted behavior of individual loans within the portfolios. The models consider effects of borrower behavior and a variety of factors including, but not limited to, interest rate fluctuations, housing price movements, current economic conditions, estimated defaults and foreclosures, delinquencies, the loan portfolio composition (including concentrations of credit risk), past loss experience, estimates of loss severity, and credit scores.

The more significant variables within the models include a measure of delinquency roll rates, the amount of loss in the event of default, housing prices, and interest rates. Delinquency roll rates (i.e., the rates at which loans transition through delinquency stages and ultimately result in a loss) are estimated from the Company's historical loss experience adjusted for current trends and market information. Loss in the event of default is based on the Company's historical loss experience and market trends. Housing price trends are derived from historical home price indices and statistical forecasts of future home values. Factors affecting the home price index include: housing inventory, unemployment, interest rates, and inflation expectations. Interest rate projections are based on the current term structure of interest rates and historical volatilities to project various possible future interest rate paths. This quarterly analysis results in a loss factor that is applied to the outstanding balances to determine the allowance for credit loss for each loan category.

Legal Reserve: Reserves for legal and regulatory claims and proceedings reflect an estimate of probable losses for each matter, after considering, among other factors, the progress of the case, prior experience and the experience of others in similar cases, available defenses, insurance coverage and indemnification, and the opinions and views of legal counsel. In many cases, including most class action lawsuits, it is not possible to determine whether a loss will be incurred, or to estimate the range of that loss, until the matter is close to resolution, in which case no accrual is made until that time. Reserves are adjusted as more information becomes available or when an event occurs requiring a change. Significant judgment is required in making these estimates, and the actual cost of resolving a matter may ultimately differ materially from the amount reserved.

The Company's management has discussed the development and selection of these critical accounting estimates with the Audit Committee. Additionally, management has reviewed with the Audit Committee the Company's significant estimates discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimate," "aim," "target," "could," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect management's beliefs, objectives, and expectations as of the date hereof, are necessarily estimates based on the best judgment of the Company's senior management. These statements relate to, among other things:

- the Company's ability to pursue its business strategy (see "Item 1 – Business – Business Strategy and Competitive Environment");
- the impact of legal proceedings and regulatory matters (see "Item 3 – Legal Proceedings" and "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements –13. Commitments and Contingent Liabilities – Legal Contingencies");
- the impact of current market conditions on the Company's results of operations (see "Current Market Environment" and "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 5. Securities Available for Sale and Securities Held to Maturity");
- sources of liquidity, capital, and level of dividends (see "Liquidity and Capital Resources" and "Contractual Obligations");
- target capital ratios (see "Liquidity and Capital Resources");
- capital expenditures (see "Liquidity and Capital Resources – Capital Resources");
- the impact of changes in management's estimates on the Company's results of operations (see "Critical Accounting Estimates");
- the impact of changes in the likelihood of indemnification and guarantee payment obligations on the Company's results of operations (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 13. Commitments and Contingent Liabilities");
- the impact on the Company's results of operations of recording stock option expense (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 17. Employee Incentive, Deferred Compensation, and Retirement Plans"); and

Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives, and expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of documents incorporated by reference, as of the date of those documents.

Important factors that may cause actual results to differ include, but are not limited to:

- changes in general economic and financial market conditions;
- changes in revenues and profit margin due to changes in interest rates;
- unanticipated adverse developments in litigation or regulatory matters;
- fluctuations in client asset values due to changes in equity valuations;
- the performance of securities available for sale;
- the level of interest rates, including yields available on money market mutual fund eligible investments;
- the amount of loans to the Company's brokerage and banking clients;
- the level of brokerage client cash balances and deposits from banking clients;
- the availability and terms of external financing;
- the level of the Company's stock repurchase activity;
- the timing and impact of changes in the Company's level of investments in leasehold improvements and technology;
- potential breaches of contractual terms for which the Company has indemnification obligations; and

Certain of these factors, as well as general risk factors affecting the Company, are discussed in greater detail in this Annual Report on Form 10-K, including "Item 1A – Risk Factors."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for changes in revenue or the value of financial instruments held by the Company as a result of fluctuations in interest rates, equity prices or market conditions.

For the Company's market risk related to interest rates, a sensitivity analysis, referred to as a net interest revenue simulation model, is shown below. The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets relative to changes in the costs of its funding sources that finance these assets.

Net interest revenue is affected by various factors, such as the distribution and composition of interest-earning assets and interest bearing liabilities, the spread between yields earned on interest-earning assets and rates paid on interest-bearing liabilities, which may re-price at different times or by different amounts, and the spread between short and long-term interest rates. Interest-earning assets include residential real estate loans and residential mortgage-backed securities. These assets are sensitive to changes in interest rates and to changes to prepayment levels, which tend to increase in a declining rate environment.

To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. To remain within these guidelines, the Company manages the maturity, repricing, and cash flow characteristics of the investment portfolios. Because the Company establishes the rates paid on certain brokerage client cash balances and deposits from banking clients, the rates charged on margin loans, and controls the composition of its investment securities, it has some ability to manage its net interest spread, depending on competitive factors and market conditions.

The Company is also subject to market risk as a result of fluctuations in equity prices. The Company's direct holdings of equity securities and its associated exposure to equity prices are not material. The Company is indirectly exposed to equity market fluctuations in connection with securities collateralizing margin loans to brokerage customers, and customer securities loaned out as part of the Company's securities lending activities. Equity market valuations may also affect the level of brokerage client trading activity, margin borrowing, and overall client engagement with the Company. Additionally, the Company earns mutual fund service fees and asset management fees based upon daily balances of certain client assets. Fluctuations in these client asset balances caused by changes in equity valuations directly impact the amount of fee revenue earned by the Company.

Financial instruments held by the Company are also subject to liquidity risk – that is, the risk that valuations will be negatively affected by changes in demand and the underlying market for a financial instrument. Recent conditions in the credit markets have significantly reduced market liquidity in a wide range of financial instruments, including the types of instruments held by the Company, and fair value can differ significantly from the value implied by the credit quality and actual performance of the instrument's underlying cash flows.

Financial instruments held by the Company are also subject to valuation risk as a result of changes in valuations of the underlying collateral, such as housing prices in the case of residential real estate loans and mortgage-backed securities.

For discussion of the impact of current market conditions on asset management and administration fees, net interest revenue, and securities available for sale, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Current Market Environment".

The Company's market risk related to financial instruments held for trading, interest rate swaps related to a portion of its fixed interest rate Medium-Term Notes, and forward sale and interest rate lock commitments related to its loans held for sale portfolio is not material.

Net Interest Revenue Simulation

The Company uses net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulation model (the model) includes all interest-sensitive assets and liabilities, as well as interest rate swap agreements utilized by the Company to hedge its interest rate risk. Key variables in the model include the repricing of financial instruments, prepayment and reinvestment assumptions, and product pricing assumptions. The Company uses constant balances and market rates in the model assumptions in order to minimize the number of variables and to better isolate risks. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely estimate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue. Actual results may differ from simulated results due to balance growth or decline and the timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, including changes in asset and liability mix.

As represented by the simulations presented below, the Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets generally reprice more quickly than interest-bearing liabilities).

The simulations in the following table assume that the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. As the Company actively manages its consolidated balance sheet and interest rate exposure, in all likelihood the Company would take steps to manage any additional interest rate exposure that could result from changes in the interest rate environment. The following table shows the results of a gradual 100 basis point increase or decrease in market interest rates relative to the Company's current market rates forecast on simulated net interest revenue over the next 12 months at December 31, 2009 and 2008. While the Company typically uses a gradual 200 basis point change, it revised the methodology at March 31, 2008 due to the current low levels of interest rates. The Company will use a gradual 100 basis point change until such time as the level of interest rates justifies a return to the previous methodology.

December 31,	2009	2008
Increase of 100 basis points	16.8%	6.4%
Decrease of 100 basis points	(2.9%)	(6.8%)

The sensitivities shown in the simulation reflect the fact that short-term interest rates in 2009 continued to decline even though the Fed Funds target rate remained at a range of zero to 0.25%. During 2009, the Company's yield on interest-earning assets fell faster than its already low cost of funding sources. Since current short-term interest rates are so low, further declines have a lesser impact on net interest revenue, while increases in short-term interest rates result in a greater impact as yields on interest-earning assets rise faster than the cost of funding sources.

Item 8. Financial Statements and Supplementary Data

TABLE OF CONTENTS

Consolidated Statements of Income

(In Millions, Except Per Share Amounts)

Year Ended December 31,	**2009**	2008	2007
Net Revenues			
Asset management and administration fees	**$ 1,875**	$ 2,355	$ 2,358
Interest revenue	**1,428**	1,908	2,270
Interest expense	**(221)**	(243)	(623)
Net interest revenue	**1,207**	1,665	1,647
Trading revenue	**996**	1,080	860
Other	**175**	94	129
Total other-than-temporary impairment losses	**(278)**	(44)	-
Noncredit portion of loss recognized in other comprehensive income	**218**	-	-
Net impairment losses on securities	**(60)**	(44)	-
Total net revenues	**4,193**	5,150	4,994
Expenses Excluding Interest			
Compensation and benefits	**1,544**	1,667	1,781
Professional services	**275**	334	324
Occupancy and equipment	**318**	299	282
Advertising and market development	**191**	243	230
Communications	**206**	211	200
Depreciation and amortization	**159**	152	156
Other	**224**	216	168
Total expenses excluding interest	**2,917**	3,122	3,141
Income from continuing operations before taxes on income	**1,276**	2,028	1,853
Taxes on income	**(489)**	(798)	(733)
Income from continuing operations	**787**	1,230	1,120
(Loss) income from discontinued operations, net of tax	**-**	(18)	1,287
Net Income	**$ 787**	$ 1,212	$ 2,407
Weighted-Average Common Shares Outstanding — Diluted	**1,160**	1,157	1,222
Earnings Per Share — Basic			
Income from continuing operations	**$ .68**	$ 1.07	$ .93
(Loss) income from discontinued operations, net of tax	**$ -**	$ (.01)	$ 1.05
Net income	**$ .68**	$ 1.06	$ 1.98
Earnings Per Share — Diluted			
Income from continuing operations	**$ .68**	$ 1.06	$ .92
(Loss) income from discontinued operations, net of tax	**$ -**	$ (.01)	$ 1.04
Net income	**$ .68**	$ 1.05	$ 1.96
Dividends Declared Per Common Share	**$ .24**	$ .22	$ 1.20

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In Millions, Except Share and Per Share Amounts)

December 31,	**2009**	2008
Assets		
Cash and cash equivalents	**$ 8,241**	$ 5,442
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $8,346 in 2009 and $6,701 in 2008)	**18,373**	14,685
Receivables from brokers, dealers, and clearing organizations	**560**	759
Receivables from brokerage clients — net	**8,627**	7,129
Other securities owned — at fair value	**916**	626
Securities available for sale	**22,120**	14,446
Securities held to maturity (fair value — $6,880 in 2009 and $244 in 2008)	**6,839**	243
Loans to banking clients — net	**7,348**	6,044
Loans held for sale	**104**	41
Equipment, office facilities, and property — net	**641**	661
Goodwill	**528**	528
Other assets	**1,134**	1,071
Total assets	**$ 75,431**	$ 51,675
Liabilities and Stockholders' Equity		
Deposits from banking clients	**$ 38,820**	$ 23,841
Payables to brokers, dealers, and clearing organizations	**2,373**	1,100
Payables to brokerage clients	**26,246**	20,256
Accrued expenses and other liabilities	**1,407**	1,534
Long-term debt	**1,512**	883
Total liabilities	**70,358**	47,614
Stockholders' equity:		
Preferred stock — 9,940,000 shares authorized; $.01 par value per share; none issued	**-**	-
Common stock — 3 billion shares authorized; $.01 par value per share; 1,392,091,544 shares issued	**14**	14
Additional paid-in capital	**2,298**	2,214
Retained earnings	**7,243**	6,735
Treasury stock, at cost — 229,983,936 shares in 2009 and 234,991,565 shares in 2008	**(4,291)**	(4,349)
Accumulated other comprehensive loss	**(191)**	(553)
Total stockholders' equity	**5,073**	4,061
Total liabilities and stockholders' equity	**$ 75,431**	$ 51,675

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In Millions)

Year Ended December 31,	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 787	$ 1,212	$ 2,407
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of tax	-	18	(1,287)
Depreciation and amortization expense	159	152	156
Stock-based compensation expense	75	69	58
Excess tax benefits from stock-based compensation	(8)	(50)	(108)
Provision for deferred income taxes	16	97	175
Net impairment losses on securities	60	44	-
Other	(4)	70	16
Originations of loans held for sale	(2,746)	(1,526)	(863)
Proceeds from sales of loans held for sale	2,695	1,522	849
Net change in:			
Cash and investments segregated and on deposit for regulatory purposes	(3,688)	(5,882)	2,059
Other securities owned	(290)	48	(277)
Receivables from brokers, dealers, and clearing organizations	202	(32)	(75)
Receivables from brokerage clients	(1,503)	5,171	(1,394)
Other assets	(253)	51	(33)
Payables to brokers, dealers, and clearing organizations	56	(822)	424
Payables to brokerage clients	5,990	(34)	(331)
Accrued expenses and other liabilities	(111)	(106)	(419)
Net cash provided by discontinued operations	-	-	389
Net cash provided by operating activities	1,437	2	1,746
Cash Flows from Investing Activities			
Purchases of securities available for sale	(14,342)	(9,839)	(3,554)
Proceeds from sales of securities available for sale	107	14	-
Principal payments on securities available for sale	7,063	2,003	2,034
Purchases of securities held to maturity	(5,470)	(245)	-
Principal payments on securities held to maturity	139	2	-
Net increase in loans to banking clients	(1,411)	(2,642)	(1,129)
Purchase of equipment, office facilities, and property	(140)	(188)	(168)
Proceeds from sale of U.S. Trust, net of transaction costs	-	-	3,237
Cash payments for business combinations, net of cash acquired	-	(5)	(119)
Other investing activities	(3)	(1)	(1)
Net cash provided by discontinued operations	-	-	67
Net cash (used for) provided by investing activities	(14,057)	(10,901)	367
Cash Flows from Financing Activities			
Net change in deposits from banking clients	14,979	10,019	2,802
Issuance of long-term debt	747	-	549
Repayment of long-term debt	(80)	(20)	(43)
Excess tax benefits from stock-based compensation	8	50	108
Dividends paid	(279)	(253)	(1,500)
Purchase of treasury stock	-	(350)	(2,742)
Proceeds from stock options exercised and other	53	131	414
Other financing activities	(9)	-	(7)
Net cash provided by discontinued operations	-	-	563
Net cash provided by financing activities	15,419	9,577	144
Increase (decrease) in Cash and Cash Equivalents	2,799	(1,322)	2,257
Cash and Cash Equivalents at Beginning of Year	5,442	6,764	4,507
Cash and Cash Equivalents at End of Year	$ 8,241	$ 5,442	$ 6,764
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 173	$ 232	$ 616
Income taxes (2008 and 2007 amounts include discontinued operations)	$ 446	$ 767	$ 1,071
Non-cash investing activity:			
Securities purchased during the year but settled after year end	$ 1,267	$ -	$ -

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In Millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock, at cost	Accumulated Other Comprehensive Loss	Total
	Shares	Amount					
Balance at December 31, 2006	1,392	$ 14	$ 1,868	$ 4,901	$ (1,739)	$ (36)	$ 5,008
Comprehensive income:							
Net income	-	-	-	2,407	-	-	2,407
Other comprehensive income, net of tax:							
Net unrealized loss on cash flow hedging instruments	-	-	-	-	-	(3)	(3)
Net unrealized gain on securities available for sale	-	-	-	-	-	17	17
Minimum pension liability adjustment	-	-	-	-	-	5	5
Total comprehensive income							2,426
Dividends declared on common stock	-	-	-	(1,498)	-	-	(1,498)
Purchase of treasury stock	-	-	-	-	(2,742)	-	(2,742)
Stock option exercises and other	-	-	53	-	362	-	415
Stock-based compensation expense	-	-	78	-	-	-	78
Excess tax benefits from stock-based compensation	-	-	108	-	-	-	108
Effect of change in accounting for sabbatical leave	-	-	-	(17)	-	-	(17)
Effect of change in accounting for income taxes	-	-	-	(17)	-	-	(17)
Restricted shares withheld for tax	-	-	-	-	(29)	-	(29)
Balance at December 31, 2007	1,392	14	2,107	5,776	(4,148)	(17)	3,732
Comprehensive income:							
Net income	-	-	-	1,212	-	-	1,212
Other comprehensive income, net of tax:							
Net unrealized loss on securities available for sale	-	-	-	-	-	(535)	(535)
Foreign currency translation adjustment	-	-	-	-	-	(1)	(1)
Total comprehensive income							676
Dividends declared on common stock	-	-	-	(253)	-	-	(253)
Purchase of treasury stock	-	-	-	-	(350)	-	(350)
Stock option exercises and other	-	-	(20)	-	149	-	129
Stock-based compensation expense	-	-	65	-	-	-	65
Excess tax benefits from stock-based compensation	-	-	50	-	-	-	50
Restricted shares withheld for tax	-	-	-	-	(11)	-	(11)
Employee stock purchase plan purchases	-	-	12	-	11	-	23
Balance at December 31, 2008	1,392	14	2,214	6,735	(4,349)	(553)	4,061
Comprehensive income:							
Net income	-	-	-	787	-	-	787
Other comprehensive income, net of tax:							
Net unrealized gain on securities available for sale - Non-OTTI securities	-	-	-	-	-	327	327
Net unrealized gain on securities available for sale - OTTI securities	-	-	-	-	-	35	35
Total comprehensive income							1,149
Dividends declared on common stock	-	-	-	(279)	-	-	(279)
Stock option exercises and other	-	-	-	-	52	-	52
Stock-based compensation expense	-	-	72	-	-	-	72
Excess tax benefits from stock-based compensation	-	-	8	-	-	-	8
Restricted shares withheld for tax	-	-	-	-	(7)	-	(7)
Employee stock purchase plan purchases	-	-	4	-	13	-	17
Balance at December 31, 2009	1,392	$ 14	$ 2,298	$ 7,243	$ (4,291)	$ (191)	$ 5,073

See Notes to Consolidated Financial Statements.

1. Introduction and Basis of Presentation

The Charles Schwab Corporation (CSC) is a savings and loan holding company engaged, through its subsidiaries, in securities brokerage, banking, and related financial services. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 304 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries. Other subsidiaries include Charles Schwab Bank (Schwab Bank), a federal savings bank, and Charles Schwab Investment Management, Inc. (CSIM), the investment advisor for Schwab's proprietary mutual funds, which are referred to as the Schwab Funds®.

The accompanying consolidated financial statements include CSC and its majority-owned subsidiaries (collectively referred to as the Company). All material intercompany balances and transactions have been eliminated. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Certain estimates include other-than-temporary impairment of securities available for sale and securities held to maturity, the valuation of goodwill, the allowance for credit losses, and legal reserves. Actual results could differ from those estimates. Certain prior-period amounts have been reclassified to conform to the current period presentation.

Management has evaluated subsequent events through the date the consolidated financial statements were issued, which was February 24, 2010.

2. Summary of Significant Accounting Policies

Asset management and administration fees: Asset management and administration fees, which include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients, are recognized as revenue over the period that the related service is provided, based upon average net asset balances. The Company earns mutual fund service fees for shareholder services, administration, investment management, and transfer agent services (through July 2009) provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. Mutual fund service fees are based upon the daily balances of client assets invested in third-party funds and the Company's proprietary funds. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service. The fair values of client assets included in proprietary and third-party mutual funds are based on quoted market prices and other observable market data.

In 2009, the Company waived a portion of its asset management fees earned from certain Schwab-sponsored money market mutual funds in order to provide a positive return to clients. Under agreements with these funds, the Company may recover such fee waivers depending on the future performance of the funds and approval by the boards of the respective funds. Recoveries of previously-waived asset management fees are recognized as revenue when substantially all uncertainties about timing and amount of realization are resolved. The Company did not recognize any revenue for recoveries of previously-waived asset management fees in 2009.

Interest revenue: Interest revenue represents interest earned on certain assets, which include cash and cash equivalents, cash and investments segregated, broker-related receivables, receivables from brokerage clients, other securities owned, securities available for sale, securities held to maturity, loans to banking clients, and loans held for sale. Interest revenue is recognized in the period earned based upon average asset balances and respective interest rates.

Securities transactions: Trading revenue includes commission and principal transaction revenues. Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transaction revenues are primarily comprised of revenues from client fixed income securities trading activity, which are recorded on a trade date basis.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds, deposits with banks, certificates of deposit, federal funds sold, commercial paper, and treasury securities. Cash and cash equivalents also include balances that Schwab Bank maintains at the Federal Reserve Bank.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements) which are collateralized by United States (U.S.) Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained when necessary. Cash and investments segregated also include certificates of deposit and U.S. Government securities, as well as corporate debt securities and commercial paper guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program. Certificates of deposit, U.S. Government securities, corporate debt securities, and commercial paper are recorded at fair value.

Receivables from brokerage clients include margin loans to clients and are stated net of allowance for doubtful accounts. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Other securities owned include Schwab Funds® money market funds, commercial paper, certificates of deposit, equity and bond mutual funds, state and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities recorded at fair value based on quoted market prices. Unrealized gains and losses are included in trading revenue.

Securities available for sale and securities held to maturity: Securities available for sale are recorded at fair value based on quoted prices for similar securities in active markets and other observable market data. Securities available for sale include U.S. agency and non-agency residential mortgage-backed securities, U.S. agency notes, corporate debt securities, certificates of deposit, and asset-backed securities. Unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenue. Securities held to maturity are recorded at amortized cost based on the Company's positive intent and ability to hold these securities to maturity. Securities held to maturity include U.S. agency residential mortgage-backed securities, asset-based securities, and corporate debt securities.

Management evaluates whether securities available for sale and securities held to maturity are other-than-temporarily impaired (OTTI) on a quarterly basis. Debt securities with unrealized losses are considered OTTI if the Company intends to sell the security or if the Company will be required to sell such security prior to any anticipated recovery. If management determines that a security is OTTI under these circumstances, the impairment recognized in earnings is measured as the entire difference between the amortized cost and the then-current fair value.

A security is also OTTI if management does not expect to recover the amortized cost of the security. In this circumstance, management utilizes cash flow models to estimate the expected future cash flow from the securities and to estimate the credit loss. The impairment recognized in earnings is measured by the difference between the present value of expected cash flows and the amortized cost of the security. Expected cash flows are discounted using the security's effective interest rate.

The evaluation of whether the Company expects to recover the amortized cost of a security is inherently judgmental. The evaluation includes the assessment of several bond performance indicators including: the portion of the underlying loans that are delinquent (30 days, 60 days, 90+ days), in bankruptcy, in foreclosure or converted to real estate owned; the actual amount of loss incurred on the underlying loans in which the property has been foreclosed and sold; the amount of credit support provided by the structure of the security available to absorb credit losses on the underlying loans; the current credit ratings issued by either Standard & Poor's, Fitch Ratings, or Moody's; the current price and magnitude of the unrealized loss; and whether the Company has received all scheduled principal and interest payments. Management uses cash flow models to further assess the likelihood of other-than-temporary impairment for the Company's non-agency residential mortgage-backed securities. To develop the cash flow models, the Company uses forecasted loss severity, prepayment speeds (i.e. the rate at which the principal on underlying loans are paid down), and default rates over the securities' remaining maturities.

Securities borrowed and securities loaned: Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary. Fees received or paid are recorded in interest revenue or interest expense.

Loans to banking clients are stated net of allowance for credit losses. The allowance is established through charges to earnings based on management's evaluation of the existing portfolio. The adequacy of the allowance is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience, and risks inherent in the portfolio, as more fully described below.

The Company performs a quarterly analysis to estimate the allowance for credit losses. This process utilizes loan-level statistical models that estimate prepayments, defaults, and expected life of loan losses for our loan portfolios based on predicted behavior of individual loans within the portfolios. The models consider effects of borrower behavior and a variety of factors including, but not limited to, interest rate fluctuations, housing price movements, current economic conditions, estimated defaults and foreclosures, delinquencies, the loan portfolio composition (including concentrations of credit risk), past loss experience, estimates of loss severity, and credit scores.

The more significant variables within the models include a measure of delinquency roll rates, the amount of loss in the event of default, housing prices, and interest rates. Delinquency roll rates (i.e., the rates at which loans transition through delinquency stages and ultimately result in a loss) are estimated from the Company's historical loss experience adjusted for current trends and market information. Loss in the event of default is based on the Company's historical loss experience and market trends. Housing price trends are derived from historical home price indices and statistical forecasts of future home values. Factors affecting the home price index include: housing inventory, unemployment, interest rates, and inflation expectations. Interest rate projections are based on the current term structure of interest rates and historical volatilities to project various possible future interest rate paths. This quarterly analysis results in a loss factor that is applied to the outstanding balances to determine the allowance for credit loss for each loan category.

Nonaccrual loans: Loans are placed on nonaccrual status upon becoming 90 days past due as to interest or principal (unless the loans are well-secured and in the process of collection), or when the full timely collection of interest or principal becomes uncertain. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal is repaid and the loan is performing in accordance with the terms of the loan agreement, or when the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

Loans held for sale include fixed-rate residential first-mortgage loans intended for sale. Loans held for sale are recorded at the lower of cost or fair value. The fair value of loans held for sale is estimated using quoted market prices for securities backed by similar types of loans.

Equipment, office facilities, and property: Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of three to ten years. Buildings are depreciated on a straight-line basis over 40 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1st as its annual impairment testing date. The Company did not recognize any goodwill impairment in 2009, 2008, or 2007.

Derivative financial instruments are recorded on the balance sheet in other assets and other liabilities at fair value. As part of its consolidated asset and liability management process, the Company utilizes interest rate swap agreements (Swaps) to effectively convert the interest rate characteristics of a portion of its Medium-Term Notes from fixed to variable. These Swaps have been designated as fair value hedges and therefore, changes in fair value of the Swaps are offset by changes in the fair value of the hedged Medium-Term Notes.

Schwab Bank's loans held for sale portfolio includes fixed-rate residential first-mortgage, which are subject to a loss in value when market interest rates rise. Schwab Bank uses forward sale commitments to manage this risk. These forward sale commitments have been designated as cash flow hedging instruments with respect to the loans held for sale. Accordingly, the fair values of these forward sale commitments are recorded on the Company's consolidated balance sheet, with gains or losses recorded in other comprehensive income until the associated loan is sold.

Additionally, Schwab Bank uses forward sale commitments to hedge interest rate lock commitments issued on mortgage loans that will be held for sale. Schwab Bank considers the fair value of these commitments to be zero at the commitment date, with subsequent changes in fair value determined solely based on changes in market interest rates. Any changes in fair value of the interest rate lock commitments are completely offset by changes in fair value of the related forward sale commitments.

Guarantees and indemnifications: The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes: The Company provides for income taxes on all transactions that have been recognized in the consolidated financial statements. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Stock-based compensation: Stock-based compensation includes employee and board of director stock options, restricted stock awards, and restricted stock units. The Company measures compensation expense for these share-based payment arrangements based on their estimated fair values as of the awards' grant date. The fair value of the share-based award is recognized over the vesting period as stock-based compensation.

Stock-based compensation expense is based on awards expected to vest and therefore is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and revised in subsequent periods if actual forfeitures differ from those estimates.

Adoption of New Accounting Standards

FASB Accounting Standards Codification: The FASB Accounting Standards Codification (the Codification) was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the Codification as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, EPS, or cash flows. Throughout this Annual Report on Form 10-K, all references to prior FASB, AICPA, and EITF accounting pronouncements have been removed.

Business Combinations: On January 1, 2009, the Company adopted new guidance that requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent purchase consideration, and any noncontrolling interest in the acquiree, at fair value on the date of acquisition. This new guidance also requires an acquirer to expense most transaction and restructuring costs as incurred, and not include such items in the cost of the acquired entity. This new standard applies to any business acquisition with an acquisition date on or after January 1, 2009.

Noncontrolling Interests: On January 1, 2009, the Company adopted new guidance that amends financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. This new guidance also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. The adoption of this new guidance did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

Subsequent Events: In the second quarter of 2009, the Company adopted new guidance that establishes the accounting for and disclosure of subsequent events. The adoption of this new guidance did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows. See note "1 – Introduction and Basis of Presentation," for disclosures pursuant to this guidance.

Instruments Granted in Share-Based Payment Transactions: On January 1, 2009, the Company adopted new guidance that requires the inclusion of unvested share-based payment awards with non-forfeitable rights to dividends or dividend equivalents as participating securities in the computation of EPS under the two-class method. This new guidance requires retrospective adjustment to all prior-period EPS data presented. The Company has participating securities in the form of unvested restricted common shares related to the Company's stock incentive plans. However, these participating securities do not have a material impact on the Company's EPS data presented.

Other-Than-Temporary Impairments: In the first quarter of 2009, the Company adopted new guidance that modifies the requirements for recognizing impairment charges on OTTI debt securities and expands the disclosures related to OTTI debt and equity securities. See note "5 – Securities Available for Sale and Securities Held to Maturity," for additional information and disclosures pursuant to this new guidance.

Fair Value Measurements: In the first quarter of 2009, the Company adopted new guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. This new guidance also requires additional disclosures related to fair value. The adoption of this new guidance did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows. See note "15 – Fair Values of Assets and Liabilities," for disclosures pursuant to this new guidance.

Fair Value Measurements and Disclosures of Financial Instruments: In the first quarter of 2009, the Company adopted new guidance that expands the fair value disclosures required for financial instruments to interim periods and requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim and annual basis and to highlight any changes from prior periods. See note "15 – Fair Values of Assets and Liabilities," for disclosures pursuant to this new guidance.

New Accounting Standards Not Yet Adopted

Transfers of Financial Assets: In June 2009, the FASB issued new guidance on accounting for transfers of financial assets which is effective for financial asset transfers occurring after January 1, 2010. This new guidance removes the concept of a qualifying special-purpose entity and amends the requirements for a transfer of a portion of a financial asset to be accounted

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

for as a sale and related disclosures. The adoption of this new guidance is not expected to have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

Consolidation of Variable Interest Entities: In June 2009, the FASB issued new guidance on consolidation of variable interest entities (VIEs) which is effective January 1, 2010. This new guidance amends the consolidation guidance applicable to VIEs, including changing the approach to determining a VIE's primary beneficiary (the reporting entity that must consolidate the VIE) and the frequency of reassessment. In January 2010, the FASB voted to defer the effective date of this new guidance for a reporting enterprise's interest in certain investment companies and for certain money market funds. The adoption of this new guidance, except the deferred portion which the Company is currently evaluating, is not expected to have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

3. Receivables from Brokerage Clients

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million and $4 million at December 31, 2009 and 2008, respectively. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $7.9 billion and $6.2 billion at December 31, 2009 and 2008, respectively. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. Charge-offs related to margin loans were not material in 2009, 2008 and 2007. The average yield earned on margin loans was 5.20% and 5.95% in 2009 and 2008, respectively.

4. Other Securities Owned

A summary of other securities owned is as follows:

December 31,	2009	2008
Schwab Funds® money market funds	$ 321	$ 440
Commercial paper	220	-
Certificates of deposit	200	-
Equity and bond mutual funds	103	135
State and municipal debt obligations	49	37
Equity, U.S. Government and corporate debt, and other securities	23	14
Total other securities owned (1)	$ 916	$ 626

(1) Amounts include securities pledged of $3 million and $7 million at December 31, 2009 and 2008, respectively.

The Company's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include investments made by the Company relating to its deferred compensation plan, mutual fund investments held at CSC, and inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

Securities sold, but not yet purchased were not material at December 31, 2009 and 2008.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

5. Securities Available for Sale and Securities Held to Maturity

The amortized cost, gross unrealized gains and losses, and fair value of securities available for sale and securities held to maturity are as follows:

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. agency residential mortgage-backed securities	$ 11,601	$ 199	$ 21	$ 11,779
Non-agency residential mortgage-backed securities	2,460	-	519	1,941
U.S. agency notes	2,975	4	1	2,978
Corporate debt securities	2,368	13	1	2,380
Certificates of deposit	1,950	3	-	1,953
Asset-backed securities	1,077	12	-	1,089
Total securities available for sale	$ 22,431	$ 231	$ 542	$ 22,120
Securities held to maturity:				
U.S. agency residential mortgage-backed securities	$ 5,105	$ 36	$ 27	$ 5,114
Asset-backed securities	1,389	25	-	1,414
Corporate debt securities	345	7	-	352
Total securities held to maturity	$ 6,839	$ 68	$ 27	$ 6,880

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. agency residential mortgage-backed securities	$ 8,203	$ 108	$ 82	$ 8,229
Non-agency residential mortgage-backed securities	3,085	-	862	2,223
U.S. agency notes	515	2	-	517
Corporate debt securities	1,762	2	31	1,733
Certificates of deposit	925	-	3	922
Asset-backed securities	866	-	44	822
Total securities available for sale	$ 15,356	$ 112	$ 1,022	$ 14,446
Securities held to maturity:				
Asset-backed securities	$ 243	$ 1	$ -	$ 244
Total securities held to maturity	$ 243	$ 1	$ -	$ 244

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

A summary of securities with unrealized losses, aggregated by category and period of continuous unrealized loss, is as follows:

	Less than 12 months		12 months or longer		Total	
December 31, 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. agency residential mortgage-backed securities	$ 3,801	$ 11	$ 1,994	$ 10	$ 5,795	$ 21
Non-agency residential mortgage-backed securities	171	10	1,770	509	1,941	519
U.S. agency notes	864	1	-	-	864	1
Corporate debt securities	374	1	-	-	374	1
Total	$ 5,210	$ 23	$ 3,764	$ 519	$ 8,974	$ 542
Securities held to maturity:						
U.S. agency residential mortgage-backed securities	$ 1,885	$ 27	$ -	$ -	$ 1,885	$ 27
Total	$ 1,885	$ 27	$ -	$ -	$ 1,885	$ 27
Total securities with unrealized losses [(1)]	$ 7,095	$ 50	$ 3,764	$ 519	$ 10,859	$ 569

(1) The number of investment positions with unrealized losses totaled 333 for securities available for sale and 30 for securities held to maturity.

	Less than 12 months		12 months or longer		Total	
December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. agency residential mortgage-backed securities	$ 2,231	$ 63	$ 381	$ 19	$ 2,612	$ 82
Non-agency residential mortgage-backed securities	1,704	512	513	350	2,217	862
Corporate debt securities	477	11	436	20	913	31
Certificates of deposit	647	3	-	-	647	3
Asset-backed securities	822	44	-	-	822	44
Total securities with unrealized losses [(1)]	$ 5,881	$ 633	$ 1,330	$ 389	$ 7,211	$ 1,022

(1) The number of investment positions with unrealized losses totaled 334.

Unrealized losses in securities available for sale were $542 million as of December 31, 2009, and were concentrated in non-agency residential mortgage-backed securities. U.S. agency residential mortgage-backed securities do not have explicit credit ratings, however management considers these to be of the highest credit quality given the guarantee of principal and interest by the U.S. agencies. Included in non-agency residential mortgage-backed securities are securities collateralized by loans that are considered to be "Prime" (defined as loans to borrowers with a Fair Isaac & Company credit score of 620 or higher at origination), and "Alt-A" (defined as Prime loans with reduced documentation at origination). At December 31, 2009, the amortized cost and fair value of Alt-A mortgage-backed securities were $628 million and $387 million, respectively. Corporate debt securities at December 31, 2009, included $981 million of securities issued by financial institutions and guaranteed under the Federal Deposit Insurance Corporation (FDIC) Temporary Liquidity Guarantee Program.

Assessment of Other-Than-Temporary Impairment

Management evaluates whether securities available for sale and securities held to maturity are OTTI on a quarterly basis. Debt securities with unrealized losses are considered OTTI if the Company intends to sell the security or if the Company will be required to sell such security prior to any anticipated recovery. If management determines that a security is OTTI under these circumstances, the impairment recognized in earnings is measured as the entire difference between the amortized cost and then-current fair value.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

A security is also OTTI if management does not expect to recover the amortized cost of the security. In this circumstance, management utilizes cash flow models to estimate the expected future cash flow from the securities and to estimate the credit loss. The impairment recognized in earnings is measured by the difference between the present value of expected cash flows and the amortized cost of the security. Expected cash flows are discounted using the security's effective interest rate.

The evaluation of whether the Company expects to recover the amortized cost of a security is inherently judgmental. The evaluation includes the assessment of several bond performance indicators including: the portion of the underlying loans that are delinquent (30 days, 60 days, 90+ days), in bankruptcy, in foreclosure or converted to real estate owned; the actual amount of loss incurred on the underlying loans in which the property has been foreclosed and sold; the amount of credit support provided by the structure of the security available to absorb credit losses on the underlying loans; the current credit ratings issued by either Standard & Poor's, Fitch Ratings, or Moody's; the current price and magnitude of the unrealized loss; and whether the Company has received all scheduled principal and interest payments. Management uses cash flow models to further assess the likelihood of other-than-temporary impairment for the Company's non-agency residential mortgage-backed securities. To develop the cash flow models, the Company uses forecasted loss severity, prepayment speeds (i.e. the rate at which the principal on underlying loans are paid down), and default rates over the securities' remaining maturities.

Certain Alt-A and Prime residential mortgage-backed securities experienced deteriorating credit characteristics in 2009, including increased payment delinquencies and decreased prepayments due to the slowing of general economic activity and increased unemployment. Losses on foreclosures of underlying mortgages increased as a result of housing price declines. Forecasted home price fluctuations are an important variable in forecasting the expected loss severity and default rates. Based on the Company's cash flow projections, management determined that it does not expect to recover all of the amortized cost of these securities and therefore determined that these securities were OTTI. The Company does not intend to sell the securities available for sale and it will not be required to sell these securities before anticipated recovery. The Company employs a buy and hold strategy relative to its mortgage-related securities. Further, the Company has an adequate liquidity position at December 31, 2009, with cash and cash equivalents totaling $8.2 billion, a loan-to-deposit ratio of 19%, adequate access to short-term borrowing facilities and regulatory capital ratios in excess of "well capitalized" levels. Because the Company does not intend to sell these securities and will not be required to sell these securities, the Company recognized an impairment charge equal to the securities' expected credit losses of $60 million in 2009. The expected credit losses were measured as the difference between the present value of expected cash flows and the amortized cost of the securities.

In 2008, the Company recognized an other-than-temporary impairment charge of $44 million on a corporate debt security issued by Lehman Brothers Holdings, Inc. (Lehman) as a result of Lehman's Chapter 11 bankruptcy petition filing in September 2008. The Company sold this security in October 2008. Impairment charges recognized in earnings are included in net impairment losses on securities.

As of December 31, 2009, the Company has not realized an actual credit loss on any of its residential mortgage-backed securities. Further deterioration in the performance of the underlying loans in the Company's residential mortgage-backed securities portfolio could result in the recognition of additional future impairment charges.

The following table is a rollforward of the amount of credit losses recognized in earnings for OTTI securities held by the Company during the period for which a portion of the impairment was recognized in other comprehensive income:

	2009
Balance at beginning of year	$ -
Credit losses recognized into current year earnings on debt securities for which an other-than-temporary impairment was not previously recognized	60
Balance at end of year	$ 60

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The maturities of securities available for sale and securities held to maturity at December 31, 2009, are as follows:

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Total
Securities available for sale:					
U.S. agency residential mortgage-backed securities [1]	$ -	$ -	$ 173	$ 11,606	$ 11,779
Non-agency residential mortgage-backed securities [1]	-	-	32	1,909	1,941
U.S. agency notes	325	2,653	-	-	2,978
Corporate debt securities	1,366	1,014	-	-	2,380
Certificates of deposit	1,853	100	-	-	1,953
Asset-backed securities	-	940	149	-	1,089
Total fair value	$ 3,544	$ 4,707	$ 354	$ 13,515	$ 22,120
Total amortized cost	$ 3,534	$ 4,692	$ 345	$ 13,860	$ 22,431
Securities held to maturity:					
U.S. agency residential mortgage-backed securities [1]	$ -	$ -	$ -	$ 5,114	$ 5,114
Asset-backed securities	-	1,259	155	-	1,414
Corporate debt securities	33	319	-	-	352
Total fair value	$ 33	$ 1,578	$ 155	$ 5,114	$ 6,880
Total amortized cost	$ 32	$ 1,548	$ 154	$ 5,105	$ 6,839

[1] Residential mortgage-backed securities have been allocated over maturity groupings based on final contractual maturities. Actual maturities will differ from final contractual maturities because a certain portion of loans underlying these securities require scheduled principal payments and borrowers have the right to prepay obligations.

The proceeds and gross realized gains (losses) from sales of securities available for sale are as follows:

December 31,	2009	2008	2007
Proceeds	$ 107	$ 14	$ -
Gross realized gains	$ 1	$ -	$ -
Gross realized losses	$ (4)	$ (31)	$ -

Realized gains and losses from sales of securities available for sale are included in other revenue.

In 2008, the Company recorded a loss of $29 million on the sale of a corporate debt security issued by Washington Mutual Bank as a result of its seizure by the FDIC in September 2008.

6. Loans to Banking Clients and Related Allowance for Credit Losses

The composition of the loan portfolio is as follows:

December 31,	2009	2008
Residential real estate mortgages	$ 3,710	$ 3,195
Home equity lines of credit	3,304	2,662
Secured personal loans	366	187
Other	13	20
Total loans to banking clients	7,393	6,064
Allowance for credit losses	(45)	(20)
Total loans to banking clients – net	$ 7,348	$ 6,044

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Included in the loan portfolio are nonaccrual loans totaling $34 million and $8 million at December 31, 2009 and 2008, respectively. Nonperforming assets, which include nonaccrual loans and other real estate owned, totaled $37 million and $9 million at December 31, 2009 and 2008, respectively. There were no loans accruing interest that were contractually 90 days or more past due at December 31, 2009 and 2008. The amount of interest revenue that would have been earned on nonaccrual loans, versus interest revenue recognized on these loans, was not material to the Company's results of operations for 2009 and 2008.

Changes in the allowance for credit losses were as follows:

December 31,	2009	2008	2007
Balance at beginning of year	$ 20	$ 7	$ 4
Charge-offs	(13)	(4)	-
Recoveries	-	-	-
Provision for credit losses	38	17	3
Balance at end of year	$ 45	$ 20	$ 7

7. Equipment, Office Facilities, and Property

Equipment, office facilities, and property are detailed below:

December 31,	2009	2008
Software	$ 854	$ 846
Buildings	428	414
Information technology equipment	392	392
Leasehold improvements	296	251
Furniture and equipment	128	123
Telecommunications equipment	100	97
Land	57	57
Construction in progress	4	14
Total equipment, office facilities, and property	2,259	2,194
Accumulated depreciation and amortization	(1,618)	(1,533)
Total equipment, office facilities, and property – net	$ 641	$ 661

8. Other Assets

The components of other assets are as follows:

December 31,	2009	2008
Accounts receivable [(1)]	$ 327	$ 216
Deferred tax asset – net	249	502
Prepaid expenses	224	66
Interest and dividends receivable	141	92
Other investments	59	45
Intangible assets – net	23	24
Other	111	126
Total other assets	$ 1,134	$ 1,071

(1) Accounts receivable includes accrued service fee income and receivable from loan servicer.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

9. Deposits from Banking Clients

Deposits from banking clients consist of interest-bearing deposits as follows:

December 31,	2009	2008
Deposits swept from brokerage accounts	$ 22,955	$ 18,439
Savings	8,257	-
Checking	7,608	5,402
Total deposits from banking clients	$ 38,820	$ 23,841

Demand deposit overdrafts included as other loans within loans to banking clients were not material at December 31, 2009 and 2008.

10. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $996 million and $883 million at December 31, 2009 and 2008, respectively. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned. Payables to brokers, dealers, and clearing organizations at December 31, 2009, also included unsettled purchases of securities held to maturity of $1.3 billion.

11. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $20.8 billion and $15.8 billion at December 31, 2009 and 2008, respectively. The average rate paid on cash balances in interest-bearing brokerage client accounts was 0.02% and 0.36% in 2009 and 2008, respectively.

12. Borrowings

Long-term debt net of unamortized debt discounts, where applicable, consists of the following:

December 31,	2009	2008
Senior Notes	$ 747	$ -
Senior Medium-Term Notes, Series A	450	458
Junior Subordinated Notes	202	300
Finance lease obligation	111	116
Fair value adjustment	2	9
Total long-term debt	$ 1,512	$ 883

CSC has a universal automatic shelf registration statement on file with the SEC which enables CSC to issue debt, equity and other securities. In June 2009, the Company issued $750 million of Senior Notes that mature in 2014 under this registration statement. The Senior Notes have a fixed interest rate of 4.950% with interest payable semiannually.

The aggregate principal amount of Senior Medium-Term Notes, Series A (Medium-Term Notes) outstanding at December 31, 2009, had maturities ranging from 2010 to 2017. At December 31, 2009 and 2008, the aggregate principal amount of Medium-Term Notes outstanding had fixed interest rates ranging from 6.375% to 8.05% with interest payable semiannually. At December 31, 2009 and 2008, the Medium-Term Notes carried a weighted-average interest rate of 7.12% and 7.13%,

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

respectively. A portion of the Medium-Term Notes is subject to fair value hedging instruments as described in note "14 – Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk."

In October 2007, CSC and Schwab Capital Trust I, a statutory trust formed under the laws of the State of Delaware (Trust), closed a public offering of $300 million of the Trust's fixed to floating rate trust preferred securities. The proceeds from the sale of the trust preferred securities were invested by the Trust in fixed to floating rate Junior Subordinated Notes issued by CSC. The Junior Subordinated Notes have a fixed interest rate of 7.50% until November 15, 2017, and a floating rate thereafter. The Junior Subordinated Notes may be redeemed at a redemption price of principal plus accrued but unpaid interest on November 15, 2017, on or after November 15, 2037, or following the occurrence of certain events, and at a make-whole redemption price at any other time. CSC has contractually agreed, pursuant to a replacement capital covenant, for the benefit of certain holders of the Company's long-term indebtedness ranking senior to the Junior Subordinated Notes, not to redeem, repay or purchase the Junior Subordinated Notes or the trust preferred securities prior to November 15, 2047, unless it has received proceeds of the issuance of certain replacement capital securities, among other conditions. At December 31, 2009, the Company's 6.375% Senior Medium-Term Notes due 2017 is the series of long-term indebtedness whose holders are entitled to the benefits of the replacement capital covenant. In 2009, the Company repurchased $98 million of trust preferred securities related to its Junior Subordinated Notes for a cash payment of $67 million. The repurchase of the trust preferred securities is considered an extinguishment of a portion of the Junior Subordinated Notes and resulted in a gain of $31 million.

In 2004, the Company sold an office building for proceeds of $136 million and leased the property back for a 20-year term. This transaction was accounted for as a financing lease. The remaining finance lease obligation of $111 million at December 31, 2009, is being reduced by a portion of the lease payments over the remaining lease term of approximately 15 years.

Annual maturities on long-term debt outstanding at December 31, 2009, are as follows:

2010	$ 205
2011	6
2012	6
2013	6
2014	756
Thereafter	535
Total maturities	1,514
Fair value adjustment	2
Unamortized discount	(4)
Total long-term debt	$ 1,512

CSC has authorization from its Board of Directors to issue unsecured commercial paper notes (Commercial Paper Notes) not to exceed $1.5 billion. Management has set a current limit for the commercial paper program of $800 million. The maturities of the Commercial Paper Notes may vary, but are not to exceed 270 days from the date of issue. The commercial paper is not redeemable prior to maturity and cannot be voluntarily prepaid. The proceeds of the commercial paper program are to be used for general corporate purposes. There were no Commercial Paper Notes outstanding at December 31, 2009.

CSC maintains an $800 million committed, unsecured credit facility with a group of twelve banks which is scheduled to expire in June 2010. This facility replaced a similar facility that expired in June 2009. The funds under this facility are available for general corporate purposes, including repayment of Commercial Paper Notes discussed above. The amount of this facility that CSC can use for other general corporate purposes is reduced by the amount of any Commercial Paper Notes outstanding. The financial covenants in this facility require Schwab to maintain a minimum net capital ratio, as defined, Schwab Bank to be well capitalized, as defined, and CSC to maintain a minimum level of stockholders' equity. At December 31, 2009, the minimum level of stockholders' equity required under this facility was $3.3 billion. These facilities were unused at December 31, 2009 and 2008.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $824 million at December 31, 2009. CSC has access to $744 million of these credit lines. There were no borrowings outstanding under these lines at December 31, 2009 and 2008.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with seven banks in favor of the OCC aggregating $445 million at December 31, 2009. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs during 2009 and 2008.

13. Commitments and Contingent Liabilities

Operating leases and other commitments: The Company has non-cancelable operating leases for office space and equipment. Future minimum rental commitments under these leases, net of contractual subleases, at December 31, 2009, are as follows:

	Operating Leases	Subleases	Net
2010	$ 157	$ 41	$ 116
2011	128	35	93
2012	84	30	54
2013	67	25	42
2014	58	22	36
Thereafter	179	64	115
Total	$ 673	$ 217	$ 456

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $213 million, $186 million, and $180 million in 2009, 2008, and 2007, respectively. Rent expense in 2009 included charges of $37 million relating to the Company's cost reduction measures.

Purchase obligations: The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2009, the Company has purchase obligations as follows:

2010	$ 130
2011	50
2012	11
2013	1
2014	-
Thereafter	-
Total	$ 192

Guarantees and indemnifications: In the normal course of business, the Company provides certain indemnifications (i.e., protection against damage or loss) to counterparties in connection with the disposition of certain of its assets. Such indemnifications are generally standard contractual terms with various expiration dates and typically relate to title to the assets transferred, ownership of intellectual property rights (e.g., patents), accuracy of financial statements, compliance with laws and regulations, failure to pay, satisfy or discharge any liability, or to defend claims, as well as errors, omissions, and misrepresentations. The maximum potential future liability under these indemnifications cannot be estimated. The Company has not recorded a liability for these indemnifications and believes that the occurrence of events that would trigger payments under these agreements is remote.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Separately, the Company has guaranteed certain payments in the event of a termination of certain mutual fund sub-advisor agreements, related to the adoption of AXA Rosenberg LLC's U.S. family of mutual funds, known as the Laudus Funds®. Additionally, the Company has provided indemnifications related to facility leases to a counterparty in connection with the disposition of certain of its assets. At December 31, 2009, the Company's maximum potential future liability under these agreements was approximately $120 million. At December 31, 2009, the Company has a recorded liability of approximately $15 million reflecting the estimated fair value of these guarantees and indemnifications. The fair value of these guarantees and indemnifications is not necessarily indicative of amounts that would be paid in the event a payment was required.

The Company has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. The Company satisfies the margin requirements by arranging standby LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $445 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs at December 31, 2009.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities. Certain of these matters are described below.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material impact on the financial condition or cash flows of the Company, but could be material to the Company's operating results for a particular future period, depending on results for that period. However, predicting the outcome of a matter is inherently difficult, particularly where claims are brought on behalf of various classes of claimants, claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage, and in many cases, including those matters described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is closer to resolution.

Auction Rate Securities Regulatory Inquiries: Schwab has been responding to industry wide inquiries from federal and state regulators regarding sales of auction rate securities to clients who were unable to sell their holdings when the normal auction process for those securities froze unexpectedly in February 2008. On August 17, 2009, a civil complaint was filed against Schwab in New York state court by the Attorney General of the State of New York (NYAG) alleging material misrepresentations and omissions by Schwab regarding the risks of auction rate securities, and seeking restitution, disgorgement, penalties and other relief, including repurchase of securities held in client accounts. As reflected in a statement issued August 17, 2009, Schwab has responded that the allegations are without merit and that Schwab intends to contest any charges. On September 5, 2009, Schwab removed the case to the U.S. District Court for the Southern District of New York; on January 19, 2010, the case was remanded to New York state court.

Separately, on November 19, 2009, the Company received a Wells notice from the Financial Industry Regulatory Authority (FINRA) regarding a preliminary determination to recommend disciplinary action against Schwab for possible rule violations regarding sales of auction rate securities through the Company. A Wells notice provides recipients an opportunity to respond

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

to issues raised in an investigation prior to any decision on an enforcement proceeding, and is neither a formal allegation nor a finding of wrongdoing. The Company has responded to the notice to explain why it believes enforcement charges are unwarranted.

YieldPlus Fund Litigation and Regulatory Inquiries: The Company is the subject of nine class action lawsuits filed between March and May 2008 on behalf of investors in the Schwab YieldPlus Fund® alleging violations of state law and federal securities law in connection with the fund's investment policy, disclosures and fund marketing. Allegations include changes to the investment policy of the fund regarding limits on positions in mortgage-backed securities without obtaining a shareholder vote; inadequate disclosure of the risks associated with fund investments in mortgage-backed securities and fund risk management; inaccurate reporting of the fund's weighted-average duration; and failure to disclose redemptions of positions in YieldPlus by other Schwab investment funds. Defendants named in one or more of the lawsuits include the Company, Schwab, CSIM, the fund itself, Schwab Investments (registrant and issuer of the fund's shares), Charles R. Schwab, Randall W. Merk (current president of the fund), and current and former trustees and officers of the fund and/or Schwab. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On July 3, 2008, the U.S. District Court for the Northern District of California consolidated all nine lawsuits into a single action for purposes of pre-trial proceedings and appointed a group of fund investors as lead plaintiff. On February 4, 2009, the court denied defendants' motion to dismiss plaintiffs' federal law claims, dismissed all but one state law claim, and lifted a stay on discovery. On August 21, 2009, the court certified two classes of plaintiffs for purposes of the federal law claims and a single class of plaintiffs for purposes of the remaining state law claim. Plaintiffs and defendants filed motions for summary judgment on February 11, 2010, and the court has set a trial date for May 10, 2010.

Separately, the Company has been responding to investigations by federal and state regulators regarding these matters. On October 14, 2009, the Company received a Wells notice from the staff of the SEC that the staff intends to recommend the filing of a civil enforcement action against Schwab Investments, CSIM, Schwab, and the president of the fund for possible violations of the securities laws with respect to the fund. On October 27, 2009, the Company received a Wells notice from FINRA regarding a preliminary determination to recommend disciplinary action against Schwab for possible violation of securities laws and FINRA rules with respect to the fund. The Company has responded to the notices to explain why it believes enforcement charges are unwarranted.

At this time the Company is unable to estimate whether it will incur a liability or the range of any such liability in these litigation and regulatory matters; if a liability were incurred, in view of claims to date under the Company's insurance policies, it is increasingly likely that such a liability would exceed the limits of applicable policies.

Total Bond Market Fund Litigation: On August 28, 2008, a class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of investors in the Schwab Total Bond Market Fund™. The lawsuit, which alleges violations of state law and federal securities law in connection with the fund's investment policy, names the fund, Schwab Investments (registrant and issuer of the fund's shares), Schwab, and CSIM as defendants. Allegations include that the fund improperly deviated from its stated investment objectives by investing in collateralized mortgage obligations (CMOs) and investing more than 25% of fund assets in CMOs and mortgage-backed securities without obtaining a shareholder vote. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On February 19, 2009, the court denied defendants' motion to dismiss plaintiffs' federal securities law claim, and dismissed certain state law claims with leave to amend. On April 27, 2009, the court issued a stay of proceedings while defendants appeal the court's February 19, 2009 decision refusing to dismiss plaintiffs' federal securities law claim, currently under review by the U.S. Court of Appeals for the Ninth Circuit.

The SEC Wells notice received by the Company on October 14, 2009, concerning the YieldPlus Fund, also provided notice of the SEC staff's intention to recommend additional charges against Schwab Investments and CSIM for possible violations of the securities laws with respect to the Total Bond Market Fund. The Company has responded to the notice to explain why it believes these additional enforcement charges are also unwarranted.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

14. Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk

Securities lending: Through Schwab, the Company loans client securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the fair value of securities loaned, and by requiring additional cash as collateral when necessary. The fair value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $871 million and $760 million at December 31, 2009 and 2008, respectively. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The fair value of these borrowed securities was $274 million and $259 million at December 31, 2009 and 2008, respectively.

Client trade settlement: The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions to meet minimum collateral requirements. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a fair value of $11.4 billion and $9.2 billion at December 31, 2009 and 2008, respectively. The fair value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.2 billion and $591 million at December 31, 2009 and 2008, respectively. The fair value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $33 million and $42 million at December 31, 2009 and 2008, respectively. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The fair value of these pledged securities was $3 million and $7 million at December 31, 2009 and 2008, respectively. The Company may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $647 million and $774 million at December 31, 2009 and 2008, respectively.

Financial instruments held for trading purposes: The Company maintains inventories in securities on a long and short basis relating to its fixed income operations. The Company could incur losses or gains as a result of changes in the fair value of these securities. To mitigate the risk of losses, long and short positions are marked to fair value and are monitored by management to assure compliance with limits established by the Company.

Resale and repurchase agreements: Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2009 and 2008, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $8.5 billion and $6.8 billion, respectively. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Concentration risk: The Company is subject to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

For discussion on the Company's exposure to concentration risk relating to residential mortgage-backed securities, see note "5 – Securities Available for Sale and Securities Held to Maturity."

The Company's investments in corporate debt securities and commercial paper totaled $5.6 billion and $3.5 billion at December 31, 2009 and 2008, respectively, with the majority issued by institutions in the financial services industry. These securities are included in securities available for sale, securities held to maturity, and cash and investments segregated and on deposit for regulatory purposes, cash and cash equivalents, and other securities owned. Included in corporate debt securities and commercial paper at December 31, 2009, were $3.2 billion of securities issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program.

The Company's loans to banking clients include $3.7 billion and $3.2 billion of first lien residential real estate mortgage loans at December 31, 2009 and 2008, respectively. At December 31, 2009, approximately 75% of the residential real estate mortgages consisted of loans with interest-only payment terms. At December 31, 2009, the interest rates on approximately 75% of these interest-only loans are not scheduled to reset for three or more years. The Company's interest-only loans do not include interest terms described as temporary introductory rates below current market rates. At December 31, 2009, 39% of residential real estate mortgages and 48% of the home equity lines of credit (HELOC) balances were secured by properties which are located in California. At December 31, 2008, 33% of residential real estate mortgages and 46% of the HELOC balances were secured by properties which are located in California.

The Company also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company has indirect exposure to U.S. Government and agency securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government and agency securities only in the event of the counterparty's default on the resale agreements. U.S. Government and agency securities held as collateral for resale agreements totaled $8.5 billion and $6.8 billion at December 31, 2009 and 2008, respectively.

Commitments to extend credit: In the normal course of business, Schwab Bank enters into commitments to extend credit to banking clients primarily relating to mortgage lending. The credit risk associated with these commitments varies depending on the creditworthiness of the client and the value of any collateral held. Collateral requirements vary by type of loan. These commitments are legally binding agreements to lend to a client that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. Firm commitments totaled $5.4 billion and $5.0 billion at December 31, 2009 and 2008, respectively.

Interest rate Swaps: CSC uses Swaps to effectively convert the interest rate characteristics of a portion of its Medium-Term Notes from fixed to variable. These Swaps are structured for CSC to receive a fixed rate of interest and pay a variable rate of interest based on the three-month LIBOR rate. The variable interest rates reset every three months. Information on these Swaps is summarized in the following table:

December 31,	2009	2008
Notional principal amount	$ 200	$ 200
Weighted-average variable interest rate	2.99%	4.94%
Weighted-average fixed interest rate	8.05%	8.05%
Weighted-average maturity (in years)	0.2	1.2

These Swaps have been designated as fair value hedges and are recorded on the Company's consolidated balance sheet at fair value. Changes in fair value of the Swaps are completely offset by changes in fair value of the hedged Medium-Term Notes

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

resulting in no effect on net income. At December 31, 2009 and 2008, CSC recorded a derivative asset of $2 million and $9 million, respectively, for these Swaps. Concurrently, the carrying value of the Medium-Term Notes was increased by $2 million and $9 million at December 31, 2009 and 2008, respectively.

Forward sale and interest rate lock commitments: Schwab Bank's loans held for sale portfolio consists of fixed-rate and adjustable-rate mortgages, which are subject to a loss in value when market interest rates rise. Schwab Bank uses forward sale commitments to manage this risk. These forward sale commitments have been designated as cash flow hedging instruments, and are recorded on the Company's consolidated balance sheet at fair value with gains or losses recorded in other comprehensive income (loss). Amounts included in other comprehensive income (loss) are reclassified into earnings when the related loan is sold. At both December 31, 2009 and 2008, the derivative asset and liability recorded by Schwab Bank for these forward sale commitments were not material.

Additionally, Schwab Bank uses forward sale commitments to hedge interest rate lock commitments issued on mortgage loans that will be held for sale. Schwab Bank considers the fair value of these commitments to be zero at the commitment date, with subsequent changes in fair value determined solely based on changes in market interest rates. Any changes in fair value of the interest rate lock commitments are completely offset by changes in fair value of the related forward sale commitments. Schwab Bank had interest rate lock commitments on mortgage loans to be held for sale with principal balances totaling approximately $440 million and $452 million at December 31, 2009 and 2008, respectively. At both December 31, 2009 and 2008, the derivative asset and liability recorded by Schwab Bank for these interest rate lock commitments and the related forward sale commitments were not material.

15. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance. This category includes residential mortgage-backed securities, asset-backed securities, corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, U.S. Treasury securities, and derivative contracts.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2009 or 2008.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes, other securities owned, and securities available for sale. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2009 and 2008, the Company did not adjust prices received from the independent third-party pricing service. Liabilities recorded at fair value are not material.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value:

December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit for regulatory purposes:				
U.S. Government securities	$ -	$ 2,681	$ -	$ 2,681
Corporate debt securities	-	2,135	-	2,135
Certificates of deposit	-	2,091	-	2,091
Commercial paper	-	100	-	100
Total investments segregated and on deposit for regulatory purposes	-	7,007	-	7,007
Other securities owned:				
Schwab Funds® money market funds	321	-	-	321
Commercial paper	-	220	-	220
Certificates of deposit	-	200	-	200
Equity and bond mutual funds	103	-	-	103
State and municipal debt obligations	-	49	-	49
Equity, U.S. Government and corporate debt, and other securities	2	21	-	23
Total other securities owned	426	490	-	916
Securities available for sale:				
U.S. agency residential mortgage-backed securities	-	11,779	-	11,779
Non-agency residential mortgage-backed securities	-	1,941	-	1,941
U.S. agency notes	-	2,978	-	2,978
Corporate debt securities	-	2,380	-	2,380
Certificates of deposit	-	1,953	-	1,953
Asset-backed securities	-	1,089	-	1,089
Total securities available for sale	-	22,120	-	22,120
Other assets [(1)]	-	9	-	9
Total assets at fair value	$ 426	$ 29,626	$ -	$ 30,052
Liabilities				
Accrued expenses and other liabilities [(2)]	$ 1	$ 6	$ -	$ 7

(1) Other assets recorded at fair value include derivative contracts.

(2) Accrued expenses and other liabilities include securities sold, not yet purchased, and derivative contracts.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	$ -	$ 3,888	$ -	$ 3,888
Corporate debt securities	-	1,501	-	1,501
U.S. Government securities	-	1,190	-	1,190
Commercial paper	-	250	-	250
Total investments segregated and on deposit for regulatory purposes	-	6,829	-	6,829
Other securities owned:				
Schwab Funds® money market funds	440	-	-	440
Equity and bond mutual funds	135	-	-	135
State and municipal debt obligations	-	37	-	37
Equity, U.S. Government and corporate debt, and other securities	3	11	-	14
Total other securities owned	578	48	-	626
Securities available for sale:				
U.S. agency residential mortgage-backed securities	-	8,229	-	8,229
Non-agency residential mortgage-backed securities	-	2,223	-	2,223
U.S. agency notes	-	517	-	517
Corporate debt securities	-	1,733	-	1,733
Certificates of deposit	-	922	-	922
Asset-backed securities	-	822	-	822
Total securities available for sale	-	14,446	-	14,446
Other assets [1]	-	11	-	11
Total assets at fair value	$ 578	$ 21,334	$ -	$ 21,912
Liabilities				
Accrued expenses and other liabilities [2]	$ 2	$ 3	$ -	$ 5

(1) Other assets recorded at fair value include derivative contracts.

(2) Accrued expenses and other liabilities include securities sold, not yet purchased, and derivative contracts.

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of assets and liabilities not recorded at fair value are described below. There were no significant changes in these methodologies or assumptions during 2009.

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, and drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under resale agreements. Securities purchased under resale agreements are recorded at par value plus accrued interest. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Securities held to maturity include U.S. agency residential mortgage-backed securities, asset-backed securities collateralized by credit card, student, auto loans, and corporate debt securities. Securities held to maturity are recorded at amortized cost. The fair value of these securities is obtained using an independent third-party pricing service, as discussed above.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Loans to banking clients primarily include adjustable-rate residential first-mortgage and HELOC loans. Loans to banking clients are recorded at carrying value net of an allowance for credit losses. The fair value of the Company's loans to banking clients is estimated based on market prices for mortgage-backed securities collateralized by similar types of loans.

Loans held for sale include fixed rate residential first-mortgage loans intended for sale. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the Company's loans held for sale is estimated using quoted market prices for securities backed by similar types of loans.

Other assets include cost method investments, including the Company's investment in Federal Home Loan Bank (FHLB) stock. The cost method investments' carrying values approximate their fair values.

Deposits from banking clients: The Company considers the fair value of deposits with no stated maturity, such as deposits from banking clients, to be equal to the amount payable on demand as of the balance sheet date.

Long-term debt includes Senior Notes, Medium-Term Notes, and Junior Subordinated Notes, and a finance lease obligation. The fair value of the Company's long-term debt is estimated using indicative, non-binding quotes from independent brokers.

Firm commitments to extend credit: The Company extends credit to banking clients through HELOC commitments. The Company considers the fair value of unused HELOC commitments to be not material because the interest rate earned on HELOC outstanding balances is based on the Prime rate and resets monthly. Future utilization of HELOC commitments will earn a then-current market interest rate. The Company does not charge a fee to maintain a HELOC.

The table below presents the Company's fair value estimates as of December 31, 2009 and 2008 for financial instruments excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value.

	2009		2008	
December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Securities held to maturity	$ 6,839	$ 6,880	$ 243	$ 244
Loans to banking clients – net	$ 7,348	$ 6,888	$ 6,044	$ 5,389
Loans held for sale	$ 104	$ 107	$ 41	$ 42
Financial Liabilities:				
Long-term debt	$ 1,512	$ 1,580	$ 883	$ 705

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

16. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents cumulative gains and losses that are not reflected in earnings. The components of other comprehensive income (loss) are as follows:

	2009			2008			2007		
Year Ended December 31,	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Securities available for sale:									
Net unrealized gain (loss) arising during the year for Non-OTTI securities	$ 539	$ (214)	$ 325	$ (955)	$ 374	$ (581)	$ (29)	$ 12	$ (17)
Net unrealized loss arising during the year for OTTI securities	(3)	2	(1)	-	-	-	-	-	-
OTTI charges recognized in earnings	60	(24)	36	44	(17)	27	-	-	-
Reclassification of realized losses to earnings	3	(1)	2	31	(12)	19	59	(25)	34
Net unrealized gain (loss) on securities available for sale	599	(237)	362	(880)	345	(535)	30	(13)	17
Net unrealized loss on cash flow hedging instruments	-	-	-	-	-	-	(6)	3	(3)
Minimum pension liability adjustment	-	-	-	-	-	-	9	(4)	5
Foreign currency translation adjustment	-	-	-	(1)	-	(1)	-	-	-
Other comprehensive income (loss)	$ 599	$ (237)	$ 362	$ (881)	$ 345	$ (536)	$ 33	$ (14)	$ 19

	Net unrealized loss on securities available for sale		Net unrealized gain on cash flow hedging instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Total accumulated other comprehensive loss
	Portion of unrealized loss on Non-OTTI securities	Portion of unrealized loss on OTTI securities				
Balance at December 31, 2006	$ (35)	$ -	$ 3	$ 1	$ (5)	$ (36)
Net change	17	-	(3)	-	5	19
Balance at December 31, 2007	(18)	-	-	1	-	(17)
Net change	(535)	-	-	(1)	-	(536)
Balance at December 31, 2008	(553)	-	-	-	-	(553)
Reclassification of OTTI securities	149	(149)	-	-	-	-
Other net change	327	35	-	-	-	362
Balance at December 31, 2009	$ (77)	$ (114)	$ -	$ -	$ -	$ (191)

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

17. Employee Incentive, Deferred Compensation, and Retirement Plans

A summary of the Company's stock-based compensation expense and related income tax benefit is as follows:

Year Ended December 31,	2009	2008	2007
Stock option expense	$ 44	$ 28	$ 18
Restricted stock award expense	27	38	38
Restricted stock unit expense	1	-	-
Employee stock purchase plan expense	3	3	2
Total stock-based compensation expense [(1)]	$ 75	$ 69	$ 58
Income tax benefit on stock-based compensation expense	$ (29)	$ (27)	$ (23)

(1) Total stock-based compensation expense including discontinued operations was $80 million in 2007.

The Company issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2009, the Company was authorized to grant up to 25 million common shares under its existing stock incentive plans.

As of December 31, 2009, there was $172 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2013 with a remaining weighted-average period of 2.8 years.

Stock Option Plans

The Company's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

The Company's stock option activity (including options held by employees of discontinued operations) is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	56	$ 18.48		
Granted	14	$ 14.98		
Exercised	(5)	$ 11.62		
Forfeited	(2)	$ 18.79		
Expired	(6)	$ 26.09		
Outstanding at December 31, 2009	57	$ 17.30	5.01	$ 171
Vested and expected to vest at December 31, 2009	53	$ 17.30	4.74	$ 161
Vested and exercisable at December 31, 2009	34	$ 17.11	2.71	$ 120

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Information on stock options granted and exercised is presented below:

Year Ended December 31,	2009	2008	2007
Weighted-average fair value of options granted per share	$ 6.42	$ 7.94	$ 7.06
Cash received from options exercised	$ 53	$ 131	$ 414
Tax benefit realized on options exercised	$ 8	$ 48	$ 97
Aggregate intrinsic value of options exercised	$ 25	$ 127	$ 244

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value the Company's options granted during the years presented and their expected lives were as follows:

Year Ended December 31,	2009	2008	2007
Weighted-average expected dividend yield	.58%	.51%	.46%
Weighted-average expected volatility	52%	44%	35%
Weighted-average risk-free interest rate	3.0%	3.9%	4.2%
Expected life (in years)	1.4 – 5.3	2.7 – 5.0	2.8 – 7.2

Restricted Stock Plans

The Company's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to four-year period, but some vest based upon the Company achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of the Company's stock on the date of grant and is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards (including awards held by employees of discontinued operations in 2007) that vested during each of the years 2009, 2008, and 2007 was $28 million, $41 million, and $96 million, respectively.

The Company's restricted stock awards and units activity is summarized below:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2008	5	$ 19.64	-	$ -
Granted	-	$ -	2	$ 17.28
Vested	(2)	$ 18.97	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding at December 31, 2009	3	$ 19.95	2	$ 17.28

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six month offering periods that start each year on February 1st and August 1st. The purchase price for each share of common stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2009, the Company had 48 million shares reserved for future issuance under the ESPP.

Other Deferred Compensation Plans

The Company sponsors deferred compensation plans for eligible officers and non-employee directors. The Company's deferred compensation plan for officers permits participants to defer the receipt of certain cash compensation. The deferred compensation liability was $142 million and $121 million at December 31, 2009 and 2008, respectively. The Company's deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their directors' fees and to receive either a grant of stock options, or upon ceasing to serve as a director, the number of shares of CSC's common stock that would have resulted from investing the deferred fee amount into CSC's common stock.

Retirement Plan

Upon completing three months of consecutive service, employees of the Company may participate in the Company's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. The Company may match certain employee contributions or make additional contributions to this plan at its discretion. The Company's total contribution expense was $49 million, $53 million, and $52 million in 2009, 2008, and 2007, respectively.

Long-term Incentive Plan

Eligible officers received LTIP units under the Company's long-term incentive program. These awards were restricted from transfer or sale and vested annually over a three- to four-year performance period. The cash payout of the LTIP units was made following the end of the performance period based upon the Company's achievement of certain cumulative EPS levels. The last performance period under this incentive program ended on December 31, 2008.

LTIP unit information (including units held by employees of discontinued operations) is as follows:

	2008	2007
LTIP units outstanding at year end	33	72
LTIP unit compensation expense	$ 19	$ 88
LTIP liability at year end	$ 90	$ 190

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

18. Taxes on Income

Income tax expense on income from continuing operations is as follows:

Year Ended December 31,	2009	2008	2007
Current:			
Federal	$ 400	$ 584	$ 441
State	73	117	117
Total current	473	701	558
Deferred:			
Federal	12	79	144
State	4	18	31
Total deferred	16	97	175
Taxes on income	$ 489	$ 798	$ 733

The excess tax benefits from the exercise of stock options and the vesting of restricted stock awards, which for accounting purposes are recorded in additional paid-in capital, were $8 million, $50 million, and $108 million in 2009, 2008, and 2007, respectively.

Income tax expense from discontinued operations was $18 million in 2008 and related to the determination of the final income tax gain on the sale of U.S. Trust. The net income tax expense from discontinued operations was $691 million in 2007, which included $763 million of income tax expense related to income from discontinued operations and the gain on sale of U.S. Trust, offset by a $72 million income tax benefit related to the excess of the tax basis of U.S. Trust stock over book basis.

The temporary differences that created deferred tax assets and liabilities are detailed below:

December 31,	2009	2008
Deferred tax assets:		
Employee compensation, severance, and benefits	$ 91	$ 97
Facilities lease commitments	69	70
State and local taxes	15	30
Reserves and allowances	36	36
Unrealized loss on securities available for sale – net	144	357
Other	4	6
Total deferred tax assets	359	596
Deferred tax liabilities:		
Capitalized internal-use software development costs	(42)	(52)
Depreciation and amortization	(33)	(21)
Deferred cancellation of debt income	(11)	-
Deferred loan costs	(20)	(21)
Other	(4)	-
Total deferred tax liabilities	(110)	(94)
Deferred tax asset – net	$ 249	$ 502

The Company determined that no valuation allowance against deferred tax assets at December 31, 2009 and 2008 was necessary.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The effective income tax rate on income from continuing operations before taxes differs from the amount computed by applying the federal statutory income tax rate as follows:

Year Ended December 31,	2009	2008	2007
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.7	4.4	5.3
Other	(0.4)	(0.1)	(0.7)
Effective income tax rate	38.3%	39.3%	39.6%

The effective income tax rate including discontinued operations was 40.2% in 2008 and 37.2% in 2007. The difference between the effective income tax rate on income from continuing operations and the effective income tax rate including discontinued operations was primarily due to the $18 million income tax expense in 2008 and the $72 million income tax benefit in 2007 discussed above.

The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes. Resolving these uncertain tax matters in the Company's favor would reduce income tax expense from continuing operations by $7 million, net of federal tax benefit. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at beginning of year	$ 12	$ 7
Additions for tax positions of prior years	4	8
Reductions for tax positions of prior years	(4)	(2)
Reductions due to lapse of statue of limitations	(2)	-
Settlements	-	(1)
Balance at end of year	$ 10	$ 12

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. Interest charges for the years ended December 31, 2009, 2008, and 2007 were not material. At December 31, 2009 and 2008, the Company had a liability for estimated interest on the unrecognized tax benefits of $2 million and $3 million, respectively.

CSC and its subsidiaries file income tax returns in the federal jurisdiction, as well as most state and applicable local jurisdictions and are subject to routine examinations by the respective taxing authorities. Federal return audits have been completed through 2005.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

19. Earnings Per Share

Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Dilutive potential common shares are determined using the treasury stock method, and include outstanding stock options and unvested restricted stock awards and units. EPS under the basic and diluted computations are as follows:

Year Ended December 31,	2009	2008	2007
Net income available to common shareholders [1]	$ 787	$ 1,212	$ 2,407
Weighted-average common shares outstanding — basic	1,156	1,148	1,208
Common stock equivalent shares related to stock incentive plans	4	9	14
Weighted-average common shares outstanding — diluted [2]	1,160	1,157	1,222
Basic EPS:			
Income from continuing operations	$ .68	$ 1.07	$ .93
(Loss) income from discontinued operations, net of tax	$ -	$ (.01)	$ 1.05
Net income	$ .68	$ 1.06	$ 1.98
Diluted EPS:			
Income from continuing operations	$ .68	$ 1.06	$ .92
(Loss) income from discontinued operations, net of tax	$ -	$ (.01)	$ 1.04
Net income	$ .68	$ 1.05	$ 1.96

(1) Net income available to participating securities (unvested restricted shares) was not material for the years ended December 31, 2009, 2008, and 2007.

(2) Total antidilutive stock options and restricted stock awards excluded from the calculation of diluted EPS were 53 million, 33 million, and 39 million shares for the years ended December 31, 2009, 2008, and 2007, respectively.

20. Regulatory Requirements

CSC is a savings and loan holding company and Schwab Bank, CSC's depository institution subsidiary, is a federal savings bank. CSC and Schwab Bank are both subject to supervision and regulation by the Office of Thrift Supervision. As a savings and loan holding company, CSC is not subject to specific statutory capital requirements. However, CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities.

Schwab Bank is subject to regulation and supervision and to various requirements and restrictions under federal and state laws, including regulatory capital guidelines. Among other things, these requirements govern transactions with CSC and its non-depository institution subsidiaries, including loans and other extensions of credit, investments or asset purchases, dividends and investments. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Under the Federal Deposit Insurance Act, Schwab Bank could be subject to restrictive actions if it were to fall within one of the lowest three of five capital categories. Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on Schwab Bank. At December 31, 2009, CSC and Schwab Bank met the capital level requirements.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The regulatory capital and ratios for Schwab Bank are as follows:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009						
Tier 1 Capital	$ 2,724	18.3%	$ 595	4.0%	$ 893	6.0%
Total Capital	$ 2,770	18.6%	$ 1,191	8.0%	$ 1,488	10.0%
Tier 1 Leverage	$ 2,724	6.3%	$ 1,737	4.0%	$ 2,171	5.0%
Tangible Equity	$ 2,724	6.3%	$ 868	2.0%	N/A	
December 31, 2008						
Tier 1 Capital	$ 1,650	15.3%	$ 432	4.0%	$ 647	6.0%
Total Capital	$ 1,671	15.5%	$ 863	8.0%	$ 1,079	10.0%
Tier 1 Leverage	$ 1,650	6.4%	$ 1,037	4.0%	$ 1,296	5.0%
Tangible Equity	$ 1,650	6.4%	$ 518	2.0%	N/A	

N/A Not applicable.

Based on its regulatory capital ratios at December 31, 2009 and 2008, Schwab Bank is considered well capitalized (the highest category) pursuant to banking regulatory guidelines. There are no conditions or events since December 31, 2009, that management believes have changed Schwab Bank's capital category.

The Board of Governors of the Federal Reserve System requires Schwab Bank to maintain reserve balances at the Federal Reserve Bank based on certain deposit levels. Schwab Bank's average reserve requirement was $628 million in 2009 and $284 million in 2008.

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the broker-dealer. At December 31, 2009, 2% of aggregate debits was $192 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2009, Schwab's net capital was $1.1 billion (11% of aggregate debit balances), which was $868 million in excess of its minimum required net capital and $580 million in excess of 5% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2009. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2009 and 2008 were $18.9 billion and $14.5 billion, respectively. On January 5, 2010, and January 5, 2009, the Company deposited a net amount of $1.0 billion and $216 million, respectively, into its segregated reserve bank accounts.

21. Segment Information

Operating segments are defined as components of a company in which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company structures its operating segments according to its various types of clients and the services provided to those clients. The Company's two reportable segments are Investor Services and Institutional Services.

The Investor Services segment includes the Company's retail brokerage and banking operations. The Institutional Services segment provides custodial, trading, and support services to independent investment advisors, as well as retirement plan services, plan administrator services, equity compensation plan services, and mutual fund clearing services. In addition, the Institutional Services segment supports the availability of Schwab proprietary mutual funds and collective trust funds on third-party platforms.

The accounting policies of the segments are the same as those described in note "2 – Summary of Significant Accounting Policies." Financial information for the Company's reportable segments is presented in the following table. For the computation of its segment information, the Company utilizes an activity-based costing model to allocate traditional income statement line item expenses (e.g., compensation and benefits, depreciation and amortization, and professional services) to the business activities driving segment expenses (e.g., client service, opening new accounts, or business development) and a funds transfer pricing methodology to allocate certain revenues.

The Company evaluates the performance of its segments on a pre-tax basis, excluding items such as impairment charges on non-financial assets, discontinued operations, extraordinary items, and other significant restructuring charges. Segment assets and liabilities are not disclosed because the balances are not used for evaluating segment performance and deciding how to allocate resources to segments. However, capital expenditures are used in resource allocation and are therefore disclosed. There are no revenues from transactions with other segments within the Company. Capital expenditures are reported gross, and are not net of proceeds from the sale of fixed assets.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Selected financial information for the Company's reportable segments is presented in the following table:

Year Ended December 31,	2009	2008	2007
Net revenues:			
Investor Services	$ 2,710	$ 3,385	$ 3,352
Institutional Services	1,483	1,754	1,627
Unallocated	-	11	15
Total net revenues	$ 4,193	$ 5,150	$ 4,994
Net interest revenue:			
Investor Services	$ 1,024	$ 1,383	$ 1,337
Institutional Services	183	281	315
Unallocated	-	1	(5)
Total net interest revenue	$ 1,207	$ 1,665	$ 1,647
Income from continuing operations before taxes on income:			
Investor Services	$ 804	$ 1,278	$ 1,237
Institutional Services	554	753	621
Unallocated	(82)	(3)	(5)
Income from continuing operations before taxes on income	1,276	2,028	1,853
Taxes on income	(489)	(798)	(733)
(Loss) income from discontinued operations, net of tax	-	(18)	1,287
Net Income	$ 787	$ 1,212	$ 2,407
Capital expenditures:			
Investor Services	$ 95	$ 125	$ 111
Institutional Services	44	70	54
Unallocated	-	1	3
Total capital expenditures	$ 139	$ 196	$ 168
Depreciation and amortization:			
Investor Services	$ 100	$ 100	$ 98
Institutional Services	59	52	40
Unallocated	-	-	18
Total depreciation and amortization	$ 159	$ 152	$ 156

Fees received from Schwab's proprietary mutual funds represented approximately 23%, 24%, and 23% of the Company's net revenues in 2009, 2008, and 2007, respectively. Except for Schwab's proprietary mutual funds, which are considered a single client for purposes of this computation, no single client accounted for more than 10% of the Company's net revenues in 2009, 2008, or 2007. Substantially all of the Company's revenues and assets are generated or located in the U.S. The percentage of Schwab's total client accounts located in California was approximately 24% at December 31, 2009, 2008, and 2007.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Net revenues categorized by similar products and services are shown in the following table:

Year Ended December 31,	2009	2008	2007
Mutual fund service fees	$ 1,503	$ 1,917	$ 1,892
Investment management and trust fees	273	340	378
Other asset management and administration fees	99	98	88
Interest revenue	1,428	1,908	2,270
Interest expense	(221)	(243)	(623)
Commissions	884	915	755
Principal transactions	112	165	105
Net impairment losses on securities	(60)	(44)	-
Other	175	94	129
Total net revenues	$ 4,193	$ 5,150	$ 4,994

The carrying amount of goodwill, as allocated to the Company's reportable segments for purposes of testing goodwill for impairment, is presented in the following table:

December 31,	2009	2008
Investor Services	$ 416	$ 416
Institutional Services	112	112
Total goodwill	$ 528	$ 528

22. Discontinued Operations

In July 2007, the Company sold all of the outstanding common stock of U.S. Trust for $3.3 billion in cash. The components of (loss) income from discontinued operations related to U.S. Trust are as follows:

Year Ended December 31,	2008	2007
Net revenues	$ -	$ 446
Income from discontinued operations, before taxes	$ -	$ 116
Gain on sale of U.S. Trust, before taxes	-	1,862
Taxes on income	(18)	(691)
(Loss) income from discontinued operations, net of tax	$ (18)	$ 1,287

When calculating the Company's gain on the sale of U.S. Trust for income tax purposes, the acquisition date tax basis is the basis of U.S. Trust's prior stockholders in their shares as of the date U.S. Trust was acquired by the Company, since the transaction qualified as a tax-free exchange. In 2006, the Company recorded a $205 million income tax benefit related to the estimated difference between the tax and book bases of the Company's U.S. Trust stock. This amount was included in income from discontinued operations, net of tax, on the Company's consolidated statements of income. This initial estimate of the tax benefit was based on publicly available information, including information on the composition of U.S. Trust's stockholders at the acquisition date and the market price of U.S. Trust stock during relevant periods, and was subject to adjustment following a survey of former U.S. Trust stockholders. The Company completed the survey in the third quarter of 2007. Based upon the results of this survey, the Company recorded an additional $72 million income tax benefit in 2007. The IRS completed their examination of the acquisition date tax basis under a pre-filing agreement in the second quarter of 2008. In connection with the determination of the final income tax gain on the sale of U.S. Trust, the Company recorded additional tax expense of $18 million in the second quarter of 2008. This amount was recorded in loss from discontinued operations.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

23. Subsequent Event

On January 26, 2010, the Company completed the sale of 29,670,300 shares of its common stock, $.01 par value, at a public offering price of $19.00 per share. Net proceeds received from the offering were $543 million and will be used to support the Company's balance sheet growth, including expansion of its deposit base and potential migration of certain client balances from money market funds into Schwab Bank.

24. The Charles Schwab Corporation – Parent Company Only Financial Statements

Condensed Statements of Income

Year Ended December 31,	2009	2008	2007
Interest revenue	$ 8	$ 27	$ 68
Interest expense	(66)	(54)	(34)
Net interest revenue	(58)	(27)	34
Other revenues	33	9	13
Other expenses	(15)	7	(20)
(Loss) income before income tax benefit (expense) and equity in earnings of subsidiaries	(40)	(11)	27
Income tax benefit (expense)	16	2	(9)
(Loss) income from continuing operations before equity in earnings of subsidiaries	(24)	(9)	18
Equity in earnings of subsidiaries:			
Equity in undistributed earnings of subsidiaries	228	251	548
Dividends from Schwab Bank	-	-	65
Dividends from non-banking subsidiaries	583	988	489
Income from continuing operations	787	1,230	1,120
Equity in undistributed earnings of subsidiaries – discontinued operations	-	-	32
Dividends from discontinued operations	-	-	40
Tax expense from discontinued operations	-	(18)	(657)
Income from discontinued operations	-	-	1,872
Net Income	$ 787	$ 1,212	$ 2,407

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Condensed Balance Sheets

December 31,	2009	2008
Assets		
Cash and cash equivalents	$ 875	$ 755
Receivables from brokers, dealers, and clearing organizations	11	34
Receivables from subsidiaries	74	81
Other securities owned – at fair value	513	109
Loans to non-banking subsidiaries	220	373
Investment in non-banking subsidiaries	2,319	2,437
Investment in Schwab Bank	2,549	1,096
Equipment, office facilities, and property – net	5	6
Other assets	130	133
Total	$ 6,696	$ 5,024
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 177	$ 178
Payables to subsidiaries	45	19
Long-term debt	1,401	766
Total liabilities	1,623	963
Stockholders' equity	5,073	4,061
Total	$ 6,696	$ 5,024

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Condensed Statements of Cash Flows

Year Ended December 31,	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 787	$ 1,212	$ 2,407
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) from discontinued operations, net of tax	-	19	(1,215)
Equity in undistributed earnings of subsidiaries	(253)	(251)	(548)
Equity in undistributed earnings of subsidiaries – discontinued operations	-	-	(32)
Excess tax benefits from stock-based compensation	(8)	(50)	(108)
Provision for deferred income taxes	20	48	192
Other	(27)	2	(6)
Net change in:			
Receivables from brokers, dealers, and clearing organizations	23	(34)	-
Other securities owned	(404)	(17)	-
Other assets	(16)	(52)	52
Accrued expenses and other liabilities	(1)	(85)	(647)
Net cash provided by operating activities	121	792	95
Cash Flows from Investing Activities			
Due from (to) subsidiaries – net	279	(94)	122
Purchase of equipment, office facilities, and property	-	(2)	(5)
(Increase) decrease in investments in subsidiaries	(725)	(330)	14
Cash payments for business combinations and investments, net of cash received	-	-	(116)
Proceeds from sale of subsidiary	-	-	3,237
Net cash (used for) provided by investing activities	(446)	(426)	3,252
Cash Flows from Financing Activities			
Issuance of long-term debt	747	-	549
Repayment of long-term debt	(76)	(15)	(38)
Excess tax benefits from stock-based compensation	8	50	108
Dividends paid	(279)	(253)	(1,500)
Purchase of treasury stock	-	(350)	(2,742)
Proceeds from stock options exercised and other	53	131	414
Other financing activities	(8)	(1)	(7)
Net cash provided by (used for) financing activities	445	(438)	(3,216)
Increase (decrease) in Cash and Cash Equivalents	120	(72)	131
Cash and Cash Equivalents at Beginning of Year	755	827	696
Cash and Cash Equivalents at End of Year	$ 875	$ 755	$ 827

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

25. Quarterly Financial Information (Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2009:				
Net Revenues	$ 986	$ 1,011	$ 1,085	$ 1,111
Expenses Excluding Interest	$ 720	$ 691	$ 750	$ 756
Net Income	$ 164	$ 200	$ 205	$ 218
Weighted Average Common Shares – Diluted	1,163	1,163	1,160	1,156
Basic Earnings Per Share	$ .14	$ .17	$ .18	$ .19
Diluted Earnings Per Share	$ .14	$ .17	$ .18	$ .19
Dividends Declared Per Common Share	$ .06	$ .06	$ .06	$ .06
Range of Common Stock Price Per Share:				
High	$ 19.49	$ 19.45	$ 18.92	$ 16.63
Low	$ 16.94	$ 16.47	$ 15.31	$ 11.34
Range of Price/Earnings Ratio (1):				
High	29	24	21	17
Low	25	20	17	12
Year Ended December 31, 2008:				
Net Revenues	$ 1,284	$ 1,251	$ 1,308	$ 1,307
Expenses Excluding Interest	$ 777	$ 752	$ 794	$ 799
Net Income	$ 308	$ 304	$ 295	$ 305
Weighted Average Common Shares – Diluted	1,158	1,158	1,154	1,159
Basic Earnings Per Share (2)	$ .27	$ .26	$ .26	$ .27
Diluted Earnings Per Share (2)	$ .27	$ .26	$ .26	$ .26
Dividends Declared Per Common Share	$ .06	$ .06	$ .05	$ .05
Range of Common Stock Price Per Share:				
High	$ 24.37	$ 26.00	$ 22.78	$ 24.78
Low	$ 14.59	$ 18.78	$ 18.31	$ 18.04
Range of Price/Earnings Ratio (1):				
High	23	25	11	12
Low	14	18	9	9

(1) Price/earnings ratio is computed by dividing the high and low market prices by diluted earnings per share for the preceding 12-month period ending on the last day of the quarter presented.

(2) In the second quarter of 2008, both basic and diluted earnings per share include loss from discontinued operations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Charles Schwab Corporation:

We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule of the Company on page F-2. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
San Francisco, California
February 24, 2010

Management's Report on Internal Control Over Financial Reporting

Management of The Charles Schwab Corporation, together with its subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of and effected by the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2009, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the previous page.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures: The management of the Company, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Changes in internal control over financial reporting: No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) was identified during the quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in "Item 8 – Financial Statements and Supplementary Data."

Item 9B. Other Information

On February 22, 2010, CSC announced that it is transferring the listing of its common stock to the New York Stock Exchange (NYSE). CSC expects its common stock to begin trading on the NYSE on March 5, 2010, using its current symbol.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information relating to directors of CSC required to be furnished pursuant to this item is incorporated by reference from portions of the Company's definitive proxy statement for its annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A by April 30, 2010 (the Proxy Statement) under "The Board of Directors – Members of the Board of Directors," "The Board of Directors – Corporate Governance Information," "The Board of Directors – Director Nominations," and "Section 16(a) Beneficial Ownership Reporting Compliance." The Company's Code of Conduct and Business Ethics, applicable to directors and all employees, including senior financial officers, is available on the Company's website at http://www.aboutschwab.com/governance. If the Company makes any amendments to or grants any waivers from its Code of Conduct and Business Ethics which are required to be disclosed pursuant to the Securities Exchange Act of 1934, the Company will make such disclosures on this website.

Executive Officers of the Registrant

The following table provides certain information about each of the Company's current executive officers.

Executive Officers of the Registrant

Name	Age	Title
Charles R. Schwab	72	Chairman of the Board
Walter W. Bettinger II	49	President and Chief Executive Officer
Jay L. Allen	53	Executive Vice President – Human Resources and Employee Services
Benjamin L. Brigeman	47	Executive Vice President – Investor Services
Carrie E. Dwyer	59	Executive Vice President, General Counsel and Corporate Secretary
Joseph R. Martinetto	47	Executive Vice President and Chief Financial Officer
James D. McCool	51	Executive Vice President – Institutional Services
Rebecca Saeger	54	Executive Vice President and Chief Marketing Officer

Mr. Schwab has been Chairman of the Board and a director of CSC since its incorporation in 1986. He also served as Chief Executive Officer of CSC from 1986 to 1997, and as Co-Chief Executive Officer from 1998 until 2003. He was re-appointed Chief Executive Officer in 2004 and served in that role until October 2008. Mr. Schwab is Chairman of Charles Schwab & Co., Inc., and Charles Schwab Bank, and trustee of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Laudus Institutional Trust, all registered investment companies.

Mr. Bettinger has been President and Chief Executive Officer of CSC and Schwab since 2008. He also serves on the Board of Directors of CSC, Charles Schwab & Co., Inc. and Charles Schwab Bank, and as a trustee of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Institutional Trust, and Schwab Strategic Trust, all registered investment companies. Prior to assuming his current role, Mr. Bettinger served as President and Chief Operating Officer of CSC from 2007 until 2008 and as Executive Vice President and President – Schwab Investor Services of CSC and Schwab from 2005 to 2007. He served as Executive Vice President and Chief Operating Officer – Individual Investor Enterprise of CSC and Schwab from 2004 until 2005, and Executive Vice President – Corporate Services of Schwab from 2002 until 2004. Mr. Bettinger joined Schwab in 1995.

Mr. Allen has been Executive Vice President – Human Resources and Employee Services of CSC and Schwab since 2007. He served as Senior Vice President – Human Resources of Schwab Investor Services from 2004 to 2007. Mr. Allen joined Schwab in 2003 as Vice President – Human Resources of Schwab Investor Services. Before joining Schwab, Mr. Allen was Vice President – Human Resources and Administration for GE Consumer Finance – Japan, based in Tokyo.

Mr. Brigeman has been Executive Vice President – Investor Services of CSC and Schwab since 2007. Mr. Brigeman was Senior Vice President – Schwab Investor Services of Schwab from 2005 to 2007 and Senior Vice President – Schwab Retirement Plan Services of Schwab from 2000 to 2005. Mr. Brigeman joined Schwab in 1996.

Ms. Dwyer has been Executive Vice President, General Counsel and Corporate Secretary of CSC and Executive Vice President – Corporate Oversight of Schwab since 1996. Ms. Dwyer joined Schwab in 1996.

Mr. Martinetto has been Executive Vice President and Chief Financial Officer of CSC and Schwab since 2007. Mr. Martinetto served as Senior Vice President and Treasurer of CSC and Schwab from 2003 to 2007 and Senior Vice President – Individual Investor Finance of Schwab from 2002 to 2003. Mr. Martinetto joined Schwab in 1997.

Mr. McCool has been Executive Vice President – Institutional Services of CSC and Schwab since 2008. Mr. McCool served as Executive Vice President – Schwab Corporate and Retirement Services of CSC from 2007 until 2008 and of Schwab from 2006 until 2008. Mr. McCool served as Senior Vice President – Corporate Services of Schwab from 2004 until 2006. Mr. McCool also served as President and Chief Executive Officer of The Charles Schwab Trust Company (CSTC) from 2005 until 2007. Mr. McCool served as Senior Vice President – Plan Administrative Services of CSTC from 2004 until 2005, Chief Operating Officer of CSTC from 2003 until 2004, and Vice President – Development and Business Technology of CSTC from 2002 until 2003. Mr. McCool joined Schwab in 1995.

Ms. Saeger has been Executive Vice President and Chief Marketing Officer of CSC and Schwab since 2006. She served as Executive Vice President – Brand Management and Marketing Communications of CSC and Schwab from 2004 until 2006. Ms. Saeger joined Schwab in 2004.

Item 11. Executive Compensation

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Compensation Information – Compensation Discussion and Analysis," "Compensation Information – Executive Compensation Tables – 2009 Summary Compensation Table," "Compensation Information – Executive Compensation Tables – 2009 Grants of Plan-Based Awards Table," "Compensation Information – Executive Compensation Tables – Narrative to Summary Compensation and Grants of Plan-Based Awards Tables," "Compensation Information – Executive Compensation Tables – 2009 Termination and Change in Control Benefits Table," "Compensation Information – Executive Compensation Tables – Outstanding Equity Awards as of December 31, 2009," "Compensation Information – Executive Compensation Tables – 2009 Option Exercises and Stock Vested Table," "Compensation Information – Executive Compensation Tables – 2009 Nonqualified Deferred Compensation Table," "Compensation Information – Director Compensation," and "The Board of Directors – Compensation Committee Interlocks and Insider Participation." In addition, the information from a portion of the Proxy Statement under "Compensation Information – Compensation Committee Report," is incorporated by reference from the Proxy Statement and furnished on this Form 10-K, and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management," and "Compensation Information – Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Transactions with Related Persons" and "The Board of Directors – Director Independence."

Item 14. Principal Accountant Fees and Services

The information required to be furnished pursuant to this item is incorporated by reference from a portion of the Proxy Statement under "The Board of Directors – Auditor Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) Documents filed as part of this Report

1. Financial Statements

The financial statements and independent auditors' report are included in "Item 8 – Financial Statements and Supplementary Data" and are listed below:

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders' Equity
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedule

The financial statement schedule required to be furnished pursuant to this item is listed in the accompanying index appearing on page F-1.

(b) Exhibits

The exhibits listed below are filed as part of this annual report on Form 10-K.

Exhibit Number	Exhibit	
3.11	Fifth Restated Certificate of Incorporation, effective May 7, 2001, of the Registrant, filed as Exhibit 3.11 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.	
3.13	Fourth Restated Bylaws, as amended on December 12, 2007, of the Registrant, filed as Exhibit 3.13 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	
3.14	Fourth Restated Bylaws, as amended on January 27, 2010 (supersedes Exhibit 3.13), of the Registrant, filed as Exhibit 3.1 to the Registrant's Form 8-K dated January 27, 2010, and incorporated herein by reference.	
4.2	Neither the Registrant nor its subsidiaries are parties to any instrument with respect to long-term debt for which securities authorized thereunder exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. Copies of instruments with respect to long-term debt of lesser amounts will be provided to the SEC upon request.	
10.4	Form of Release Agreement dated as of March 31, 1987 among BAC, Registrant, Schwab Holdings, Inc., Charles Schwab & Co., Inc. and former shareholders of Schwab Holdings, Inc.	(1)

Exhibit Number	Exhibit	
10.57	Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between the Registrant and the holders of the Common Stock, filed as Exhibit 4.23 to Registrant's Registration Statement No. 33-16192 on Form S-1 and incorporated herein by reference.	
10.72	Restatement of Assignment and License, as amended January 25, 1988, among Charles Schwab & Co., Inc., Charles R. Schwab and the Registrant.	
10.271	The Charles Schwab Corporation Directors' Deferred Compensation Plan, as amended through December 8, 2004.	(4)
10.272	The Charles Schwab Corporation Deferred Compensation Plan, as amended through December 8, 2004.	(4)
10.288	Stock Purchase Agreement by and between the Registrant and Bank of America Corporation, dated as of November 19, 2006 and incorporated herein by reference.	
10.289	Form of Notice and Restricted Stock Agreement for Walter W. Bettinger under The Charles Schwab Corporation 2004 Stock Incentive Plan dated February 20, 2007, filed as Exhibit 10.289 to the Registrant's Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.	(4)
10.290	Summary of Non-Employee Director Compensation, filed as Exhibit 10.290 to the Registrant's Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.	(4)
10.294	Form of Notice and Restricted Stock Agreement for Joseph R. Martinetto under The Charles Schwab Corporation 2004 Stock Incentive Plan dated May 18, 2007, filed as Exhibit 10.294 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.295	Form of Notice and Nonqualified Stock Option Agreement for Joseph R. Martinetto under The Charles Schwab Corporation 2004 Stock Incentive Plan dated May 18, 2007, filed as Exhibit 10.295 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.296	Stock Purchase Agreement dated July 2, 2007 by and among Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, 188 Partners, LP, and the Charles & Helen Schwab Foundation, and The Charles Schwab Corporation, filed as Exhibit 10.296 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.298	Directed Employee Benefit Trust Agreement under the SchwabPlan Retirement Savings and Investment Plan dated August 17, 2007, filed as Exhibit 10.298 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)
10.300	The Charles Schwab Corporation Employee Stock Incentive Plan, as amended and restated as of December 12, 2007, filed as Exhibit 10.300 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.301	The Charles Schwab Corporation 1992 Stock Incentive Plan, as amended and restated as of December 12, 2007, filed as Exhibit 10.301 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.302	The Charles Schwab Corporation 2001 Stock Incentive Plan, as amended and restated as of December 12, 2007, filed as Exhibit 10.302 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.306	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.306 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.307	Form of Notice and Restricted Stock Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.307 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.309	Form of Notice and Premium-Priced Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.309 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.310	The Charles Schwab Corporation 2004 Stock Incentive Plan, as amended and restated as of December 12, 2007, filed as Exhibit 10.310 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.311	Form of Notice and Restricted Stock Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.311 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.312	Form of Notice and Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.312 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.	(4)
10.314	Employment Agreement dated as of March 13, 2008 between the Registrant and Charles R. Schwab, filed as Exhibit 10.314 to the Registrant's Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference.	(4)
10.315	Credit Agreement (364-Day Commitment) dated as of June 13, 2008 between the Registrant and the financial institutions listed therein, filed as Exhibit 10.315 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.	
10.316	Form of Notice and Restricted Stock Agreement for Walter W. Bettinger under the Charles Schwab Corporation 2004 Stock Incentive Plan dated October 1, 2008, filed as Exhibit 10.316 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference.	(4)
10.317	Form of Notice and Nonqualified Stock Option Agreement for Walter W. Bettinger under The Charles Schwab Corporation 2004 Stock Incentive Plan dated October 1, 2008, filed as Exhibit 10.317 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference.	(4)
10.318	Form of Notice and Performance-Based Restricted Stock Agreement under the Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.318 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.319	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under the Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.319 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.320	The Charles Schwab Corporation Corporate Executive Bonus Plan, as amended and restated as of October 23, 2008, filed as Exhibit 10.320 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.321	The Charles Schwab Corporation Long Term Incentive Plan, as amended and restated as of October 23, 2008, filed as Exhibit 10.321 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.322	The Charles Schwab Corporation Deferred Compensation Plan II, as amended and restated as of October 23, 2008, filed as Exhibit 10.322 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.323	The Charles Schwab Corporation Directors' Deferred Compensation Plan II, as amended and restated as of October 23, 2008, filed as Exhibit 10.323 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.324	The Charles Schwab Severance Pay Plan, as amended and restated effective January 1, 2009, filed as Exhibit 10.324 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.325	The Charles Schwab Severance Pay Plan, as amended and restated effective April 1, 2009 (supersedes Exhibit 10.324), filed as Exhibit 10.325 to the Registrant's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.	(4)
10.326	Credit Agreement (364-Day Commitment) dated as of June 12, 2009, between the Registrant and the financial institutions listed therein (supersedes Exhibit 10.315), files as Exhibit 10.326 to the Registrant's Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.	
10.327	The Charles Schwab Corporation 2004 Stock Incentive Plan, as amended and restated as of December 10, 2009 (supersedes Exhibit 10.310).	(4)
10.328	Form of Notice and Retainer Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan.	(4)
10.329	Form of Notice and Performance-Based Restricted Stock Unit Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan.	(4)
10.330	Form of Notice and Restricted Stock Unit Agreement under the Charles Schwab Corporation 2004 Stock Incentive Plan.	(4)
12.1	Computation of Ratio of Earnings to Fixed Charges.	
21.1	Subsidiaries of the Registrant.	
23.1	Independent Registered Public Accounting Firm's Consent.	
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(2)
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(2)

Exhibit Number	Exhibit	
101.INS	XBRL Instance Document	(2, 5)
101.SCH	XBRL Taxonomy Extension Schema	(2, 5)
101.CAL	XBRL Taxonomy Extension Calculation	(2, 5)
101.DEF	XBRL Extension Definition	(2, 5)
101.LAB	XBRL Taxonomy Extension Label	(2, 5)
101.PRE	XBRL Taxonomy Extension Presentation	(2, 5)

(1) *Incorporated by reference to the identically-numbered exhibit to Registrant's Registration Statement No. 33-16192 on Form S-1, as amended and declared effective on September 22, 1987.*

(2) *Furnished as an exhibit to this annual report on Form 10-K.*

(3) *Confidential treatment has been granted for portions of this exhibit.*

(4) *Management contract or compensatory plan.*

(5) *Attached as Exhibit 101 to this Annual Report on Form 10-K for the annual period ended December 31, 2009, are the following materials formatted in XBRL (Extensible Business Reporting Language) (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2010.

THE CHARLES SCHWAB CORPORATION
(Registrant)

BY: /s/ Walter W. Bettinger II
Walter W. Bettinger II
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on February 24, 2010.

Signature / Title	**Signature / Title**
/s/ Walter W. Bettinger II Walter W. Bettinger II, President and Chief Executive Officer	/s/ Joseph R. Martinetto Joseph R. Martinetto, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ Charles R. Schwab Charles R. Schwab, Chairman of the Board	/s/ William F. Aldinger III William F. Aldinger III, Director
/s/ Nancy H. Bechtle Nancy H. Bechtle, Director	/s/ C. Preston Butcher C. Preston Butcher, Director
/s/ Frank C. Herringer Frank C. Herringer, Director	/s/ Stephen T. McLin Stephen T. McLin, Director
/s/ Arun Sarin Arun Sarin, Director	/s/ Paula A. Sneed Paula A. Sneed, Director
/s/ Roger O. Walther Roger O. Walther, Director	/s/ Robert N. Wilson Robert N. Wilson, Director

Index to Financial Statement Schedule

Schedules not listed are omitted because of the absence of the conditions under which they are required or because the information is included in the Company's consolidated financial statements and notes in "Item 8 – Financial Statements and Supplementary Data."

SCHEDULE II

Valuation and Qualifying Accounts

(In millions)

Description	Balance at Beginning of Year	Additions: Charged to Expense	Additions: Other [1]	Written off	Balance at End of Year
For the year ended December 31, 2009:					
Allowance for doubtful accounts of brokerage clients [2]	$ 4	$ 3	$ 2	$ (7)	$ 2
For the year ended December 31, 2008:					
Allowance for doubtful accounts of brokerage clients [2]	$ 1	$ 13	$ 1	$ (11)	$ 4
For the year ended December 31, 2007:					
Allowance for doubtful accounts of brokerage clients [2]	$ 2	$ 6	$ 1	$ (8)	$ 1

(1) Represents collections of previously written-off accounts.

(2) Excludes banking-related valuation and qualifying accounts. See "Item 8 - Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 6. Loans to Banking Clients and Related Allowance for Credit Losses."

(Dollars in Millions)

The following supplemental financial data is consistent with the Securities Exchange Act of 1934, Industry Guide 3 – Statistical Disclosure by Bank Holding Companies. The accompanying unaudited financial information represents Charles Schwab Bank (Schwab Bank), which is a subsidiary of The Charles Schwab Corporation (CSC). CSC is a savings and loan holding company and Schwab Bank is a federal savings bank.

1. Three-year Net Interest Revenue and Average Balances

For the Year Ended December 31,	2009			2008			2007		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:									
Cash and cash equivalents [1]	$ 6,352	$ 26	0.40%	$ 3,947	$ 95	2.44%	$ 2,523	$ 133	5.28%
Securities available for sale [2]	18,558	521	2.81%	11,772	517	4.39%	7,335	399	5.44%
Securities held to maturity	1,915	74	3.86%	22	1	5.86%	-	-	-
Loans to banking clients [3]	6,668	241	3.61%	4,829	227	4.70%	2,786	169	6.07%
Loans held for sale	110	5	4.55%	66	4	6.06%	37	2	5.41%
Other interest-earning assets	30	-	0.49%	29	2	5.54%	41	3	5.98%
Total interest-earning assets	33,633	867	2.58%	20,665	846	4.10%	12,722	706	5.55%
Net unrealized loss on securities available for sale	(614)			(323)			(23)		
Non-interest-earning assets	331			211			132		
Total Assets	$ 33,350			$ 20,553			$ 12,831		
Liabilities and Stockholder's Equity:									
Interest-bearing banking deposits	$ 31,249	107	0.34%	$ 19,203	104	0.54%	$ 12,046	238	1.98%
Total sources on which interest is paid	31,249	107	0.34%	19,203	104	0.54%	12,046	238	1.98%
Non-interest-bearing liabilities	513			456			111		
Stockholder's equity	1,588			894			674		
Total Liabilities and Stockholder's Equity	$ 33,350			$ 20,553			$ 12,831		
Net interest revenue		760			742			468	
Provision for credit loss		(38)			(17)			(3)	
		$ 722			$ 725			$ 465	
Net yield on interest-earning assets			2.26%			3.59%			3.68%

(1) Includes deposits with banks, short-term investments, and federal funds sold.
(2) Amounts have been calculated based on amortized cost.
(3) Includes average principal balances of non-accrual loans.

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

2. Analysis of Change in Net Interest Revenue

An analysis of the year-to-year changes in the categories of interest revenue and interest expense resulting from changes in volume and rate is as follows:

	2009 Compared to 2008 Increase (Decrease) Due to Change in:			2008 Compared to 2007 Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest-earning assets:						
Cash and cash equivalents [1]	$ 59	$ (128)	$ (69)	$ 77	$ (115)	$ (38)
Securities available for sale [2]	298	(294)	4	241	(123)	118
Securities held to maturity	111	(38)	73	-	1	1
Loans to banking clients [3]	86	(72)	14	124	(66)	58
Loans held for sale	3	(2)	1	2	-	2
Other interest-earning assets	-	(2)	(2)	(1)	-	(1)
Total interest-earning assets	$ 557	$ (536)	$ 21	$ 443	$ (303)	$ 140
Interest-bearing sources of funds:						
Interest-bearing banking deposits	$ 65	$ (62)	$ 3	$ 141	$ (275)	$ (134)
Total sources on which interest is paid	$ 65	$ (62)	$ 3	$ 141	$ (275)	$ (134)
Change in net interest revenue	$ 492	$ (474)	$ 18	$ 302	$ (28)	$ 274
Provision for credit loss			(21)			(14)
			$ (3)			$ 260

Changes that are not due solely to volume or rate have been allocated to rate.

(1) Includes deposits with banks, short-term investments, and federal funds sold.

(2) Amounts have been calculated based on amortized cost.

(3) Includes average principal balances of non-accrual loans.

(Dollars in Millions)

3. Securities Available for Sale and Securities Held to Maturity

The amortized cost, gross unrealized gains and losses, and fair value of securities available for sale and securities held to maturity are as follows:

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. agency residential mortgage-backed securities	$ 11,601	$ 199	$ 21	$ 11,779
Non-agency residential mortgage-backed securities	2,460	-	519	1,941
U.S. agency notes	2,975	4	1	2,978
Corporate debt securities	2,368	13	1	2,380
Certificates of deposit	1,950	3	-	1,953
Asset-backed securities	1,077	12	-	1,089
Total securities available for sale	$ 22,431	$ 231	$ 542	$ 22,120
Securities held to maturity:				
U.S. agency residential mortgage-backed securities	$ 5,105	$ 36	$ 27	$ 5,114
Asset-backed securities	1,389	25	-	1,414
Corporate debt securities	345	7	-	352
Total securities held to maturity	$ 6,839	$ 68	$ 27	$ 6,880

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. agency residential mortgage-backed securities	$ 8,203	$ 108	$ 82	$ 8,229
Non-agency residential mortgage-backed securities	3,085	-	862	2,223
U.S. agency notes	515	2	-	517
Corporate debt securities	1,762	2	31	1,733
Certificates of deposit	925	-	3	922
Asset-backed securities	866	-	44	822
Total securities available for sale	$ 15,356	$ 112	$ 1,022	$ 14,446
Securities held to maturity:				
Asset-backed securities	$ 243	$ 1	$ -	$ 244
Total securities held to maturity	$ 243	$ 1	$ -	$ 244

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. agency residential mortgage-backed securities	$ 2,889	$ 25	$ 6	$ 2,908
Non-agency residential mortgage-backed securities	3,503	4	33	3,474
U.S. agency notes	15	-	-	15
Corporate debt securities	804	1	21	784
Certificates of deposit	345	-	-	345
Total securities available for sale	$ 7,556	$ 30	$ 60	$ 7,526

There were no securities classified as held to maturity at December 31, 2007.

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

The maturities and related weighted-average yields of securities available for sale and securities held to maturity at December 31, 2009, are as follows:

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Total
Securities available for sale:					
U.S. agency residential mortgage-backed securities [1]	$ -	$ -	$ 173	$ 11,606	$ 11,779
Non-agency residential mortgage-backed securities [1]	-	-	32	1,909	1,941
U.S. agency notes	325	2,653	-	-	2,978
Corporate debt securities	1,366	1,014	-	-	2,380
Certificates of deposit	1,853	100	-	-	1,953
Asset-backed securities	-	940	149	-	1,089
Total fair value	$ 3,544	$ 4,707	$ 354	$ 13,515	$ 22,120
Total amortized cost	$ 3,534	$ 4,692	$ 345	$ 13,860	$ 22,431
Weighted-average yield [2]	0.89%	1.14%	3.24%	2.93%	2.24%
Securities held to maturity:					
U.S. agency residential mortgage-backed securities [1]	$ -	$ -	$ -	$ 5,114	$ 5,114
Asset-backed securities	-	1,259	155	-	1,414
Corporate debt securities	33	319	-	-	352
Total fair value	$ 33	$ 1,578	$ 155	$ 5,114	$ 6,880
Total amortized cost	$ 32	$ 1,548	$ 154	$ 5,105	$ 6,839
Weighted-average yield [2]	4.19%	3.14%	2.09%	1.82%	2.14%

(1) Residential mortgage-backed securities have been allocated over maturity groupings based on final contractual maturities. Actual maturities will differ from final contractual maturities because a certain portion of loans underlying these securities require scheduled principal payments and borrowers have the right to prepay obligations.

(2) The weighted-average yield is computed using the amortized cost at December 31, 2009.

4. Loans to Banking Clients and Related Allowance for Credit Losses

The composition of the loan portfolio is as follows:

December 31,	2009	2008	2007	2006	2005
Residential real estate mortgages	$ 3,710	$ 3,195	$ 2,101	$ 1,127	$ 1,193
Home equity lines of credit	3,304	2,662	1,234	1,192	746
Secured personal loans	366	187	102	9	-
Other	11	18	13	10	10
Total loans to banking clients	$ 7,391	$ 6,062	$ 3,450	$ 2,338	$ 1,949

An analysis of nonperforming assets is as follows:

December 31,	2009	2008	2007	2006	2005
Non-accrual loans	$ 34	$ 8	$ 4	$ 1	$ 1
Average non-accrual loans	$ 17	$ 6	$ 1	$ -	$ -

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

Changes in the allowance for credit losses were as follows:

December 31,	2009	2008	2007	2006	2005
Balance at beginning of year	$ 20	$ 7	$ 4	$ 3	$ 2
Charge-offs	(13)	(4)	-	-	-
Recoveries	-	-	-	-	-
Provision for credit losses	38	17	3	1	1
Balance at end of year	$ 45	$ 20	$ 7	$ 4	$ 3

The maturities of the loan portfolio at December 31, 2009, are as follows:

	Within 1 year	After 1 year through 5 years	After 5 years	Total
Residential real estate mortgages [1]	$ -	$ -	$ 3,710	$ 3,710
Home equity lines of credit	-	498	2,806	3,304
Secured personal loans	-	366	-	366
Other	5	1	5	11
Total	$ 5	$ 865	$ 6,521	$ 7,391

[1] Maturities are based upon the contractual terms of the loans.

The interest sensitivity of loans with contractual maturities in excess of one year at December 31, 2009, is as follows:

	After 1 year
Loans with predetermined interest rates	$ 976
Loans with floating or adjustable interest rates	6,410
Total	$ 7,386

5. Summary of Credit Loss on Banking Loans Experience

December 31,	2009	2008	2007	2006	2005
Average loans	$ 6,668	$ 4,831	$ 2,786	$ 2,162	$ 1,163
Allowance to year end loans	.61%	.33%	.20%	.17%	.17%
Allowance to nonperforming loans	132%	235%	173%	N/M	N/M
Nonperforming assets to average loans and real estate owned	.51%	.18%	.14%	.03%	.04%

N/M Not meaningful.

6. Deposits from Banking Clients

	2009 Amount	2009 Rate	2008 Amount	2008 Rate	2007 Amount	2007 Rate
Analysis of average daily deposits:						
Certificates of deposit of $100,000 or more	$ -	-	$ -	-	$ -	-
Money market and other savings deposits	31,250	0.34%	19,203	0.54%	12,047	1.98%
Total deposits	$ 31,250		$ 19,203		$ 12,047	

There wereno certificates of deposit of $100,000 or more at December 31, 2009.

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

7. Ratios

December 31,	2009	2008	2007
Return on average stockholder's equity	21.95%	40.36%	34.31%
Return on average total assets	1.05%	1.76%	1.83%
Average stockholder's equity as a percentage of average total assets	4.76%	4.35%	5.33%

THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

Year Ended December 31,	2009	2008	2007	2006	2005
Earnings from continuing operations before taxes on earnings	$ 1,276	$ 2,028	$ 1,853	$ 1,476	$ 1,027
Fixed charges					
Interest expense excluding provision for credit losses[1]:					
Deposits from banking clients	107	104	238	200	74
Payables to brokerage clients	3	55	329	426	378
Short-term borrowings	-	1	-	-	-
Long-term debt	71	59	38	29	30
Other	2	24	18	24	19
Total	183	243	623	679	501
Interest portion of rental expense	71	62	60	55	55
Total fixed charges (A)	254	305	683	734	556
Earnings from continuing operations before taxes on earnings and fixed charges (B)	$ 1,530	$ 2,333	$ 2,536	$ 2,210	$ 1,583
Ratio of earnings to fixed charges (B) ÷ (A) [2]	6.0	7.6	3.7	3.0	2.8
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense [3]	9.9	14.9	17.0	14.7	10.9

(1) Beginning in 2009, the provision for credit losses has been excluded from fixed charges.

(2) The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, "earnings" consist of earnings from continuing operations before taxes on earnings and fixed charges. "Fixed charges" consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(3) Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.

EXHIBIT 21.1

Subsidiaries of the Registrant

Pursuant to Item 601 (b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2009.

The following is a listing of the significant subsidiaries of the Registrant:

Schwab Holdings, Inc. (holding company for Charles Schwab & Co., Inc.), a Delaware corporation

Charles Schwab & Co., Inc., a California corporation

Charles Schwab Investment Management, Inc., a Delaware corporation

Charles Schwab Bank, a Federal Savings Association

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of our report dated February 24, 2010, relating to the consolidated financial statements and financial statement schedule of The Charles Schwab Corporation and the effectiveness of The Charles Schwab Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Charles Schwab Corporation for the year ended December 31, 2009.

Filed on Form S-3:

Registration Statement No. 333-156152	(Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Purchase Contracts, Warrants, and Units Consisting of Two or More Securities)

Filed on Form S-4:

Registration Statement No. 333-48764	(Registration of common stock)

Filed on Form S-8:

Registration Statement No. 333-144303	(The Charles Schwab Corporation Employee Stock Purchase Plan)
Registration Statement No. 333-131502	(The Charles Schwab Corporation Deferred Compensation Plan II)
Registration Statement No. 333-101992	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-93125	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-81840	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-71322	(The SchwabPlan Retirement Savings and Investment Plan)
Registration Statement No. 333-63452	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-63448	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-59280	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-48335	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-47107	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-44793	(Charles Schwab Profit Sharing and Employee Stock Ownership Plan)
Registration Statement No. 333-32058	(CyBerCorp Holdings, Inc. 1996 Incentive Plan)

/s/ Deloitte & Touche LLP

San Francisco, California
February 24, 2010

THE CHARLES SCHWAB CORPORATION

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Walter W. Bettinger II, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Charles Schwab Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

/s/ Walter W. Bettinger II

Walter W. Bettinger II
President and Chief Executive Officer

THE CHARLES SCHWAB CORPORATION

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph R. Martinetto, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Charles Schwab Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

/s/ Joseph R. Martinetto

Joseph R. Martinetto
Executive Vice President and Chief Financial Officer

THE CHARLES SCHWAB CORPORATION

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2009 (the Report), I, Walter W. Bettinger II, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Walter W. Bettinger II
Walter W. Bettinger II
President and Chief Executive Officer

Date: February 24, 2010

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

THE CHARLES SCHWAB CORPORATION

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2009 (the Report), I, Joseph R. Martinetto, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President and
Chief Financial Officer

Date: February 24, 2010

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Charles R. Schwab
Chairman of the Board,
The Charles Schwab Corporation
Age: 72. Director since 1986;
term expires in 2011.

William F. Aldinger III
Former Chairman, President, and Chief Executive Officer, Capmark Financial Group Inc., a financial services company
Age: 62. Director since 2005;
term expires this year.
Member of the Audit Committee; Nominating and Corporate Governance Committee.

Nancy H. Bechtle
Former President and
Chief Executive Officer,
San Francisco Symphony
Age: 72. Director since 1992;
term expires in 2012.
Member of the Compensation Committee; Nominating and Corporate Governance Committee.

Walter W. Bettinger II
President and Chief Executive Officer,
The Charles Schwab Corporation
Age: 49. Director since 2008;
term expires in 2012.

C. Preston Butcher
Chairman and Chief Executive Officer,
Legacy Partners, a real estate development and management firm
Age: 71. Director since 1988;
term expires in 2012.
Member of the Audit Committee; Nominating and Corporate Governance Committee.

Frank C. Herringer
Chairman of the Board of Transamerica Corporation, a financial services company
Age: 67. Director since 1996;
term expires in 2011.
Chairman of the Nominating and Corporate Governance Committee; member of the Compensation Committee.

Stephen T. McLin
Chairman and Chief Executive Officer, STM Holdings LLC, which offers merger and acquisition advice
Age: 63. Director since 1988;
term expires in 2011.
Chairman of the Audit Committee; member of the Nominating and Corporate Governance Committee.

Arun Sarin
Former Chief Executive Officer,
Vodafone Group Plc, a mobile telecommunications company
Age: 55. Director since 2009;
term expires this year.
Member of the Audit Committee; Nominating and Corporate Governance Committee.

Paula A. Sneed
Chairman and Chief Executive Officer, Phelps Prescott Group, LLC, a strategy and management consulting firm
Age: 62. Director since 2002;
term expires this year.
Member of the Compensation Committee; Nominating and Corporate Governance Committee.

Roger O. Walther
Chairman and Chief Executive Officer, Tusker Corporation, a real estate and business management company
Age: 74. Director since 1989;
term expires in 2011.
Chairman of the Compensation Committee; member of the Nominating and Corporate Governance Committee.

Robert N. Wilson
Chairman, Still River Systems, a medical device company
Age: 69. Director since 2003;
term expires in 2011.
Member of the Compensation Committee; Nominating and Corporate Governance Committee.

In Memoriam for Don Fisher
"The Charles Schwab Corporation, our employees, and clients lost a longtime supporter, trusted advisor, and great friend last September. Don Fisher played a key role in the transformative growth of our company, where his insights, strategic counsel, optimism, and entrepreneurial spirit were invaluable during his 21 years of service to Schwab. Don had an extraordinarily generous spirit and commitment to others that was exemplified here in the San Francisco community through his philanthropy, community service, and support for the arts and education. We will all miss him deeply."

Charles R. Schwab, Chairman of the Board
Walter W. Bettinger II, President and Chief Executive Officer

The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105
(415) 667-7000
www.aboutschwab.com

The Charles Schwab Corporation is a leading provider of financial services, with more than 300 offices and 7.7 million brokerage accounts, 1.5 million corporate retirement plan participants, 722,000 banking accounts, and $1.42 trillion in client assets. Through its operating subsidiaries, the company provides a full range of securities brokerage, banking, money management, and financial advisory services to individual investors and institutions. Our ticker symbol is SCHW and our common stock is listed on the New York Stock Exchange, effective March 5, 2010.

CEO and CFO Certifications
The Charles Schwab Corporation has included as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission, certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure.

Publications
To obtain the company's annual report, 10-K, 10-Q, quarterly earnings report, or other publications without charge, contact:
Charles Schwab Investor Relations
211 Main Street
San Francisco, CA 94105
(415) 667-1959
These documents may also be viewed in the Investor Relations section of the company's Web site at www.aboutschwab.com.

Trademarks or Registered Trademarks

Stockholder Information

Annual Meeting
The annual meeting of stockholders will be held at 2 p.m. (Pacific Time) on Thursday, May 13, 2010, at 211 Main Street, San Francisco, CA, and via the Internet. To register, visit: www.schwabevents.com/corporation

Stock Ownership Services
All stockholders of record are welcome to participate in The Charles Schwab Corporation Dividend Reinvestment and Stock Purchase Plan, managed by Wells Fargo Bank, N.A. For information on the Dividend Reinvestment and Stock Purchase Plan, or for assistance on stock ownership questions, contact:
Transfer Agent & Registrar
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
(800) 468-9716
www.wellsfargo.com/shareownerservices

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
(415) 783-4000
www.deloitte.com

Outside Counsel
Howard Rice Nemerovski Canady Falk & Rabkin
3 Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024
(415) 434-1600
www.howardrice.com

Schwab Contacts

Customer Service
Investor Services: (800) 435-4000, www.schwab.com
Advisor Services: (877) 456-0777, www.schwabadvisorcenter.com/public
Corporate and Retirement Services: (877) 456-0777, www.scrs.schwab.com

The Charles Schwab Corporation
Office of the Corporate Secretary
(415) 667-9807

Charles Schwab Foundation
Carrie Schwab-Pomerantz, President, Charles Schwab Foundation
(877) 408-5438

Investor Relations
Richard G. Fowler, Senior Vice President, Investor Relations
(415) 667-1841
E-mail: investor.relations@schwab.com

Legislative and Regulatory Affairs
Jeffrey T. Brown, Senior Vice President, Legislative and Regulatory Affairs
555 12th Street NW, Suite 740 N
Washington, DC 20004
(202) 662-4902

Public Relations
Greg Gable, Senior Vice President, Corporate Public Relations
Media Hotline: (888) 767-5432
E-mail: public.relations@schwab.com



Kamilah Mulkey plans Schwab retail branch events for the Southern and Great Lakes regions.

Strategy + Design by Unboundary, Inc., Atlanta, GA | Printing by Lithographix, Inc.
Photography by Gregory Miller | Executive Photography by Chip Somodevilla/Getty Images | This entire report is printed on recycled paper. ♻


The Charles Schwab Corporation

211 Main Street
San Francisco, CA 94105
(415) 667-7000

www.schwab.com
www.aboutschwab.com

MKT10448-22 (3/10)